SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07
4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 – ADDRESS Av. das Nações Unidas, 8501 – 19° floor			2 - DISTRICT Pinheiros
3 - ZIP CODE 05425-070	4 – CITY Săo Paulo			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3025-9297	8 - TELEPHONE 3025-9305	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9438	13 – FAX 3025-9217	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari
2 – ADDRESS Av. das Nações Unidas, 8501 – 19° floor			3 - DISTRICT Pinheiros
4 - ZIP CODE 05425-070	5 – CITY Săo Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 3025-9297	9 - TELEPHONE 3025-9305	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 3025-9438	14 – FAX 3025-9217	15 - FAX -
16 - E-MAIL ri@gafisa.com.br

01.04 - REFERENCE / AUDITOR

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 – END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2010	12/31/2010	3	7/1/2010	9/30/2010	2	01/10/2009	12/31/2009
09 - INDEPENDENT ACCOUNTANT Ernst & Young Terco Auditores Indep. Sociedade Simples					10 - CVM CODE 00471-5
11 - PARTNER IN CHARGE Daniel Gomes Maranhão Junior					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 070.962.868-45

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2010	2 - PREVIOUS QUARTER 12/31/2009	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2009
Paid-in Capital
1 - Common	431,509	167,077	133,633
2 - Preferred	0	0	0
3 - Total	431,509	167,077	133,633
Treasury share
4 – Common	600	3,125	3,125
5 – Preferred	0	0	0
6 – Total	600	3,125	3,125

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 – Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of Reais)	4 - AMOUNT OF CHANGE (In thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousands)	8 -SHARE PRICE WHEN ISSUED (In Reais)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 05/09/2011	2 – SIGNATURE

  (A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2010	4 – 12/31/2009
1	Total Assets	6,936,561	5,716,173
1.01	Current Assets	3,497,179	2,551,038
1.01.01	Cash and cash equivalents	707,881	773,479
1.01.01.01	Cash and banks	95,800	44,445
1.01.01.02	Financial Investments	612,081	729,034
1.01.02	Credits	1,350,980	911,333
1.01.02.01	Trade accounts receivable	1,350,980	911,333
1.01.02.01.01	Receivables from clients of developments	1,234,707	784,639
1.01.02.01.02	Receivables from clients of construction and services rendered	79,926	94,094
1.01.02.01.03	Other Receivables	36,347	32,600
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	660,972	604,128
1.01.03.01	Properties for sale	660,972	604,128
1.01.04	Other	777,346	262,098
1.01.04.01	Deferred selling expenses	0	0
1.01.04.02	Other receivables	764,342	245,246
1.01.04.03	Prepaid expenses	13,004	16,852
1.02	Non Current Assets	3,439,382	3,165,135
1.02.01	Long Term Receivables	1,056,442	1,033,310
1.02.01.01	Sundry Credits	732,483	831,226
1.02.01.01.01	Receivables from clients of developments	557,283	696,953
1.02.01.01.02	Properties for sale	175,200	134,273
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	323,959	202,084
1.02.01.03.01	Deferred taxes	175,080	138,056
1.02.01.03.02	Other receivables	148,879	64,028
1.02.02	Permanent Assets	2,382,940	2,131,825
1.02.02.01	Investments	2,147,748	1,904,297
1.02.02.01.01	Interest in associated and similar companies	0	0
1.02.02.01.02	Interest in associated and similar companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	1,807,764	1,565,228
1.02.02.01.04	Interest in Subsidiaries - goodwill	0	0
1.02.02.01.05	Other Investments	339,984	339,069
1.02.02.02	Property and equipment	32,699	22,842
1.02.02.03	Intangible assets	202,493	204,686
1.02.02.03.01	Goodwill on acquisition of subsidiaries	194,207	195,088
1.02.02.03.02	Other intangible	8,286	9,598
1.02.02.04	Deferred charges	0	0

  (A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2010	4 – 12/31/2009
2	Total Liabilities and Shareholders’ Equity	6,936,561	5,716,173
2.01	Current Liabilities	1,418,187	1,219,619
2.01.01	Loans and Financing	552,135	514,831
2.01.02	Debentures	188,759	111,121
2.01.03	Suppliers	116,125	61,137
2.01.04	Taxes, charges and contributions	95,268	77,861
2.01.05	Dividends Payable	50,716	50,765
2.01.06	Provisions	8,001	11,266
2.01.06.01	Provision for contingencies	8,001	11,266
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	407,183	392,638
2.01.08.02	Obligations for purchase of real estate and advances from customers	210,957	240,164
2.01.08.03	Payroll, profit sharing and related charges	40,482	38,896
2.01.08.04	Other liabilities	155,744	113,578
2.02	Non Current Liabilities	1,838,368	2,170,920
2.02.01	Long Term Liabilities	1,838,368	2,170,920
2.02.01.01	Loans and Financing	220,082	324,547
2.02.01.02	Debentures	951,407	1,196,000
2.02.01.03	Provisions	77,174	69,467
2.02.01.03.01	Provisions for contingencies	77,174	69,467
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	589,705	580,906
2.02.01.06.01	Obligations for purchase of real estate and advances from customers	58,372	51,606
2.02.01.06.02	Deferred income tax and social contribution	223,667	186,862
2.02.01.06.03	Negative goodwill on acquisition of subsidiaries	0	0
2.02.01.06.04	Other liabilities	307,666	342,438
2.03	Deferred income	0	0
2.05	Shareholders' equity	3,680,006	2,325,634
2.05.01	Paid-in capital stock	2,727,456	1,625,544
2.05.01.01	Capital Stock	2,729,187	1,627,275
2.05.01.02	Treasury shares	(1,731)	(1,731)
2.05.02	Capital Reserves	251,489	318,439
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ Associated and similar Companies	0	0
2.05.04	Revenue reserves	422,374	381,651
2.05.04.01	Legal	31,758	31,758
2.05.04.02	Statutory	311,360	311,360
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0

  (A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

01.01 – IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2010	4 – 12/31/2009
2.05.04.05	Retained earnings	79,256	38,553
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Cumulative Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	278,687	0
2.05.07	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.01	Gross Sales and/or Services	305,684	1,090,419	340,760	854,314
3.01.01	Real estate development and sales	281,610	996,538	307,629	782,927
3.01.02	Construction services rendered revenue	11,091	29,756	11,047	29,249
3.01.03	Barter transactions revenue	12,983	64,125	22,084	42,138
3.02	Gross Sales Deductions	(30,518)	(75,856)	(12,607)	(28,770)
3.02.01	Taxes on sales and services	(27,447)	(67,418)	(10,851)	(25,941)
3.02.02	Brokerage fee on sales	(3,071)	(8,438)	(1,756)	(2,829)
3.03	Net Sales and/or Services	275,166	1,014,563	328,153	825,544
3.04	Cost of Sales and/or Services	(202,998)	(763,765)	(245,696)	(601,712)
3.04.01	Cost of Real estate development	(190,015)	(699,640)	(223,612)	(559,574)
3.4.02	Barter transactions cost	(12,983)	(64,125)	(22,084)	(42,138)
3.05	Gross Profit	72,168	250,798	82,457	223,832
3.06	Operating Expenses/Income	40,886	44,809	(64,902)	(195,092)
3.06.01	Selling Expenses	(16,680)	(48,502)	(13,294)	(45,944)
3.06.02	General and Administrative	(26,202)	(72,170)	(27,608)	(78,633)
3.06.02.01	Profit sharing	(2,093)	(8,893)	(7,172)	(12,908)
3.06.02.02	Stock option plan expenses	(1,705)	(5,424)	(1,195)	(8,459)
3.06.02.03	Other Administrative Expenses	(22,404)	(57,853)	(19,241)	(57,266)
3.06.03	Financial	(6,156)	(33,629)	(30,405)	(62,652)
3.06.03.01	Financial income	25,890	71,309	17,544	63,209
3.06.03.02	Financial Expenses	(32,046)	(104,938)	(47,949)	(125,861)
3.06.04	Other operating income	0	0	0	0
3.06.04.01	Gain on partial sale of Fit Residential – negative goodwill amortiz.	0	0	0	0
3.06.04.02	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(4,516)	(10,480)	(34,060)	(81,105)
3.06.05.01	Depreciation and Amortization	(3,347)	(9,052)	(3,328)	(6,446)

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.06.05.02	Other Operating expenses	(1,169)	(1,428)	(30,372)	(74,659)
3.06.06	Equity in results of investees	94,440	209,590	40,465	73,242
3.07	Total operating profit	113,054	295,607	17,555	28,740
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	113,054	295,607	17,555	28,740
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred Income Tax	3,546	(16,920)	11,445	25,327
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.15	Net income for the Period	116,600	278,687	29,000	54,067
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	430,909	430,909	130,508	130,508
	EARNINGS PER SHARE (Reais)	0.27059	0.64674	0.22221	0.41428
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

04.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.01	Net cash from operating activities	(289,288)	(769,913)	(116,134)	(88,418)
4.01.01	Cash generated in the operations	80,216	244,437	61,933	157,567
4.01.01.01	Net Income for the year before taxes	113,053	295,607	17,555	28,740
4.01.01.02	Equity in the results of investees	(94,440)	(209,590)	(40,465)	(73,242)
4.01.01.03	Stock options expenses	1,705	5,423	1,194	8,458
4.01.01.04	Gain on sale of investments	0	0	0	0
4.01.01.05	Unrealized interest and finance charges, net	48,578	119,688	35,786	103,023
4.01.01.06	Deferred taxes	0	0	0	0
4.01.01.07	Depreciation and amortization	3,347	9,052	3,328	6,446
4.01.01.08	Amortization of negative goodwill	0	0	0	0
4.01.01.09	Provision for contingencies	3,755	9,651	38,916	69,221
4.01.01.10	Warranty provision	2,125	6,044	1,255	3,806
4.01.01.11	Profit sharing provision	2,093	8,893	4,364	11,115
4.01.01.12	Fixed asset disposal, net	0	(331)	0	0
4.01.02	Variation in Assets and Liabilities	(369,504)	(1,014,350)	(178,067)	(245,985)
4.01.02.01	Trade accounts receivable	(109,108)	(299,976)	(200,856)	(475,324)
4.01.02.02	Properties for sale	(70,513)	(97,770)	(1,773)	134,766
4.01.02.03	Other Receivables	(186,653)	(593,864)	4,443	46,558
4.01.02.04	Deferred selling expenses	0	0	0	0
4.01.02.05	Prepaid expenses	2,669	3,847	12,999	12,642
4.01.02.06	Obligations for purchase of real estate and adv. from customers	13,744	(22,442)	9,424	(28,801)
4.01.02.07	Taxes, charges and contributions	3,262	17,407	4,899	12,056
4.01.02.08	Suppliers	37,749	54,988	1,101	16,271
4.01.02.09	Payroll, and related charges	364	(7,305)	4,828	12,281
4.01.02.10	Other accounts payable	(61,018)	(69,235)	(13,132)	23,566
4.01.03	Others	0	0	0	0

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

04.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.02	Net cash from investments activities	374,565	64,089	(207,306)	(276,313)
4.02.01	Purchase of property and equipment and deferred charges	(8,025)	(19,003)	(10,953)	(22,763)
4.02.02	Capital contribution in subsidiary companies	23,023	(33,861)	(28,224)	(126,048)
4.02.03	Restricted cash in guarantee to loans	359,567	116,953	(168,129)	(127,502)
4.03	Net cash from financing activities	(165,188)	757,179	250,949	392,701
4.03.01	Capital increase	16,288	1,101,912	1,319	4,381
4.03.02	Loans and financing obtained	222,665	391,982	380,281	713,981
4.03.03	Repayment of loans and financing	(444,863)	(745,787)	(144,208)	(401,316)
4.03.04	Assignment of credits receivable, net	0	0	13,557	16,766
4.03.05	Dividends paid	0	0	0	0
4.03.06	Public offering expenses and deferred taxes	0	(50,410)	0	0
4.03.07	CCI – Assignment of credits receivable	0	0	0	58,889
4.03.08	Capital reserve	40,722	59,482	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	(79,911)	51,355	(72,491)	27,970
4.05.01	Cash at the beginning of the period	175,711	44,445	144,906	44,445
4.05.02	Cash at the end of the period	95,800	95,800	72,415	72,415

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 TO 09/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413
5.04	Net Income/Loss for the period	0	0	0	0	116,600	0	116,600
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	16,288	0	0	0	0	0	16,288
5.08.01	Exercise of stock options	16,288	0	0	0	0	0	16,288
5.09	Increase in capital reserves	0	(39,018)	0	40,723	0	0	1,705
5.09.01	Stock options program	0	1,705	0	0	0	0	1,705
5.09.02	Stock options program Tenda	0	11,035	0	(11,035)	0	0	0
5.09.03	Stock options program realization	0	(51,758)	0	51,758	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,729,187	251,489	0	420,643	278,687	0	3,680,006

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.04	Net Income/Loss for the period	0	0	0	0	278,687	0	278,687
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	1,101,912	0	0	0	0	0	1,101,912
5.08.01	Public offering	1,063,750	0	0	0	0	0	1,063,750
5.08.02	Exercise of stock options	17,879	0	0	0	0	0	17,879
5.08.03	Shertis shares’ subscription	20,283	0	0	0	0	0	20,283
5.09	Increase in capital reserves	0	(66,950)	0	40,723	0	0	(26,227)
5.09.01	Public offering expenses	0	(33,271)	0	0	0	0	(33,271)
5.09.02	Stock options program	0	5,424	0	0	0	0	5,424
5.09.03	Shertis shares’ subscription	0	1,620	0	0	0	0	1,620
5.09.04	Stock options program Tenda	0	11,035	0	(11,035)	0	0	0
5.09.05	Stock options program realization	0	(51,758)	0	51,758	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.13	Closing balance	2,729,187	251,489	0	420,643	278,687	0	3,680,006

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2010	4 – 12/31/2009
1	Total Assets	9,310,133	7,736,709
1.01	Current Assets	5,616,585	4,892,448
1.01.01	Cash and cash equivalents	1,231,143	1,424,053
1.01.01.01	Cash and banks	226,072	113,829
1.01.01.02	Financial Investments	1,005,071	1,310,224
1.01.01.03	Restricted credits	0	0
1.01.02	Credits	2,727,930	2,008,464
1.01.02.01	Trade accounts receivable	2,727,930	2,008,464
1.01.02.01.01	Receivables from clients of developments	2,643,205	1,908,795
1.01.02.01.02	Receivables from clients of construction and services rendered	81,837	96,005
1.01.02.01.03	Other Receivables	2,888	3,664
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	1,447,266	1,332,374
1.01.03.01	Properties for sale	1,447,266	1,332,374
1.01.04	Other	210,246	127,557
1.01.04.01	Deferred selling expenses	0	0
1.01.04.02	Other receivables	155,795	108,791
1.01.04.03	Prepaid expenses	54,451	18,766
1.02	Non Current Assets	3,693,548	2,844,261
1.02.01	Long Term Assets	3,420,036	2,583,099
1.02.01.01	Sundry Credits	2,799,924	2,184,265
1.02.01.01.01	Receivables from clients of developments	2,411,275	1,768,182
1.02.01.01.02	Properties for sale	388,649	416,083
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	620,112	398,834
1.02.01.03.01	Deferred taxes	367,788	281,288
1.02.01.03.02	Other receivables	252,324	117,546
1.02.02	Permanent Assets	273,512	261,162
1.02.02.01	Investments	0	0
1.02.02.01.01	Interest in associated and similar companies	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.02	Property and equipment	63,825	56,476
1.02.02.03	Intangible assets	209,687	204,686
1.02.02.03.01	Goodwill on acquisition of subsidiaries	194,207	195,088
1.02.02.03.02	Other intangibles	15,480	9,598
1.02.02.04	Deferred charges	0	0

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2010	4 – 12/31/2009
2	Total Liabilities and Shareholders’ equity	9,310,133	7,736,709
2.01	Current Liabilities	2,292,498	1,980,343
2.01.01	Loans and Financing	789,331	678,312
2.01.02	Debentures	214,561	122,377
2.01.03	Suppliers	292,444	194,331
2.01.04	Taxes, charges and contributions	234,394	177,392
2.01.05	Dividends Payable	52,287	54,279
2.01.06	Provisions	8,001	11,266
2.01.06.01	Provision for contingencies	8,001	11,266
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	701,480	742,386
2.01.08.01	Obligations for purchase of real estate and advances from customers	460,470	475,409
2.01.08.02	Payroll, profit sharing and related charges	69,693	61,320
2.01.08.03	Other liabilities	171,417	205,657
2.01.08.04	Deferred taxes	0	0
2.02	Non Current Liabilities	3,286,064	3,372,185
2.02.01	Long Term Liabilities	3,286,064	3,372,185
2.02.01.01	Loans and Financing	371,843	525,443
2.02.01.02	Debentures	1,551,407	1,796,000
2.02.01.03	Provisions	126,327	110,073
2.02.01.03.01	Provisions for contingencies	126,327	110,073
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	1,236,487	940,669
2.02.01.06.01	Obligations for purchase of real estate and advances from customers	177,412	146,401
2.02.01.06.02	Deferred taxes	483,373	376,550
2.02.01.06.03	Other liabilities	575,702	417,718
2.02.01.06.04	Negative goodwill on acquisition of subsidiaries	0	0
2.03	Deferred income	0	0
2.04	Minority Interests	51,565	58,547
2.05	Shareholders' equity	3,680,006	2,325,634
2.05.01	Paid-in capital stock	2,727,456	1,625,544
2.05.01.01	Capital Stock	2,729,187	1,627,275
2.05.01.02	Treasury shares	(1,731)	(1,731)
2.05.02	Capital Reserves	251,489	318,439
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ Associated and similar Companies	0	0
2.05.04	Revenue reserves	422,374	381,651
2.05.04.01	Legal	31,758	31,758
2.05.04.02	Statutory	311,360	311,360

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

01.01 – IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2010	4 – 12/31/2009
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	79,256	38,533
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Cumulative Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	278,687	0
2.05.07	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.01	Gross Sales and/or Services	1,028,530	2,971,267	915,461	2,214,469
3.01.01	Real estate development and sales	1,006,102	2,863,544	872,617	2,129,991
3.01.02	Construction services rendered revenue	6,435	27,904	13,265	30,352
3.01.03	Barter transactions revenue	15,993	79,819	29,579	54,126
3.02	Gross Sales Deductions	(71,334)	(179,044)	(38,360)	(89,663)
3.02.01	Taxes on sales and services	(64,725)	(161,272)	(34,148)	(80,107)
3.02.02	Brokerage fee on sales	(6,609)	(17,772)	(4,212)	(9,556)
3.03	Net Sales and/or Services	957,196	2,792,223	877,101	2,124,806
3.04	Cost of Sales and/or Services	(681,275)	(1,984,154)	(621,927)	(1,523,640)
3.04.01	Cost of Real estate development	(665,282)	(1,904,335)	(592,348)	(1,469,514)
3.4.02	Barter transactions cost	(15,993)	(79,819)	(29,579)	(54,126)
3.05	Gross Profit	275,921	808,069	255,174	601,166
3.06	Operating Expenses/Income	(143,729)	(457,438)	(200,792)	(506,009)
3.06.01	Selling Expenses	(53,887)	(166,321)	(55,556)	(153,344)
3.06.02	General and Administrative	(59,317)	(171,860)	(57,601)	(172,832)
3.06.02.01	Profit sharing	(6,539)	(19,118)	(8,975)	(17,722)
3.06.02.02	Stock option plan expenses	(3,075)	(8,842)	(2,749)	(15,062)
3.06.02.03	Other Administrative Expenses	(49,703)	(143,900)	(45,877)	(140,048)
3.06.03	Financial	(20,015)	(80,541)	(37,819)	(76,570)
3.06.03.01	Financial income	36,417	101,275	33,104	106,399
3.06.03.02	Financial Expenses	(56,432)	(181,816)	(70,923)	(182,969)
3.06.04	Other operating income	0	0	0	0
3.06.04.01	Gain on partial sale of Fit Residential – negative goodwill amortize	0	0	0	0
3.06.05	Other operating expenses	(10,510)	(38,716)	(49,816)	(103,263)
3.06.05.01	Depreciation and Amortization	(8,305)	(27,324)	(9,784)	(24,166)
3.06.05.02	Negative goodwill amortization	0	0	0	0

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.06.05.03	Other Operating expenses	(2,205)	(11,392)	(40,032)	(79,094)
3.06.06	Equity in results of investees	0	0	0	0
3.07	Total operating profit	132,192	350,631	54,382	95,157
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	132,192	350,631	54,382	95,157
3.10	Provision for income tax and social contribution	(9,661)	(27,384)	(4,828)	(15,659)
3.11	Deferred Income Tax	(823)	(27,649)	(5,258)	4,407
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	(5,108)	(16,911)	(15,296)	(29,838)
3.15	Net income for the Period	116,600	278,687	29,000	54,067
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	430,909	430,909	130,508	130,508
	EARNINGS PER SHARE (Reais)	0.27059	0.64674	0.22221	0.41428
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.01	Net cash from operating activities	(452,196)	(940,694)	(194,493)	(445,917)
4.01.01	Cash generated in the operations	233,649
4.01.01.01	Net Income for the period before taxes	132,192
4.01.01.02	Stock options expenses	3,075	8,842	2,749	15,062
4.01.01.03	Gain on sale of investments	0	0	0	0
4.01.01.04	Unrealized interest and finance charges, net	62,805	154,835	39,719	123,347
4.01.01.05	Deferred taxes	0	0	0	0
4.01.01.06	Depreciation and amortization	8,305	27,324	9,787	24,169
4.01.01.07	Amortization of negative goodwill	0	0	0	0
4.01.01.08	Disposal of fixed asset	0	(331)	271	4,980
4.01.01.09	Provision for contingencies	15,462	21,438	39,171	62,610
4.01.01.10	Warranty provision	5,272	11,590	1,255	5,084
4.01.01.11	Profit sharing provision	6,538	19,118	6,612	11,788
4.01.01.12	Allowance for doubtful accounts	0	114	0	0
4.01.01.13	Minority interest	0	0	0	0
4.01.02	Variation in Assets and Liabilities	(685,845)	(1,534,255)	(348,439)	(788,114)
4.01.02.01	Trade accounts receivable	(593,100)	(1,362,674)	(467,084)	(1,261,865)
4.01.02.02	Properties for sale	18,636	(87,459)	27,494	266,545
4.01.02.03	Other Receivables	(61,342)	(159,317)	(87,844)	52,184
4.01.02.04	Deferred selling expenses	(17,436)	(31,395)	6,032	223
4.01.02.05	Prepaid expenses	0	0	8,576	8,889
4.01.02.06	Suppliers	47,899	98,113	38,601	81,602
4.01.02.07	Obligations for purchase of real estate and adv. from customers	(4,279)	16,072	4,754	(22,842)
4.01.02.08	Taxes, charges and contributions	83,933	96,217	24,138	31,595
4.01.02.09	Payroll, profit sharing and related charges	(10,000)	(10,840)	(16,562)	19,730
4.01.02.10	Other accounts payable	(150,156)	(92,972)	113,456	35,825

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.01.03	Others	0	0	0	0
4.02	Net cash from investments activities	437,298	86,700	91,585	(525,390)
4.02.01	Purchase of property and equipment and intangible assets	(11,008)	(39,343)	(19,120)	(34,999)
4.02.02	Restricted cash in guarantee to loans	448,306	126,043	110,705	(490,391)
4.03	Net cash from financing activities	(112,038)	787,126	256,988	975,101
4.03.01	Capital increase	16,288	1,101,912	1,319	4,381
4.03.02	Loans and financing obtained	272,118	512,508	436,560	1,418,227
4.03.03	Repayment of loans and financing	(456,951)	(862,334)	(187,307)	(567,655)
4.03.04	Assignment of credits receivable, net	19,785	39,772	15,214	860
4.03.05	Proceeds from subscription of redeemable equity interest in securitization fund	(4,000)	(17,982)	(8,798)	49,973
4.03.06	CCI – assignment of credits receivable	0	0	0	69,315
4.03.07	Public offering expenses and deferred taxes	0	0	0	0
4.03.08	Capital reserve	40,722	63,660	0	0
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	(126,936)	(66,868)	154,080	3,794
4.05.01	Cash at the beginning of the period	353,008	292,940	142,654	292,940
4.05.02	Cash at the end of the period	226,072	226,072	296,734	296,734

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 TO 09/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413
5.04	Net Income/Loss for the period	0	0	0	0	116,600	0	116,600
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	16,288	0	0	0	0	0	16,288
5.08.01	Exercise of stock options	16,288	0	0	0	0	0	16,288
5.09	Increase in capital reserves	0	(39,018)	0	40,723	0	0	1,705
5.09.01	Stock options program	0	1,705	0	0	0	0	1,705
5.09.02	Stock options program Tenda	0	11,035	0	(11,035)	0	0	0
5.09.03	Stock options program - realization	0	(51,758)	0	51,758	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,729,187	251,489	0	420,643	278,687	0	3,680,006

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.04	Net Income/Loss for the period	0	0	0	0	278,687	0	278,687
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	1,101,912	0	0	0	0	0	1,101,912
5.08.01	Public offering	1,063,750	0	0	0	0	0	1,063,750
5.08.02	Exercise of stock options	17,879	0	0	0	0	0	17,879
5.08.03	Shertis shares’ subscription	20,283	0	0	0	0	0	20,283
5.09	Increase in capital reserves	0	(66,950)	0	40,723	0	0	(26,227)
5.09.01	Public offering expenses	0	(33,271)	0	0	0	0	(33,271)
5.09.02	Stock options program	0	5,424	0	0	0	0	5,424
5.09.03	Shertis shares’ subscription	0	1,620	0	0	0	0	1,620
5.09.04	Stock options program – Tenda	0	11,035	0	(11,035)	0	0	0
5.09.05	Stock options program - realization	0	(51,758)	0	51,758	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,729,187	251,489	0	420,643	278,087	0	3,680,006

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

Notes to quarterly information (parent company and consolidated) as of September 30, 2010

(Amounts in thousands of Brazilian Reais, unless otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Av. das Nações Unidas, 8501, 19º andar, in the City and State of São Paulo,  and started its commercial operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate customers; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as means of meeting its objectives. The controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company.

On June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (Note 7).

On December 30, 2009, the shareholders of Gafisa and Tenda approved the acquisition by Gafisa of total shares outstanding issued by Tenda. In connection with this acquisition, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda, as negotiated between Gafisa and the Independent Committee of Tenda, both parties having been advised by independent expert companies. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844 (Note 8).

On February 22, 2010, the split of our common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274. In March 2010, the Company completed an initial public offering of common shares, resulting in a capital increase of R$ 1,063,750 with the issue of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADSs (Note 15).

In May 2010, the Company approved the merger of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., which main asset comprises 20% of the capital stock of Alphaville Urbanismo S.A. (AUSA). The Merger of Shares has the purpose of making viable the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the Merger of Shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis, thus resulting in an increase in capital amounting to R$ 20,283 (Note 15).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies

The financial statements were approved by the Board of Directors in their meeting held on May 3, 2011.

The interim individual and consolidated financial information was prepared in accordance with the accounting practices adopted in Brazil, which comprise the Technical Pronouncement of the Accounting Pronouncement Committee (CPC) 21 and IAS 34 – Interim Financial Reporting, which considers the OCPC Guideline 04 on the application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method), issued by CPC, and approved by the Brazilian Securities Commission (CVM) and by the Brazilian National Association of State Boards of Accountancy (CFC), as well as the presentation of these information in accordance with the rules issued by CVM, applicable to the preparation of quarterly information (ITR).

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales are under consideration by the International Financial Reporting Interpretation Committee (IFRIC). The results of this consideration may cause the Company to revise its accounting practices related to the recognition of results.

Page26

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies--Continued

2.1     Accounting judgments, estimates and assumptions

(i)      Judgments

The preparation of the parent company’s and consolidated interim information on the Company requires management to make judgments, estimates and adopts assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the interim statements base date. Assets and liabilities subject to estimates and assumptions include the useful life of property, plant and equipment, impairment of assets, deferred tax assets, provision for uncertainty tax positions, labor and civil risks, and the measurement of the estimated cost of ventures and financial instruments.

(ii)     Estimates and assumptions

The main assumptions related to sources of uncertainty in future estimates and other important sources of uncertainty in estimates at the balance sheet date, which may result in different amounts upon settlement are discussed below:

Page27

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.1     Accounting judgments, estimates and assumptions --Continued

(ii)   Estimates and assumptions --Continued

a)     Impairment of non-financial assets

An impairment loss shall be recognized when the carrying amount of an asset or a cash-generating unit is in excess of its recoverable amount, which is the highest of the fair value less cost to sell and the value in use. The calculation of fair value less costs to sell is based on information available for sale transactions of similar assets or market prices less additional costs to dispose of the asset. The calculation of the value in use is based on the discounted cash flow model. Cash flows are derived from the budget for the following five years, and do not include restructuring activities with which the Company has not committed to undertake or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate adopted under the discounted cash flow method, as well as the estimated future cash inflows and at the growth rate used for purposes of extrapolation. The main assumptions used to measure the recoverable amount of the cash-generating units are detailed in Note 9.

b)     Transactions with share-based payment

The Company measures the cost of transactions to be settled with shares with employees based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 15.3.

Page28

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.1     Accounting judgments, estimates and assumptions --Continued

(ii)   Estimates and assumptions --Continued

c)     Provisions for tax, labor and civil risks

The Company recognizes a provision for tax, labor and civil claims. The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of Laws, the existing case laws, the latest court decisions and their significance in the judicial system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the changes in circumstances, such as the applicable expiration term, findings of tax inspections, or additional exposures found based on new court issues or decisions. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process for estimating them. The Company reviews its estimates and assumptions at least annually.

d)     Fair value of financial instruments

When the fair value of the financial assets and liabilities presented in the balance sheet cannot be obtained in the active market, it is determined using valuation techniques, including the discounted cash flow method. The data for such methods is based on those practiced in the market, when possible; however, when it is not viable, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, such as liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the presented fair value of financial instruments.

e)     Estimated costs of ventures

Total estimated costs, comprised of incurred and future costs for completing the construction works, are regularly reviewed, according to the construction progress, and the adjustments based on this review are reflected in the income statement, which form the basis for calculating the percentage in order to recognize the revenue, as described in Note 2.4.

Page29

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.2     Interim consolidated statements

The Company’s interim consolidated statements, which include the financial statements of subsidiaries and the joint ventures indicated in Note 8, were prepared in compliance with the applicable consolidation practices and the legal provisions. Accordingly, intercompany balances, accounts, income and expenses, and unrealized earnings were eliminated. The jointly-controlled investees are consolidated in proportion to the interest held by the Company.

Page30

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2. Accounting policies --Continued

2.2 Consolidated financial statements --Continued

The Company carried out the proportionate consolidation of the interim financial statements interim of the jointly-controlled investees listed below, which main information is the following:

Investees	% ownership interest	Current		Non-current			Net	Gross	Net operating	Net financial	Income tax and social	Net income (loss)
		Asset	Liability	Asset	Liability	Equity	revenue	result	expense	result	contribution	for the period
Gafisa SPE-46 Empreendimentos Imobiliários Ltda.	60%	16,546	7,352	1	7,909	2,284	2,556	(1,419)	(82)	(403)	(36)	(2,342)
Gafisa SPE-40 Empreendimentos Imobiliários Ltda.	50%	9,488	2,292	2	371	8,516	415	497	(10)	(198)	10	101
Dolce Vita Bella Vita SPE S/A	50%	1,805	3,936	6	9	3,812	3,313	3,461	-	7	12	3,486
Saíra Verde Empreendimentos Imobiliários Ltda.	70%	772	(430)	(1)	28	570	93	86	-	2	(1)	88
DV SPE S/A	50%	1,374	459	1	(146)	1,916	41	32	-	-	17	49
Gafisa SPE-53 Empreendimentos Imobiliários Ltda.	80%	21,044	9,440	-	2,297	9,370	10,890	3,750	(5)	10	(310)	3,455
Gafisa e Ivo Rizzo SPE-47 Empreendimentos Imobiliários Ltda.	80%	35,526	11,589	-	7,512	16,619	(336)	(336)	(68)	(5)	-	(414)
Gafisa SPE-50 Empreendimentos Imobiliários Ltda.	80%	58,158	23,738	-	20,847	13,849	15,470	2,235	(386)	890	(989)	2,641
Gafisa/Tiner Campo Belo I - Empreendimento Imobiliário SPE Ltda.	45%	8,231	3,242	3	280	7,419	1,198	465	(4)	(497)	(18)	(551)
Península I SPE S/A	50%	10,044	12,551	-	254	(3,037)	2,509	1,273	(130)	43	(103)	1,125
Península 2 SPE S/A	50%	8,816	11,755	3	18	272	417	363	(4)	25	(123)	287
Gafisa SPE-32 Empreendimentos Imobiliários Ltda.	80%	34,288	9,051	(1)	15,177	9,147	10,576	4,130	(520)	174	(471)	3,480
Villaggio Panamby Trust S/A	50%	4,336	273	-	(31)	4,202	75	(80)	-	23	(20)	(54)
Gafisa SPE-44 Empreendimentos Imobiliários Ltda.	40%	3,423	608	1	155	3,581	-	-	(5)	-	-	(6)
Gafisa SPE-65 Empreendimentos Imobiliários Ltda.	80%	27,262	15,646	-	920	10,559	12,962	3,940	(124)	39	(547)	3,340
Gafisa SPE-72 Empreendimentos Imobiliários Ltda.	80%	8,150	4,299	(1)	1,112	1,796	6,489	1,534	(426)	42	(94)	678
Gafisa SPE-71 Empreendimentos Imobiliários Ltda.	80%	33,658	20,460	-	3,248	9,852	17,657	6,546	(209)	108	(701)	5,840
Gafisa SPE-73 Empreendimentos Imobiliários Ltda.	80%	9,790	315	2	3,145	8,175	-	-	(1,599)	37	(9)	(1,533)
Gafisa SPE- 76 Empreendimentos Imobiliários Ltda.	50%	142	38	-	21	83	-	-	-	-	-	(1)
Gafisa SPE-70 Empreendimentos Imobiliários Ltda.	55%	14,412	1,405	-	273	12,926	-	-	(8)	(9)	-	(27)
Gafisa SPE-85 Empreendimentos Imobiliários Ltda.	80%	23,932	32,785	54	22,067	22,712	40,252	17,396	(383)	(25)	(1,459)	15,504
Gafisa SPE-102 Empreendimentos Imobiliários Ltda.	80%	2,491	1,442	-	1,041	8	-	-	-	9	(2)	16
Gafisa SPE-92 Empreendimentos Imobiliários Ltda.	80%	12,781	13,236	4	3	3,917	3,714	1,172	(322)	657	(286)	1,871
Sítio Jatiuca Empreendimento Imobiliário SPE Ltda.	50%	120,946	56,237	1	47,669	17,809	35,026	8,060	(597)	(693)	(1,122)	4,955
Deputado José Lajes Empreendimento Imobiliário SPE Ltda.	50%	4,063	1,050	-	3,329	(308)	114	(985)	117	11	5	(841)
Alto da Barra de São Miguel Empreendimento Imobiliário SPE Ltda.	50%	33,241	9,810	-	23,396	271	7,438	4,162	(511)	65	(165)	3,615
Reserva & Residencial Spazio Natura Empreendimento Imobiliário SPE Ltda.	50%	1,670	4	-	285	1,381	-	-	(12)	-	-	(12)
BKO ENGENHARIA E COMERCIO LTDA	50%	8,465	4,768	-	-	3,697	-	-	(258)	(155)	-	(568)

Page31

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

O Bosque Empr. Imob. Ltda	60%	9,055	94	-	458	8,791	0	(45)	(26)	-	1	(71)
Grand Park - Parque das Aguas Empreendimentos Imobiliários Ltda	50%	42,947	34,456	13	2,776	19,106	37,533	11,664	(497)	(471)	(1,207)	9,016
Grand Park - Parque das Arvores Empreendimentos Imobiliários Ltda	50%	52,542	34,651	28	16,267	29,187	53,126	16,495	(220)	(322)	(1,650)	13,980
Dubai Residencial Empreendimentos Imobiliários Ltda.	50%	24,509	14,659	7	420	16,063	20,236	7,868	(955)	(456)	(673)	5,327
Varandas Grand Park Empreendimentos Imobiliários Ltda.	50%	6,033	3,109	9	9,724	2,223	15,287	3,952	(1,310)	(3)	(416)	2,219
Costa Maggiore Empreendimentos Imobiliários Ltda.	50%	22,049	2,266	10	15,903	13,925	17,724	7,823	(321)	144	(222)	7,425
City Park Brotas Empreendimentos Imobiliários Ltda.	50%	5,723	1,219	1	3,212	2,038	1,316	565	(461)	402	(74)	833
City Park Acupe Empreendimentos Imobiliários Ltda.	50%	5,306	1,192	1	2,310	2,329	1,173	473	2	325	(84)	1,040
Patamares 1 Empreendimentos Imobiliários SPE Ltda.	50%	11,238	4,212	-	1,110	5,997	6,939	2,628	(2,233)	554	(331)	1,173
Graça Empreendimentos Imobiliários Ltda.	50%	10,185	283	-	9,128	775	-	(382)	(48)	-	-	(431)
Acupe Exclusive Empreendimentos Imobiliários Ltda.	50%	2,892	1,293	-	1,353	252	1,550	473	(645)	97	(62)	(39)
Manhattan Square Empreendimentos Imobiliários Comercial 01 SPE Ltda.	50%	38,788	6,804	7	35,600	3,454	18,213	6,133	(1,262)	1,178	(1,270)	4,778
Manhattan Square Empreendimentos Imobiliários Comercial 02 SPE Ltda.	50%	7,777	-	-	6,528	1,249	-	-	-	(2)	-	(2)
Manhattan Square Empreendimentos Imobiliários Residencial 02 SPE Ltda.	50%	19,464	1	-	16,836	2,627	-	(2)	-	-	-	(2)
Manhattan Square Empreendimentos Imobiliários Residencial 01 SPE Ltda.	50%	94,316	14,678	18	88,009	9,182	31,966	14,140	(2,355)	1,920	(2,581)	11,124
FIT 13 SPE Empreendimentos Imobiliários Ltda.	50%	9,451	(476)	7	66	16,791	10,412	4,951	(3,445)	1,189	(189)	2,506
API SPE 29 - Planej.e Desenv.de Empreend.Imob.Ltda	50%	22,780	20,201	1	366	3,592	300	70	(1,174)	23	(12)	(1,070)
API SPE 28 - Planej.e Desenv.de Empreend.Imob.Ltda	50%	68,624	5,868	-	38,243	24,531	15,062	11,735	(664)	(5)	(2,470)	8,596
ALPHAVILLE URBANISMO S.A	80%	354,220	175,533	242	265,506	134,589	284,389	126,225	(50,643)	(8,923)	(10,594)	32,562
Gafisa SPE-48 S/A	80%	116,306	44,870	-	8,593	62,970	49,791	7,580	(561)	1,044	(2,367)	6,740
Gafisa SPE-51 Empreendimentos Imobiliários Ltda.	95%	122,648	57,561	-	7,578	57,528	40,496	10,773	23	99	(2,422)	8,572
Gafisa SPE-55 S.A.	80%	62,587	12,788	-	16,179	33,147	21,494	6,454	(897)	117	(730)	5,061
Gafisa SPE-77 Empreendimentos Imobiliários Ltda	65%	67,211	20,142	47	54,587	39,719	28,546	4,992	(345)	29	(7,510)	(2,805)
Saí Amarela S/A	50%	6,562	3,486	(1)	129	2,218	441	383	(204)	(143)	63	99
Sunshine S.A	60%	12,566	6,193	1	324	6,855	1,259	1,050	(42)	9	(11)	1,005
Cyrela Gafisa SPE Ltda	50%	4,451	603	-	719	3,128	251	251	(621)	288	(1)	(83)

The SPEs in which interest is over 50% are proportionally consolidated because they are managed jointly.

Page32

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.3     Functional and presentation currency

The interim individual and consolidated financial statements are presented in Reais, which is also the functional currency of the Company and its subsidiaries.

2.4     Recognition of results

(i)    Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold and not yet finished, are recognized over the construction period and the following procedures are adopted:

(a)    In the sales of finished units, the result is recognized when the sale is completed, with the transfer of significant risks and rights, regardless of the receipt of the contractual amount.

(b)   In the sales of unfinished units, the following procedures and rules were observed:

•     The incurred cost (including the cost of land, and other expenditures directly related to the inventory increase) corresponding to the units sold is fully appropriated to the income statement;

•     The percentage of incurred cost of units sold (including land) is measured in relation to total estimated cost, and this percentage is applied on the revenues from units sold, adjusted in accordance with the terms established in the sales contracts, thus determining the amount of revenues to be recognized in direct proportion to cost;

•     Any amount of revenue recognized that exceeds the amount actually received from customers is recorded as either current or non-current asset. Any amount received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as "Payables  for purchase of land and advances from customers";

Page33

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.4     Recognition of results --Continued

(i)    Real estate development and sales --Continued

•     Interest and inflation-indexation charges on accounts receivable as from the time the customer takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to the income statement from the development and sale of real estate using the accrual basis of accounting;

•     The financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are recorded in inventories of properties for sale, and appropriated to the incurred cost of finished units, following the same criteria for appropriation of real estate development cost of units under construction sold.

The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

The other advertising and publicity expenses are appropriated to the income statement as they are incurred – represented by media insertion – using the accrual basis of accounting.

(ii)   Construction services

Revenues from real estate services are recognized as services are rendered and consist primarily of amounts received in connection with construction management activities for third parties, and technical advisory.

Page34

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.4     Recognition of results --Continued

(iii)  Barter transactions

In barter transactions of land in exchange for units, the value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered. The fair value is recorded in inventories of properties for sale against liabilities for advances from customers, at the time the barter agreement is signed, provided that the real estate development recording register is obtained. Revenues and costs incurred from barter transactions are appropriated to the income statement over the course of construction period of the projects, as described in item (b) above.

(iv) ICPC 02 – paragraph 20 and 21

In compliance with the aforementioned ICPC requirements, the amounts of recognized revenues and incurred costs are presented in the income statement, and the advances received in the balance sheet as payables for purchase of land and advances from customers.

2.5     Financial instruments

Financial instruments are recognized only from the date the Company becomes a party to the contractual provisions of financial instruments, which include marketable securities, accounts receivable, cash and cash equivalents, loans and financing, suppliers, and other debts. Financial instruments that are not recognized at fair value through profit and loss are added by any directly attributable transactions costs.

After the initial recognition, financial instruments are measured as described below:

Page35

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.5     Financial instruments --Continued

(i)    Financial instruments at fair value through profit and loss

A financial instrument is classified into fair value through profit and loss if held for trading, that is, designated as such when initially recognized. Financial instruments are designated at fair value through profit and loss if the Company manages these investments and makes decisions on purchase and sale based on their fair value according to the strategy of investment and risk management. After initial recognition, attributable transaction costs are recognized in the income statement when incurred. Financial instruments at fair value through profit and loss are measured at fair value, and their fluctuations are recognized in the income statement.

In the year ended December 31, 2009, the Company held derivative instruments with the objective of mitigating the risk of its exposure to the volatility of currencies, indices and interest rates, recognized at fair value directly in the income statement for the year, which were settled by the end of 2009. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for hedging. Derivatives are initially recognized at fair value, and the attributable to transaction costs are recognized in the income statement when incurred. After the initial recognition, derivatives are measured at fair value and the changes are recognized in the income statement.

(ii)   Available-for-sale financial instruments

For available-for-sale financial instruments, the Company assesses if there is any objective evidence that the investment is recoverable at each balance sheet date. After the initial measurement, the available-for-sale financial assets are measured at fair value, with unrealized gains and losses directly recognized in other comprehensive income, when applicable, except for impairment of interests calculated under the effective interest method, and the foreign exchange gains or losses on monetary assets that are directly recognized in results for the period.

Page36

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.5     Financial instruments --Continued

(iii)  Loans and receivables

After initial recognition, loans and financing accruing interest are subsequently measured at amortized cost, using the effective interest rate method, less impairments, if any.

2.6     Cash and cash equivalents, and marketable securities and collaterals

Cash and cash equivalents substantially include demand deposits and bank deposit certificates under resale agreements, denominated in reais, with high market liquidity and maturity that does not exceed 90 days or in regard to which there are no penalties or other restrictions for the immediate redemption thereof.

Marketable securities and collaterals include available-for-sale securities, bank deposit certificates, investment funds, in which the Company is the sole shareholder, and are fully consolidated, and collaterals.

2.7     Trade accounts receivable

Trade accounts receivables are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful accounts is recorded at an amount considered sufficient by management to cover estimated losses on realization of credits that do not have general guarantee.

The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) and interest, after the delivery of the units.

Page37

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.8     Housing loan certificates - CRIs

The Company assigns receivables for the securitization and issuance of mortgage-backed securities (CRI). When this assignment does not involve right of recourse, it is recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable from units sold is maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure assigned receivables, are recorded in the balance sheet as non-current receivables at fair value.

2.9     Credit Rights Investment Fund (FIDC) and Housing Loan Certificate (CCI)

The Company consolidates Credit Rights Investment Fund (FIDC) in which it holds subordinated shares, subscribed and paid in by the Company in receivables.

Pursuant to CVM Rule No. 408, the consolidation by the Company of FIDC arises from the evaluation of the underlying and economic reality of these investments, considering, among others: (a) whether the Company still has control over the assigned receivables, (b) whether it still retains any right in relation to assigned receivables, (c) whether it still bears the risks and responsibilities for the assigned receivables, and (d) whether the Company fundamentally or usually pledges guarantees to FIDC investors in relation to the expected receipts and interests, even informally.

When consolidating the FIDC in its financial statements, the Company discloses the receivables in the group of accounts of receivables from customers and the FIDC net worth is reflected in other accounts payable, the balance of subordinated shares held by the Company being eliminated in this consolidation process. The financial costs of these transactions are appropriated on pro rata basis in the adequate heading of financial expenses.

The Company carries out the assignment and/or securitization of receivables related to credits of statutory lien on completed real estate ventures. This securitization is carried out upon the issuance of the housing loan certificate (CCI), which is assigned to financial institutions that grant loans. The funds from assignment are classified in the heading other accounts payable, until certificates are settled by customers.

Page38

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.10   Properties for sale

Land is stated at cost of acquisition.  Land is recorded only after the deed of property is registered, not being recognized in the financial statements while in progress, regardless of the likelihood of success or stage of development. The Company and its subsidiaries acquire a portion of its land through barter transactions, which, in exchange for the land acquired, it undertakes to deliver (a) real estate units under development or (b) part of the revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value, and revenue and cost are recognized according to the criteria described in Note 2.4 (i).

Properties are stated at construction cost, which does not exceed the net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction (materials, own or outsourced labor, and other related items), plots of land, and expenses for remedial actions on land and ventures, land and financial charges appropriated to the development as incurred during the construction phase.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the carrying amount is considered no longer to be recoverable.

Properties for sale are annually reviewed, at the closing date of the year, to assess the recoverability of the carrying amount of each real estate development, regardless any events or changes in macroeconomic scenarios indicate that the carrying amount may not be recoverable. If the carrying amount of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

The Company capitalizes interest on developments during the construction phase, and plots of land, while the activities for preparation of assets for resale are being carried out, since there are loans outstanding, which are recognized in the income statement in the proportion to units sold, the same criterion for other costs.

2.11   Deferred selling expenses - commissions

Brokerage expenditures are recorded in the income statement following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

Page39

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.12   Provision for warranty

The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the own guarantors of the constructions services provided.  The warranty period is five years from the delivery of the unit.

2.13   Prepaid expenses

These are recorded in the income statement in the period to which they relate.

2.14   Property, plant and equipment

Recorded at cost, less any applicable accumulated depreciation and any accumulated impairment losses.

A property, plant and equipment is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) of property, plant and equipment shall be included in statement of income when the asset is derecognized.

In view of the Brazilian accounting practice, for the purpose of fully adhering to the process for convergence into the international practices, in the first-time adoption of technical pronouncements CPC27 (IAS16) and CPC28 (IAS40), there is the option to make adjustments in the opening balances in a way similar those permitted by the international accounting standards, with the use of the concept of attributed cost, as prescribed in the technical pronouncements CPC37 (IFRS1) and CPC 43.

Page40

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.14   Property, plant and equipment --Continued

The Company opted for not restating the property, plant and equipment items at fair value on the transition date, taking into account that: (i) the method of cost less allowance for doubtful accounts is the best to state the property, plant and equipment of the Company; (ii) the Company has effective control over property, plant and equipment items that enables the determination of the estimated useful life of assets, and (iii) the depreciation rates used fairly represent the useful life of assets, which allows us to conclude that the property, plant and equipment value is close to the fair value.

Depreciation is calculated based on the straight-line method considering the estimated useful life of the assets, as follows:

(i)     Vehicles – 5 years;

(ii)    office equipment and other installations - 10 years;

(iii)   sale stands, facilities, display apartments and related furnishings - 1 year.

The residual value, useful life, and depreciation methods are reviewed at the end of each year.

Expenditures incurred for the construction of sales stands, facilities, display apartments and related furnishings are capitalized as property, plant and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the average term of one year and subject to periodical analysis of asset impairment.

2.15   Intangible assets

(i)      Expenditures related to the acquisition and development of computer systems and software licenses, recorded at acquisition cost, and are amortized over a period of up to five years, and are subject to periodical assessments about impairment of assets.

(ii)     The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the carrying amount of net tangible assets of the acquiree.

Page41

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.15   Intangible assets --Continued

Up to December 31, 2008, goodwill was amortized in accordance with the underlying economic basis, the assessment of the respective acquirees upon acquisition, which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. As from January 1, 2009 goodwill is no longer amortized.

Goodwill recorded at September 30, 2010 refers to acquisitions before the date of transition to CPC/IFRS, and the Company opted for not retrospectively recognizing the acquisitions before the transition date, to adjust any of the respective goodwill.

The impairment test of goodwill is carried out annually (at December 31) or whenever circumstances indicate an impairment loss.

Goodwill that is not justified by future profitability is immediately recognized as a loss in income for the year.

2.16   Investments in subsidiaries and joint-controlled investees

If the Company holds more than half of the voting capital of another company, and/or has governance power over the financial and operating policies of an entity, the latter is considered a subsidiary. In situations in which agreements grant the other company veto rights, significantly affecting business decisions with regards to its investee, the latter is considered a jointly-controlled investee. Investments in subsidiaries and jointly-controlled investees are recorded in the Company under the equity method. The jointly-controlled investees are accounted for under the proportionate consolidation, based on the ownership interest of the Company.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or for future capital increase.

Page42

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.17   Payables for purchase of land and advances from customers due to barter transactions

Payables for purchase of land and advances from customer due to barter transactions are contractual obligations established for purchases of land in inventory (property for sale), which are stated at amortized cost plus interest and charges proportional to the period (pro rata basis), when applicable, net of adjustment to present value.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value.

2.18   Income tax and social contribution on net profit

(i)  Current income tax and social contribution

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the taxable profit regime, for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences at the balance sheet date between the tax bases of assets and liabilities, and their carrying amounts.

As permitted by tax legislation, certain subsidiaries opted for the deemed profit regime, method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues and for the social contribution basis at 12% on gross revenues.

(ii) Deferred income tax and social contribution

The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary.

Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income. Entities whose taxable profit is calculated as a percentage of gross sales cannot offset prior year losses carry forwards against tax payable.

In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 16).

2.19   Other current and non-current liabilities

These liabilities are stated on an accrual basis at their known or estimated amounts, plus, when applicable, the corresponding charges and inflation-indexed variations through the balance sheet date, which contra-entry is included in income for the year. Where applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

Page43

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.20   Stock option plans

As approved by its Board of Directors, the Company offers to its selected executives share-based compensation plans ("Stock Options”), according to which services are received as consideration of granted options.

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan, and recognized as expense as contra-entry to equity as service is rendered.

In an equity-settled transaction, in which the plan is modified, a minimum expense recognized corresponds to the expenses as if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits the employee, measured on the modification date.  In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan replaces the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

Page44

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting Policies --Continued

2.21   Other employee benefits

The benefits granted to the Company’s employees and management include, as fixed compensation (salaries, social security (INSS) contributions, vacation and 13th monthly salary) and variable compensation such as profit sharing, bonus, and share-based payment. These benefits are recorded in income for the year, under the heading general and administrative expenses, as they are incurred.

The bonus system operates with individual corporate targets, structured based on the efficiency of corporate goals, followed by the business ones and, finally, the individual goals.

The Company and its subsidiaries do not have private pension or retirement plans or other post-employment benefits.

2.22   Present value adjustment – assets and liabilities

The assets and liabilities arising from long or short-term transactions, if they had a significant effect, were adjusted to present value.

In installment sales of unfinished units, real estate development entities have receivables  prior to delivery of the units which does not accrue interest, were discounted to present value. The reversal of the adjustment to present value, considering that an important part of the Company’s activities is to finance its customers, was made as a contra-entry to the real estate development revenue group itself, consistent with the interest accrued on the portion of accounts receivable related to the “after handover of keys” period.

The financial charges of funds used in the construction and finance of real estate ventures are capitalized. As interest from funds used to finance the acquisition of land for development and construction is capitalized, the accretion of the present value adjustment arising from the obligation is recorded in real estate development operating costs or against inventories of properties for sale, as the case may be, until the construction phase of the venture is completed.

Page45

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.22   Present value adjustments– of assets and liabilities --Continued

Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect management's best estimate of the value of the money over time.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Note 5).

2.23   Provision for impairment of non-financial assets

Management reviews annually, at each balance sheet date, the carrying amount of assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment. When such evidence is found, the carrying amount exceeds the recoverable amount, so a provision for impairment is recorded, adjusting the carrying to the recoverable amount. The goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, regardless if there is any indications of impairment. This test is performed applying a reduction in value discounted at present value, using a discount rate before taxes that reflect the weighted average cost and capital.

2.24   Debenture and public offering expenses

Transaction costs and premiums on issuance of securities, as well as share issuance expenses, are accounted for as a direct reduction of capital raised.  In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the net balance is classified as reduction of the respective transaction (Note 11).

Page46

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.25   Borrowing costs

                 The borrowing costs directly attributable to ventures during the construction phase, and land, when the development of the asset for sale is being performed, shall be capitalized as part of the cost of that asset, since there are borrowings outstanding, which are recognized in income to the extent units are sold, the same criteria for other costs. All other borrowing costs are recorded as expense when incurred. Borrowing costs comprise interest and other related costs incurred.

2.26   Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, and it is probable future economic benefits be required to settle the payable, and a reliable estimate can be made of the amount of the obligation.

(i)      Provisions for tax, civil and labor risks

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all contingencies related to lawsuits, in which it is probable that an outflow of resources will be made to settle the contingency, and a reliable estimate can be made. The assessment of the probability of loss includes the evaluation of available evidence, the hierarchy of Laws, the available case law, the most recent court decisions, and their relevance in the legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the change in circumstances, such as applicable lapse, findings of tax inspections, or additional identified exposures based on new issues or court decisions.

Contingent liabilities which losses are considered possible are only disclosed in a note to financial statements, and those which losses are considered remote are not accrued nor disclosed.

Page47

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.26   Provisions --Continued

(i)            Allowance for doubtful accounts

The allowance for doubtful accounts is recorded at an amount considered sufficient by Management to cover estimated losses on realization of credits that do not have general guarantee.

Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes.

2.27   Statements of cash flows and value added

The statements of cash flows are prepared and presented in accordance with CVM Resolution No. 641, of October 7, 2010, which approved the accounting pronouncement CPC No. 03 (R2) – Statement of Cash Flows, issued by the CPC. The statements of value added are prepared and presented in accordance with CVM Resolution No. 557, of November 12, 2008, which approved the accounting pronouncement CPC No. 09 – Statement of Value Added, issued by CPC.

2.28   Treasury shares

                 Own equity instruments that are repurchased (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in income statement upon purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in other capital reserves.

Page48

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.29   Earnings per share – basic and diluted

Earnings per share are calculated by dividing the net income available to ordinary shareholders by the average number of shares outstanding over the period. Diluted earnings per share are calculated similarly to the basic ones, except for the fact that the numbers of shares outstanding are increased to include the additional shares, which would have been considered in the basic earnings calculation, in case the shares with dilution potential had been converted.

2.30   Business combinations

                 Business combinations from January 1, 2009

                 Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured by the sum of the transferred consideration, stated at fair value on the acquisition date, and the value of any non-controlling interests in the acquiree. For each business combination, the acquirer shall measure the non-controlling interests in the acquiree at fair value or based on its share of the acquiree’s identifying net assets. Costs directly attributed to acquisition shall be accounted for as expenses when incurred.

                 When acquiring a business, the Company measures the financial assets and liabilities assumed with the objective of classifying and allocating them according to the contractual terms, economic conditions, and other pertinent conditions as they exist at the acquisition date, which includes the separation by the acquiree of embedded derivatives existing in the host contracts of the acquiree.

                 If the business combination is achieved in stages, the fair value at the date of acquisition of the previously held equity interest in the acquiree is remeasured at its acquisition-date fair value, the impacts being recognized in the income statement.

                 Any contingent consideration to be transferred by the acquirer shall be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent consideration, classified as an asset or liability, shall be recognized in accordance with CPC 38 in the income statement or in other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is completely settled in equity.

                 Initially, the goodwill is measured as the excess of the transferred consideration over the acquired net assets (net identifiable assets acquired and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference shall be recognized as gain in the income statement.

Page49

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

                 After the initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For purposes of impairment test, the goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating unit of the Company that is expected to be benefited by the combination synergies, regardless the fact that other assets or liabilities of the acquiree are attributed to these units.

                 When the goodwill is allocated to a part of a cash-generating unit, and a portion of such unit is disposed of, the goodwill associated with the disposed of portion shall be included in the cost of the operation when determining the gain or loss on disposal. Goodwill disposed of under such circumstances is calculated based on amount proportional to the disposed portion in relation to the cash-generating unit retained.

3.   First-time adoption of the International Financial Reporting Standards

Until December 31, 2009 the Company’s interim individual and consolidated financial statements had been prepared in accordance with the accounting practices adopted in Brazil, the supplementary rules of CVM, the technical pronouncements of CPC issued through December 31, 2008, and the provisions contained in the Brazilian Corporation Law, the basis of the accounting practices adopted in Brazil.

Page50

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.   First-time adoption of the International Financial Reporting Standards--Continued

The Company prepared its opening balance sheet on the transition date  January 1, 2009, and, therefore, applied the mandatory exceptions and certain optional exemptions from retrospective application, as established in the technical pronouncements, interpretations and guidelines issued by the CPC, and approved by CVM, to the Company’s individual financial statements.  The consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Securities and Exchange Commission (CVM), and the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding the revenue recognition, and the respective costs and expenses arising from real estate development operations over the construction progress (percentage-of-completion method). CPC 37 (R1) requires that an entity develops accounting policies based on the standards and interpretations of CPC, and the International Financial Reporting Standards (IFRS) in effect at the closing date of its first individual and consolidated financial statements, and that these policies be applied on the transition date and during all periods presented in the first financial statements prepared in accordance with the Standards issued by CPC and IFRS, as approved in Brazil, the Company having adopted all pronouncements, guidelines and interpretations of the CPC issued until September 30, 2010. Consequently, the consolidated financial statements are in accordance with the IFRS, as approved in Brazil by CPC, CVM and CFC.  The main differences between the current and the previous accounting practices adopted on the transition date, including the reconciliations of equity and income, are described in item 3.2.

Page51

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.   First-time adoption of the International Financial Reporting Standards --Continued

The quarterly information (ITR) originally presented on November 11, 2010, is presented restated as required by the CVM Resolution No. 603/09 (amended by the CVM Resolution No. 656/11) in order to contemplate the effects of the adoption of the new Pronouncements, Interpretation and Guidelines issued by the CPC in 2009 effective for 2010. The effects of the adoption of these standards on the individual and consolidated equity and net income of the Company at September 30, 2009 are as follows:

		Individual	Consolidated
		Equity	Result for the period ended
		09/30/2009	09/30/2009
Current accounting practice		1,791,125	29,000
Gain on partial disposal of investment	(iii)	(11,591)	52,601
Deferred income tax and social contribution	(iii)	3,942	(17,884)
Previous accounting practice (effective through 12.31.2009)		1,783,476	63,717

		09/30/2009	09/30/2009
Current accounting practice		2,344,014	29,000
Gain on partial disposal of investment	(iii)	(11,591)	52,601
Deferred income tax and social contribution	(iii)	3,942	(17,884)
Non-controlling interest	(ii)	(552,889)	-
Previous accounting practice (effective through 12.31.2009)		1,783,476	63,717

The Company did not have any effect on the individual and consolidated equity and net income at March 31, 2010, arising from the first-time adoption of CPC

3.1     Mandatory exceptions and exemptions from retrospective application

CPC 37 (R1) allows companies to apply certain optional exemptions.  The Company analyzed all optional exemptions, the result of which is presented below:

(i)      Mandatory exceptions for business combinations: The Company applied CPC 15 from the year beginning on January 1, 2010, with retrospective application only for the immediately prior year, beginning on January 1, 2009;

(ii)     Exemption for presentation of fair value of property, plant and equipment as deemed cost: The Company opted for not stating its property, plant and equipment at the transition date at fair value, but to maintain the previously estimated cost;

(iii)    Exemption for measurement of compound financial instruments: The Company does not have any transactions subject to this standard.

(iv)  Effects of changes in foreign exchange rates and translation of financial statements: This standard does not apply to the Company’s operations.

Page52

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

The following exemptions are not applicable to the Company’s operations and do not impact the financial statements on the first-time adoption date:

(i)      Employee benefits CPC 22: The Company does not have any private pension plans or other benefits that are characterized as defined benefit plan;

(ii)     Insurance contracts CPC 11: The standard is not applicable to the Company’s operations;

(iii)    Service concession arrangements ICPC 01: The Company does not have any utilities concession operations.

In addition to optional exemptions, CPC 37 (R1) also expressly prohibits the adjustments of certain transactions in the first adoption, because it would require the management to carry out analysis of past conditions after the actual result of the respective transactions. The mandatory exceptions comprise the following:

(i)      Derecognition of financial assets and financial liabilities: The Company did not make any retrospective adjustments to its financial assets and liabilities, for purposes of the first adoption, since there was no difference from the previous accounting practice.

(ii)     Hedge accounting: The hedge transactions existing in 2009 followed the accounting practices according to the standard issued by CPC at the transition date. The Company does not apply hedge accounting for derivatives.

(iii)    Changes in estimates: The estimates adopted on transition to CPC are not consistent with those adopted by the previous accounting criteria.

(iv)   Non-controlling interest: The profit or loss for the period and each component of other comprehensive income (directly recognized in the equity) are attributed to the Company’s owners and to the non-controlling interest. The total comprehensive income is attributed to the Company’s owners and to the non-controlling interests, whether such profit or loss cause the non-controlling interest to be negative.

Page53

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.    First-time adoption of the International Financial Reporting Standards --Continued

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements

The quarterly information (ITR) originally presented on August 3, 2010, is presented restated as required by the CVM Resolution No. 603/09 (amended by the CVM Resolution No. 656/11) in order to contemplate the effects of the adoption of the new Pronouncements, Interpretation and Guidelines issued by the CPC in 2009 effective for 2010. The effects of the adoption of these standards are as follows:

3.2.1.   Opening Balance Sheet at September 30, 2010

		Individual			Consolidated
	Item	Previous accounting practice	Adjustments	Current accounting practice	Previous accounting practice	Adjustments	Current accounting practice
Current assets		3,497,179	-	3,497,179	5,616,585	-	5,616,585
Cash and cash equivalents	(i)	16,137	79,663	95,800	121,494	104,578	226,072
Marketable securities	(i)	691,744	(79,663)	612,081	1,109,649	(104,578)	1,005,071
Trade accounts receivable		1,350,980		1,350,980	2,727,930		2,727,930
Properties for sale		660,972		660,972	1,447,266		1,447,266
Other		777,346		777,346	210,246		210,246
Non-current assets		3,371,427	67,955	3,439,382	3,618,406	75,142	3,693,548
Long-term assets	(iv)	988,487	67,955	1,056,442	3,344,894	75,142	3,420,036
Permanent asset		2,382,940		2,382,940	273,512		273,512
Total assets		6,868,606	67,955	6,936,561	9,234,991	75,142	9,310,133

Current liabilities		1,418,187	-	1,418,187	2,292,498	-	2,292,498
Minimum mandatory dividends		50,716		50,716	52,287		52,287
Other		1,367,471		1,367,471	2,240,211		2,240,211
Non-current liabilities		1,770,413	67,955	1,838,368	3,210,922	75,142	3,286,064
Other	(iv)	1,546,746	67,955	1,614,701	2,727,549	75,142	2,802,691
Deferred income tax and social contribution	(iii)	223,667		223,667	483,373		483,373
Non-controlling interests	(ii)	-		-	51,565		51,565
Equity	(ii) (iii)	3,680,006		3,680,006	3,680,006		3,680,006
Total liabilities and equity		6,868,606	67,955	6,936,561	9,234,991	75,142	9,310,133

Page54

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.   First-time adoption of the International Financial Reporting Standards --Continued

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements --Continued

3.2.2.   Closing balance sheet at 12.31.2009

		Individual			Consolidated
	Item	Previous accounting practice	Adjustments	Current accounting practice	Previous accounting practice	Adjustments	Current accounting practice
Current assets		2,551,038	-	2,551,038	4,892,448	-	4,892,448
Cash and cash equivalents and marketable securities		773,479	-	773,479	1,424,053	-	1,424,053
Cash and cash equivalents	(i)	745,515	(701,070)	44,445	1,376,788	(1,083,848)	292,940
Marketable securities	(i)	27,964	701,070	729,034	47,265	1,083,848	1,131,113
Trade accounts receivable		911,333	-	911,333	2,008,464	-	2,008,464
Properties for sale		604,128	-	604,128	1,332,374	-	1,332,374
Other		262,098	-	262,098	127,557	-	127,557
Non-current assets		3,124,403	40,732	3,165,135	2,795,875	48,386	2,844,261
Long-term assets	(iv)	992,578	40,732	1,033,310	2,534,713	48,386	2,583,099
Permanent assets		2,131,825	-	2,131,825	261,162	-	261,162
Total assets		5,675,441	40,732	5,716,173	7,688,323	48,386	7,736,709

Current liabilities		1,219,619	-	1,219,619	2,020,602	(40,259)	1,980,343
Minimum mandatory dividends		50,716	-	50,716	54,279	-	54,279
Other	(v)	1,168,903	-	1,168,903	1,966,323	(40,259)	1,926,064
Non-current liabilities		2,130,188	40,732	2,170,920	3,283,540	88,645	3,372,185
Other	(iv)	1,943,326	40,732	1,984,058	2,947,249	48,386	2,995,635
Deferred income tax and social contribution	(v)	186,862	-	186,862	336,291	40,259	376,550
Non-controlling interest	(ii)	-	-	-	58,547	(58,547)	-
Equity	(ii)	2,325,634	-	2,325,634	2,325,634	58,547	2,384,181
Total liabilities		5,675,441	40,732	5,716,173	7,688,323	48,386	7,736,709

The summary of the adjustments made is presented below:

		Individual		Consolidated
		Equity	Result for the year	Equity	Result for the year
		09/30/2009	09/30/2009	09/30/2009	09/30/2009
Current accounting practice		1,791,125	29,000	2,344,014	29,000
Gain on partial disposal of investment	(iii)	-	52,601	-	52,601
Deferred income tax and social contribution	(iii)	-	(17,884)	-	(17,884)
Non-controlling interest	(ii)	-	-	(552,889)	-
Previous accounting practice (effective through 12.31.2009)		1,791,125	63,717	2,344,014	63,717

Page55

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.   First-time adoption of the International Financial Reporting Standards --Continued

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements--Continued

3.2.3    Opening statement of cash flows at 09.30.2010

		Individual			Consolidated
	Item	Previous accounting practice	Adjustments	Current accounting practice	Previous accounting practice	Adjustments	Current accounting practice

Profit before income tax and social contribution	(iii)	278,687	16,920	295,607	278,687	93,378	372,065
Expenses (income) not affecting cash and cash equivalents and marketable securities	(iii)	(51,390)	(16,920)	(68,310)	217,056	(93,378)	123,678
Increase/decrease in asset and liability accounts		(997,210)		(997,210)	(1,436,437)		(1,436,437)
Cash used in operating activities		(769,913)	-	(769,913)	(940,694)	-	(940,694)
Cash used in investing activities	(i)	(451,887)	384,710	(67,177)	(525,137)	551,769	26,632
Cash from financing activities		757,179		757,179	787,126		787,126
Net increase (decrease) in cash and cash equivalents	(i)	(464,621)	384,710	(79,911)	(678,705)	551,769	(126,936)
Cash and cash equivalents
At the beginning of the year	(i)	745,515	(569,804)	175,711	1,249,422	(896,414)	353,008
At the end of the year	(i)	280,894	(185,094)	95,800	570,717	(344,645)	226,072
Net increase (decrease) in cash and cash equivalents		(464,621)	384,710	(79,911)	(678,705)	551,769	(126,936)

Page56

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.   First-time adoption of the International Financial Reporting Standards--Continued

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements --Continued

3.2.4    Closing statement of cash flows at 12.31.2009

		Individual			Consolidated
	Item	Previous accounting practice	Adjustments	Current accounting practice	Previous accounting practice	Adjustments	Current accounting practice

Profit before income tax and social contribution	(iii)	257,668	(169,394)	88,274	350,168	(169,394)	180,774
Expenses (income) not affecting cash and cash equivalents and marketable securities	(iii)	(33,434)	169,394	135,960	154,926	169,394	324,320
Increase/decrease in asset and liability accounts		(443,892)	-	(443,892)	(1,197,178)	-	(1,197,178)
Cash used in operating activities		(219,658)	-	(219,658)	(692,084)	-	(692,084)
Cash used in investing activities	(i)	(196,939)	(586,684)	(783,623)	(15,447)	(746,717)	(762,164)
Cash from financing activities		996,896	-	996,896	1,555,745	-	1,555,745
Net increase (decrease) in cash and cash equivalents and marketable securities		580,299	(586,684)	(6,385)	848,214	(746,717)	101,497
Cash and cash equivalents and marketable securities
At the beginning of the year	(i)	165,216	(114,386)	50,830	528,574	(337,131)	191,443
At the end of the year	(i)	745,515	(701,070)	44,445	1,376,788	(1,083,848)	292,940
Net increase (decrease) in cash and cash equivalents and marketable securities		580,299	(586,684)	(6,385)	848,214	(746,717)	101,497

(i)      Cash and cash equivalents: In accordance with CPC 3(R2), an investment qualifies for cash equivalent only if its maturity is in short term, that is, three months or less, counted as from its date of acquisition. Therefore, the Company reclassified balances from the group of cash and cash equivalents and marketable securities to that of marketable securities;

(ii)     Non-controlling interest: According to the accounting practices adopted in Brazil, pursuant to the Brazilian Accounting Standard (NBC) T 08 , non-controlling interest in the  equity of controlled entities shall be separated in the consolidated balance sheet, immediately before the equity accounts, and in the consolidated net income.  Pursuant to CPC 36, the non-controlling interests shall be presented in the group of accounts of equity of consolidated statements, separated from the controlling interest.  Income shall be attributed to controlling and non-controlling interest, even if the share of the latter is a deficit.

Page57

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.   First-time adoption of the International Financial Reporting Standards --Continued

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements --Continued

3.2.4    Statement of cash flows ended June 30,2010--Continued

(iii)    Business Combinations: In accordance with CPC 15, the Company amortized in 2008 the totality of negative goodwill arising from the acquisition of interest in Tenda, at the total amount of R$210,402, for advantageous purchase. The balance of the negative goodwill amortized in 2009 amounting to R$ 169,394 (R$ 41,008 in 2008), as well as its tax effect amounting to R$57,594, were retrospectively adjusted in the opening balance sheet.

(iv)    Presentation of judicial deposits: In Brazil, in accordance with NPC 22/05, not rarely does a management of an entity questions the legitimacy of certain liabilities, and due to such questioning, through judicial order or strategy of the management itself, the disputed amounts are judicially deposited, without the liability settlement being characterized.  In this circumstance, if there is not any possibility of withdrawing the deposit, unless there is a favorable outcome is awarded to the Company, the deposit shall be presented with the deduction of the applicable liability amount.  As to disclosure, in cases in which liabilities are settled with the amounts deposited in court, permitted pursuant to the NPC provisions, the amounts that are being settled and the explanation about the possible existing differences shall be included in a note to financial statements. In accordance with CPC 37 (R1), an entity shall not present assets and liabilities, or net revenue and expenses, unless it is required or permitted by the legislation. The understanding of this pronouncement is that in the case of judicial deposits, an entity shall present assets and liabilities separately, once such deposit does not meets the criteria for net presentation. The net presentation, in both balance sheet and income statement, except when such net presentation reflects the substance of the transaction or other event, reduces the capacity of the financial statements users to understand the transactions, other events, and the conditions that occurred, and estimate the future cash flow of the entity.  Therefore, the Company reclassified balances, recording in non-current assets the amounts of the judicial deposits.

(v)     Reclassification of deferred taxes: The previous accounting practice determines that deferred asset and liabilities shall be classified in current and non-current, depending upon the expectation on its realization or settlement.  In accordance with CPC 37 (R1), when an entity presents current and non-current assets, and current and non-current liabilities, classifying them separately in the balance sheet, it shall not classify deferred tax assets or deferred tax liabilities as current. Therefore, the Company reclassified the deferred income tax, which used to be classified in current and non-current assets to non-current deferred income tax asset and liability.

3.3.    New pronouncements issued by the IASB

                 Until the disclosure date of these interim individual and consolidated financial statements , the following pronouncements and interpretations issued by the IASB were published, however, their application was not mandatory for the year beginning January 1, 2010:

Page58

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

New Standards	Mandatory application for years beginning as from:
IFRS 9 – Financial Instruments (i)	January1, 2013
IAS 24 – Revised Related Party: Disclosures (ii)	January1, 2011
New Interpretations
IFRIC 19 – Extinguishing Financial Liabilities with Equity Instruments (iii)	July 1, 2010
Amendment to IFRIC 14 – Prepayments of minimum funding requirements (iv)	January 1,2011
Amendments to the Existing Standards
Amendment to IAS 32 – Financial Instruments: Presentation and Classification of Rights Issues	February 1, 2010
Amendment to IAS 1 – Presentation of Financial Statements	January 1, 2011
Amendment to IFRS 3 – Business Combinations	January 1, 2011
Amendment to IFRS 7 – Financial Instruments: Disclosure, Transfer of Financial Assets	January 1, 2013

(i)      IFRS 9 ends the first part of the Project for replacing “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 adopts a simple approach to determine if a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments (its business model) and the characteristic contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining impairment of assets. This standard shall be effective for the fiscal years beginning as from January 1, 2013. The Company does not expect that this change causes impact on its consolidated financial statements.

(ii)     It simplifies the disclosure requirements for government entities and clarifies the definition of related party. The revised standard deals with aspects that, according to the previous disclosure requirements and related party definition, were too complex and hardly applicable, mainly in environments with wide governmental control, offering partial exemption to government companies and a revised definition of the related party concept. This amendment was issued in November 2009, and shall be effective for the fiscal years beginning as from January 1, 2011. This change will not have impact on the Company’s consolidated financial statements.

Page59

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.   First-time adoption of the International Financial Reporting Standards --Continued

3.3.    New pronouncements issued by IASB --Continued

(iii)    IFRIC 19 was issued in November 2009 and is effective as from July 1, 2010, its early adoption being permitted. This interpretation clarifies the requirements of the International Financial Reporting Standards (IFRS) when an entity renegotiates the terms of a financial liability with its creditor and the latter agrees to accept the shares of the entity or other equity instruments to fully or partially settle the financial liability. The Company does not expect that IFRIC 19 has impact on its consolidated financial statements.

(iv)    This amendment applies only to those situations in which an entity is subject to minimum funding requirements and prepays contributions to cover such requirements. This amendment permits that this entity account for the benefit of such prepayment as asset. This amendment shall be effective for the fiscal years beginning as from January 1, 2011. This change will not have impact on the Company’s consolidated financial statements.

There are no other Standards or interpretations issued, or adopted that may, in the Management’s opinion, produce significant impact on the income statement or the equity disclosed by the Company.

The Company does not expect significant impacts on consolidated financial statements upon the first-time adoption of new pronouncements and interpretations.

CPC has not yet issued the respective pronouncements and amendments related to the previously presented new and revised IFRS. Because of the CPC and CVM commitment to keep updated the set of standards issued based on the updates made by the IASB, these pronouncements and amendments are expected to be issued by CPC and approved by CVM until the date of their mandatory application.

Page60

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

4.   Cash and cash equivalents, and marketable securities and collaterals --Continued

4.1     Cash and cash equivalents

	Individual		Consolidated
	09/30/2010	12/31/2009	09/30/2010	12/31/2009
Cash and cash equivalents	(restated)	(restated)	(restated)	(restated)
Cash and banks	16,137	27,129	121,494	143,799
Cash equivalents
Securities purchased under agreement to resell	79,663	17,316	104,578	109,762
Bank certificates of deposits	-	-	-	39,379

Total cash and cash equivalents	95,800	44,445	226,072	292,940

Securities purchased under agreement to resell include interest earned from 98% to 104% of Interbank Deposit Certificate (CDI). Both transactions are made in first class financial institutions.

4.2     Marketable Securities and collaterals

	Individual		Consolidated
	09/30/2010	12/31/2009	09/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Available for sale
Investment funds	-	-	-	2.020
Government securities	36,712	70,416	76,522	146,646
Bank deposit certificates	131,882	27,923	234,799	152,309
Restricted cash in guarantee to loans (a)	426,987	630,695	527,211	732,742
Restricted credits (b)	-	-	133,214	97,396
Other	16,500	-	33,325	-

Total marketable securities and collaterals	612,081	729,034	1,005,071	1,131,113

Total cash and cash equivalents and marketable securities and collaterals	707,881	773,479	1,231,143	1,424,053

(a)  Restricted cash in guarantee of loans related to ventures and cleared according to the progress of works and sales

(b)  Transfer from customers which the Company expects to receive in up to 90 days.

As of September 30, 2010, the Bank Deposit Certificates (CDBs) include interest earned from 98.5% to 105% (December 31, 2009 – 95.00% to 102.00%) of Interbank Deposit Certificate (CDI).

Page61

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

4.   Cash and cash equivalent and marketable securities and collaterals --Continued

4.2     Marketable securities and collaterals --Continued

In the quarter ended September 30, 2010, the Company acquired 22,000 Additional Construction Potential Certificates (CEPACs) in the Seventh Session of the Fourth Public Auction conducted by the Municipal Government of São Paulo, related to the consortium of Água Espraiada urban operation, totaling R$16,500. At September 30, 2010, the CEPACs, recorded in the heading Other, have ready liquidity and shall not be used in ventures to be launched in the future.

Such issue was registered with the CVM under the No. CVM/SRE/TIC/2008/002, and according to CVM Instruction No. 401/2003, CEPACs are put up for public auction having as intermediary the institutions that take part in the securities distribution system.

As of September 30, 2010 and December 31, 2009, the amount related to open-end and exclusive investment funds is recorded at fair value through profit and loss. Pursuant to CVM Rule No. 408/04, financial investment in Investment Funds in which the Company has exclusive interest is consolidated.

Exclusive funds are as follows:

Fundo de Investimento Vistta is a fixed-income private credit fund under management and administration of Votorantim Asset Management and custody of Itaú Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following:  government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of shares, which can be redeemed with a return at any time.

Page62

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

4.   Cash and cash equivalents and marketable securities and collaterals --Continued

4.2     Marketable securities and collaterals--Continued

Fundo de Investimento Arena is a multimarket fund under management and administration of Santander Asset Management and custody of Itaú Unibanco. The objective of this fund is to appreciate the value of its shares by investing the funds of its investment portfolio, which may be comprised of financial and/or other operating assets available in the financial and capital markets that yield fixed return. Assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and Bank Receipts of Deposits (RDBs), investment fund shares of classes accepted by CVM and securities purchased under agreement to resell, according to the rules of the National Monetary Council (CMN). There is no grace period for redemption of shares, which can be redeemed with a return at any time.

Fundo de Investimento Colina is a fixed-income private credit fund under management and administration of Santander Asset Management and custody of Itaú Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of shares, which can be redeemed with a return at any time.

Fundo de Investimento Caixa Arsenal Renda Fixa Crédito Privado Longo Prazo is a fixed-income private credit fund under management and administration of  Caixa Econômica Federal. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, and CDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of shares, which can be redeemed with a return at any time.

The breakdown of securities, which comprise the exclusive investment funds at September 30, 2010, is as follows:

Page63

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

4.   Cash and cash equivalents and marketable securities and collaterals --Continued

4.2     Marketable securities and collaterals --Continued

	Arena	Vistta	Colina	Arsenal	Total

Cash	(722)	(4)	(5)	-	(731)
Collateralized transactions
Bovespa	-	-	-	-	-
Government securities (LFT)	11,402	26,549	6,166	439	44,555
Corporate securities (CDB-DI)	48,492	42,419	7,467	-	98,378
Fixed-rate National Treasury Bills	-	-	14,790	-	14,790
NTN-F	-	-	-	104	104
NTN-B	-	422	599	-	1,021
NTN-Over	-	-	283	-	283
Colina shares	29,300	-	-	-	29,300
Vistta shares	69,386	-	-	-	69,386
	157,858	69,386	29,300	543	257,087

The breakdown of the portfolio of exclusive funds is classified in the above tables according to their nature.

5.   Trade accounts receivable

	Individual		Consolidated
	09/30/2010	12/31/2009	09/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Real estate development and sales	1,813,787	1,514,783	5,143,106	3,763,902
( - ) Adjustments to present value	(21,797)	(33,191)	(88,626)	(86,925)
Services and construction	79,926	94,094	81,837	96,005
Other receivables	36,347	32,600	2,888	3,664
	1,908,263	1,608,286	5,139,205	3,776,646

Current	1,350,980	911,333	2,727,930	2,008,464
Non-current	557,283	696,953	2,411,275	1,768,182

The current and non-current portions fall due as follows:

Maturity	Individual		Consolidated
	09/30/2010	12/31/2009	09/30/2010	12/31/2009
2010	1,350,980	911,333	2,727,930	2,008,464
2011	351,367	435,166	1,239,184	1,144,940
2012	124,717	107,371	709,901	313,171
2013	53,389	43,086	303,893	98,783
2014 onwards	27,810	111,330	158,296	211,288
	1,908,263	1,608,286	5,139,205	3,776,646

Page64

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

5.   Trade accounts receivable --Continued

(i)     The balance of accounts receivable from units sold and not yet delivered is not fully reflected in financial statements. Its recovery is limited to the portion of revenues accounted for net of the amounts already received.

              The consolidated balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$222,866 at March 31, 2010 R$231,666 at September 30, 2010 (R$222,284 at December 31, 2009), and are classified in payables for purchase of land and advances from customers (Note 14).

              Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income as revenue from real estate development; the amounts recognized for the periods ended September 30, 2010 and September 30, 2009 totaled R$20,854 and R$38,915, respectively.

              The allowance for doubtful accounts is estimated considering the expectation on accounts receivable losses.

              The balances of allowance for doubtful accounts recorded amount to R$18,852 (consolidated) at September 30, 2010 (December 31, 2009 – R$17,841), and is considered sufficient by the Company’s management to cover the estimate of future losses on realization of the accounts receivable balance

              In the year ended September 30, 2010, the movements in the allowance for doubtful accounts are summarized as follows:

	Consolidated
	09/30/2010	12/31/2009
Opening balance	17,985	18,815
Additions	867	-
Write-offs	-	(974)
Closing balance	18,852	17,841

              The reversal of the adjustment to present value recognized in revenue from real estate development for the period ended September 30, 2010 amounted to R$11,393 (Company) and R$(1,700) (consolidated), respectively.

Page65

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

5.   Trade accounts receivable --Continued

              Receivables from real estate units not yet finished were measured at present value considering the discount rate determined according to the criterion described in Note 2.22. The rate applied by the Company and its subsidiaries stood at 4.45% to 7.64% for the quarter ended September 30, 2010, net of INCC.

(ii)    On March 31, 2009, the Company entered into a FIDC transaction, which consists of an assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinated shares. This first issuance of senior shares was made through an offering restricted to qualified investors. Subordinated shares were subscribed for exclusively by Gafisa. Gafisa FDIC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa was hired by Gafisa FDIC and will be remunerated for performing, among other duties, the reconciliation of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of the Company as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

The Company assigned its receivables portfolio amounting to R$ 119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$ 88,664. The subordinated shares represented approximately 21% of the amount issued, totaling R$ 18,958 (present value); at September 30, 2010 it totaled R$16,854 (Note8). Senior and Subordinated shares receivable are indexed by IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its interim financial statements, accordingly, it discloses at September 30, 2010 receivables amounting to R$40,180 in the group of accounts of trade accounts receivable, and R$23,326 is reflected in other accounts payable, the balance of subordinated shares held by the Company being eliminated in this consolidation process;

Page66

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

5.   Trade accounts receivable --Continued

(iii)   On June 26, 2009, the Company entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$ 89,102 in exchange for cash, at the transfer date, discounted to present value, of R$ 69,315, classified into the heading other accounts payable - credit assignments. At September 30, 2010, it amounts to R$80,266 in the Company, and R$80,567 in the consolidated.

Eight book-entry CCIs were issued, amounting to R$ 69,315 at the date of the issuance.  These 8 CCIs are backed by receivables, which installments fall due on and up to June 26, 2014 (“CCI-Investor”).

A CCI-Investor, pursuant to Article 125 of the Brazilian Civil Code, has general guarantees represented by statutory lien on real estate units, as soon as the following occurs: (i) the suspensive condition included in the registration takes place, in the record of the respective real estate units; (ii) the assignment of receivables from the assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6,015, of December 31, 1973; and (iii) the issue of CCI – Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10,931/04.

Gafisa was hired and will be remunerated for performing, among other duties, the reconciliation of the receipt of receivables, guarantee the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

Page67

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

6.   Properties for sale

	Individual		Consolidated
	09/30/2010	12/31/2009	09/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Land	388,822	363,638	761,800	744,200
(-) Adjustment to present value	(4,344)	(4,319)	(11,028)	(11,962)
Property under construction	340,942	336,425	873,671	895,085
Completed units	110,752	42,657	211,472	121,134

	836,172	738,401	1,835,915	1,748,457

Current portion	660,972	604,128	1,447,266	1,332,374
Non-current portion	175,200	134,273	388,649	416,083

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At September 30, 2010, the balance of land acquired through barter transactions totaled R$30,488 (at December 31, 2009 - R$ 27,070) (Company) and R$94,095 (at December 31, 2009 – R$40,054) (consolidated).

As disclosed in Note 10, the balance of financial charges at September 30, 2010 amounts to R$92,134 (at December 31, 2009 – R$ 69,559) (Company) and R$109,477 (at December 31, 2009 – R$ 91,568) (consolidated).

The adjustment to present value in the property for sale balance refers to the portion of the contra-entry to the adjustment to present value of payables for purchase of land without effect on results (Note 14).

At September 30, 2010, the amount recognized as costs of development, sales and barter transactions was R$ 763,765 (2009 - R$601,712) in the Company and R$ 1,984,154 (2009 – R$1,523,640) in the consolidated balance.

Page68

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

7.   Other accounts receivable

	Individual		Consolidated
	09/30/2010	12/31/2009	09/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Current accounts related to real estate ventures (a) (Note 18)	66,339	90,866	158,593	7,222
Dividends receivable
Advances to suppliers	7,874	4,118	58,410	65,016
Credit assignment receivable	4,093	4,093	7,865	4,087
Customer financing to be released	2,804	4,392	3,678	5,266
Deferred PIS and COFINS	188	-	1,932	3,082
Recoverable taxes	30,005	14,440	55,426	36,650
Future capital contributions	646,751	115,712	-	-
Loan with related parties (b)	53,296	17,344	53,296	-
Judicial deposit	67,955	40,732	75,142	48,386
Other	33,916	17,577	47,073	56,628

	913,221	309,274	461,415	226,337

Current portion	764,342	245,246	155,795	108,791
Non-current portion	148,879	64,028	252,324	117,546

(a)  The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the movements of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

      As mentioned in Note 1, on June 29, 2009, Gafisa and Tenda entered into a Private Instrument for Assignment and Transfer of Units of Interest and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 units of interest of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (recognized in the heading “Current accounts related to real estate venture”), payable in 36 monthly installments from March 2010 to March 2013. The value of each installment will be added by interests at 0.6821% per month, and monetary adjustment equivalent to the positive variation of IGPM.

      As of September 30, 2010 the balance amounted to R$45,127.

(b)  The loans of the Company and its subsidiaries, shown below, are made because these subsidiaries need cash for carrying out their respective activities, being subject to the respective financial charges. It shall be noted that the Company’s operations and businesses with related parties follow the market practices (arm’s length). The businesses and operations with related parties are carried out based on conditions that are strictly on arm’s length transaction basis and appropriate, in order to protect the interests of the both parties involved in the business. The composition and nature of the loan receivable by the Company is shown below.

Page69

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

	09/30/2010
		12/31/2009
	(restated)	(restated)	Nature	Interest rate
Espacio Laguna - Tembok Planej. E Desenv. Imob. Ltda.	1,653	1,380	Construction	12% p.a. fixed rate + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	6,306	1,786	Construction	12% p.a. fixed rate + IGPM
Vista Laguna	293	-	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE 65 Empreendimentos Imobiliários Ltda.	1,416	1,252	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-50 Empreendimentos Imobiliários Ltda.	4,686	3,774	Construction	4% p.a. fixed rate + CDI
Gafisa SPE-32 Empreendimentos Imobiliários Ltda.	2,733	1,582	Construction	4% p.a. fixed rate + CDI
Gafisa SPE-46 Empreendimentos Imobiliários Ltda.	531	447	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-72 Empreendimentos Imobiliários Ltda.	580	364	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-51 Empreendimentos Imobiliários Ltda.	950	715	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-73 Empreendimentos Imobiliários Ltda.	2,212	1,462	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-71 Empreendimentos Imobiliários Ltda.	905	817	Construction	3% p.a. fixed rate + CDI
Paranamirim - Planc Engenharia e Incorporações Ltda.	4,159	3,756	Construction	3% p.a. fixed rate + CDI
Gafisa SPE- 76 Empreendimentos Imobiliários Ltda.	10	9	Construction	4% p.a. fixed rate + CDI
Acquarelle - Civilcorp Incorporações Ltda.	742	-	Construction	12% p.a. fixed rate + IGPM
Pablo Picasso - Planc Engenharia e Incorporações Ltda.	134	-	Construction	Adjusted by the INCC variation
Manhattan Residencial I	23,544	-	Construction	10% p.a. fixed rate + TR
Manhattan Comercial I	2,296	-	Construction	10% p.a. fixed rate + TR
Manhattan Residencial II	99	-	Construction	10% p.a. fixed rate + TR
Manhattan Comercial II	47	-	Construction	10% p.a. fixed rate + TR
	53,005	17,344

As of September 30, 2010 recognized financial income from interest on loans amounted to R$2,381 in the Company (2009 – R$897).

Page70

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

8.   Investments in subsidiaries

In January 2007, upon the acquisition of 60% of AUSA, arising from the acquisition of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which was amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of AUSA on accrual basis of accounting.

From January 1, 2009, the goodwill from the acquisition of AUSA was no longer amortized according to the new accounting practices; however, it will be evaluated, at least annually, in a context of evaluation of recoverable value and potential losses. The Company has a commitment to purchase the remaining 40% of AUSA's capital stock based on the fair value of AUSA, evaluated on the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 40% of AUSA in the following five years (20% in 2010 and the other 20% in 2012) in cash or shares, at the Company’s sole discretion.

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa S.A. made a contribution in Nova Cipesa of R$ 50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting to R$ 15,000, paid on October 26, 2008. The non-controlling interest holders of Cipesa are entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. Accordingly, the Company’s purchase consideration totaled R$ 90,000 and goodwill amounting to R$ 40,686 was recorded, based on expected future profitability. From January 1, 2009, according to the new accounting practices, the goodwill from the acquisition of Nova Cipesa will be evaluated, at least annually, in a context of evaluation of recoverable value and potential losses.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in certain ventures with Redevco do Brasil Ltda. As a result of this transaction, the Company recognized negative goodwill of R$ 31,235, based on expected future profitability, which was amortized exponentially and progressively up to September 30, 2010, based on the estimated profit before taxes on net income of these SPEs. In the period ended September 30, 2010, the Company amortized negative goodwill amounting to R$2,651 arising from the acquisition of these SPEs (September 30, 2009 – R$7,008).

On October 21, 2008, as part of the acquisition of interest in Tenda, Gafisa contributed the net assets of Fit Residencial amounting to R$ 411,241, acquiring 60% of the Tenda’s equity, at the carrying amount of R$ 1,036,072, representing an investment of R$ 621,643 for Gafisa. Such transaction generated a negative goodwill of R$ 210,402, which is based on expected future results, reflecting the gain on the sale of the 40% interest in Fit Residencial to Tenda shareholders in exchange for Tenda shares. Such gain was amortized over the average construction period (through delivery of the units) of the real estate ventures of Fit Residencial at October 21, 2008, and by the negative effects on realization of certain assets arising from the acquisition of Tenda. In 2009, the total gain on partial sale of Fit Residencial was amortized in the amount of R$ 169,394, of which R$105,600 in the period ended  September, 2009.

Page71

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

On December 30, 2009, the shareholders of Gafisa and Tenda approved the acquisition by Gafisa of total shares outstanding issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda in the proportion of 0.205 shares of Gafisa to one share of Tenda. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844 at carrying amount.

Page72

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

8.   Investments in subsidiaries --Continued

(i)  Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

(a)     Ownership interest

(i)      Information on subsidiaries

	Ownership interest - %		Equity		Net income/(loss) for the period
Investees	9/30/2010	12/31/2009	9/30/2010	12/31/2009	9/30/2010	9/30/2009
Construtora Tenda S.A.	100	100	1,193,164	1,130,759	70,440	55,711
SPE Cotia	-	-	-		-	272
Alphaville Urbanismo S.A.	60	60	155,602	99,842	54,795	19,359
Shertis Emp. Part. S.A.	100	100	32,776	-	6,791	-
Gafisa FIDC.	100	100	16,854	14,977		-
Cipesa Empreendimentos Imobiliários S.A.	100	100	47,099	42,294	4,353	(992)
Península SPE1 S.A.	50	50	(3,037)	(4,120)	1,083	(3,009)
Península SPE2 S.A.	50	50	272	600	262	82
Res. das Palmeiras SPE Ltda.	100	100	2,412	2,316	76	6
Villaggio Panamby Trust S/A	50	50.00	4,202	4,279	(77)	(616)
Dolce Vita Bella Vita SPE S/A	50	50.00	3,812	432	3,480	903
DV SPE S.A.	50	50.00	1,916	1,868	49	939
Gafisa SPE 22 Emp. Im. Ltda.	100	100.00	6,466	6,001	464	488
Gafisa/Tiner Campo Belo I – Emp. Imob. SPE Ltda.	45	45.00	7,419	11,573	(54)	(893)
Jardim I Plan., Prom.Vd Ltda.	100	100.00	7,958	14,114	(201)	(1,331)
Jardim II Plan., Prom.Vd Ltda.	100	100.00	770	(3,293)	1,602	(1,683)
Saíra Verde Emp. Imob. Ltda.	70	70.00	570	589	86	(317)
Gafisa SPE 30 Emp. Im. Ltda.	100	100.00	17,568	18,229	413	(747)
Verdes Praças Inc.Im.SPE Ltda	100	100.00	26,597	26,901	94	(553)
Gafisa SPE 32 Emp. Im. Ltda.	80	80.00	9,147	5,834	3,313	584
Gafisa SPE 35 Emp. Im. Ltda.	100	100.00	4,898	5,393	449	(1,334)
Gafisa SPE 36 Emp. Im. Ltda.	100	100.00	6,335	5,362	857	(1,454)
Gafisa SPE 37 Emp. Im. Ltda.	100	100.00	4,334	4,020	210	(400)
Gafisa SPE 38 Emp. Im. Ltda.	100	100.00	9,319	8,273	563	595
Gafisa SPE 39 Emp. Im. Ltda.	100	100.00	4,939	8,813	318	1,314
Gafisa SPE 40 Emp. Im. Ltda.	50	50.00	8,516	6,976	299	237
Gafisa SPE 41 Emp. Im. Ltda.	100	100.00	32,070	31,883	588	(5,178)
Gafisa SPE 42 Emp. Im. Ltda.	100	100.00	6,413	12,128	(4,607)	2,357
Gafisa SPE 44 Emp. Im. Ltda.	40	40.00	3,581	3,586	(6)	(150)
Villagio Trust		50.00		4,279
Gafisa Vendas Int. Imob. Ltda	100	100.00	-	1,812	(1,812)	(1,570)
Gafisa SPE 46 Emp. Im. Ltda.	60	60.00	2,284	4,223	(1,939)	(1,713)
Gafisa SPE 47 Emp. Im. Ltda.	80	80.00	16,619	16,571	(409)	(255)
Gafisa SPE 48 S.A.	-	-	-	-	-	1,674
Gafisa SPE 49 Emp. Im. Ltda.	100	100.00	296	205	(8)	(3)
Gafisa SPE 50 Emp. Im. Ltda.	80	80.00	13,849	12,098	1,750	3,354
Gafisa SPE 51 Emp. Im. Ltda.	-	-	-	-	-	8,096
Gafisa SPE 53 Emp. Im. Ltda.	80	80.00	9,370	5,924	3,445	1,847
Gafisa SPE 55 S.A.	-	-	-	-	-	2,776
Gafisa SPE 59 Emp. Im. Ltda.	100	100.00	(6)	(5)	(1)	(3)
Gafisa SPE 61 Emp. Im. Ltda.	100	100.00	(19)	(19)	(1)	(3)
Gafisa SPE 65 Emp. Im. Ltda.	80	80.00	10,559	3,725	3,308	605
Gafisa SPE 68 Emp. Im. Ltda.	100	100.00	(1)	(555)	-	(92)
Gafisa SPE 69 Emp. Im. Ltda.	100	100.00	1,747	1,893	(341)	(247)
Gafisa SPE 70 Emp. Im. Ltda.	55	55.00	12,926	12,685	(17)	(63)
Gafisa SPE 71 Emp. Im. Ltda.	80	80.00	9,852	4,109	5,744	1,776
Gafisa SPE 72 Emp. Im. Ltda.	80	80.00	1,796	347	637	(238)
Gafisa SPE 73 Emp. Im. Ltda.	80	80.00	8,175	3,551	(1,570)	(52)
Gafisa SPE 74 Emp. Im. Ltda.	100	100.00	(335)	(339)	3	(13)
Gafisa SPE 75 Emp. Im. Ltda.	100	100.00	(76)	(74)	(3)	(45)
Gafisa SPE 76 Emp. Im. Ltda.	50	50.00	83	84	(1)	(1)
Gafisa SPE 77 Emp. Im. Ltda.	-		-		-	-
Gafisa SPE 78 Emp. Im. Ltda.	100	100.00	-	-	-	-
Gafisa SPE 79 Emp. Im. Ltda.	100	100.00	(16)	(3)	(14)	(2)
Gafisa SPE 80 S.A.	100	100.00	(7)	(2)	(5)	(2)
Gafisa SPE 81 Emp. Im. Ltda.	100	100.00	1,137	1	1,136	-
Gafisa SPE 82 Emp. Im. Ltda.	100	100.00	1	1	-	-
Gafisa SPE 83 Emp. Im. Ltda.	100	100.00	(103)	(5)	(98)	-
Gafisa SPE 84 Emp. Im. Ltda.	100	100.00	14,480	10,632	1,015	2,871
Gafisa SPE 85 Emp. Im. Ltda.	80	80.00	22,712	7,182	15,529	3,304
Berverly HillsSPE Emp Im.Ltda.	-	-	-	-	-	(228)
Gafisa SPE 87 Emp. Im. Ltda.	100	100.00	5	61	(56)	-
Gafisa SPE 88 Emp. Im. Ltda.	100	100.00	14,091	6,862	1,552	3,865
Gafisa SPE 89 Emp. Im. Ltda.	100	100.00	47,944	36,049	11,049	6,316
Gafisa SPE 90 Emp. Im. Ltda.	100	100.00	1,621	(93)	2,384	-
Gafisa SPE 91 Emp. Im. Ltda.	100	100.00	(1,203)	1	(1,204)	-
Gafisa SPE 92 Emp. Im. Ltda.	80	80.00	3,917	(553)	1,214	(108)
Gafisa SPE 93 Emp. Im. Ltda.	100	100.00	716	212	504	(27)
Gafisa SPE 94 Emp. Im. Ltda.	100	100.00	4	4	-	(2)
Gafisa SPE 95 Emp. Im. Ltda.	100	100.00	(15)	(15)	-	(4)
Gafisa SPE 96 Emp. Im. Ltda.	100	100.00	(58)	(58)	-	(64)
Gafisa SPE 97 Emp. Im. Ltda.	100	100.00	6	6	-	1
Gafisa SPE 98 Emp. Im. Ltda.	100	100.00	(37)	(37)	-	(39)
Gafisa SPE 99 Emp. Im. Ltda.	100	100.00	(24)	(24)	-	(26)
Gafisa SPE 100 Emp. Im. Ltda.	-	100.00	-	1	-	-
Gafisa SPE 101 Emp. Im. Ltda.	100	100.00	(4)	1	(5	-
Gafisa SPE 102 Emp. Im. Ltda.	80	100.00	8	1	7	-
Gafisa SPE 103 Emp. Im. Ltda.	100	100.00	(40)	(40)	-	(44)
Gafisa SPE 104 Emp. Im. Ltda.	100	100.00	1	1	-	-
Gafisa SPE 105 Emp. Im. Ltda.	100	100.00	1	1	-	-
Gafisa SPE 106 Emp. Im. Ltda.	100	100.00	5,161	1	5,606	-
Gafisa SPE 108 Emp. Im. Ltda.		100.00		1
Gafisa SPE 107 Emp. Im. Ltda.	100	100.00	5,640	1	6,995	-
Gafisa SPE 109 Emp. Im. Ltda.	100	100.00	208	1	(1,591)	-
Gafisa SPE 110 Emp. Im. Ltda.	100	100.00	(220)	1	(221)	-
Gafisa SPE 111 Emp. Im. Ltda.	100	100.00	1	1	-	-
Gafisa SPE 112 Emp. Im. Ltda.	100	100.00	(123)	1	(124)	-
Gafisa SPE 113 Emp. Im. Ltda.	100	100.00	1	1	-	-
Gafisa SPE 114 Emp. Im. Ltda.	100		1		-	-
Gafisa SPE 115 Emp. Im. Ltda.	100		1		-	-
Gafisa SPE 116 Emp. Im. Ltda.	100		1		-	-
Gafisa SPE 117 Emp. Im. Ltda.	100		1		-	-
Gafisa SPE 118 Emp. Im. Ltda.	100		1		-	-
O Bosque Empr. Imob. Ltda.	60	60.00	8,791	8,862	(70)	(811)
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50.00	271	(3,279)	3,550	(5,881
Dep. José Lajes Emp. Im. SPE Ltda.	50	50.00	(308)	544	(852)	767
Sítio Jatiuca Emp Im.SPE Ltda.	50	50.00	17,809	12,161	5,648	7,829
Reserva & Residencial Spazio Natura Emp. Im. SPE Ltda.	50	50.00	1,381	1,393	(12)	(1)
Grand Park - Parque das Aguas Emp Im Ltda	50	50.00	19,106	8,033	9,488	438
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50.00	29,187	14,780	14,302	1,266
Dubai Residencial Emp Im. Ltda.	50	50.00	16,063	10,613	5,783	683
Cara de Cão		65.00		-
Costa Maggiore Emp. Im. Ltda.	50	50.00	13,925	4,065	7,281	1,374
City Park Brotas Emp. Imob. Ltda.	50	50.00	2,038	3,094	432	826
City Park Acupe Emp. Imob. Ltda.	50	50.00	2,329	1,704	715	809
Patamares 1 Emp. Imob. Ltda	50	50.00	5,997	5,495	618	-
Acupe Exclusive Emp. Imob. Ltda.	50	50.00	252	(188)	(136)	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50.00	3,454	6,285	4,778	-
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50.00	1,249	1,338	(2)	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50.00	9,182	5,723	11,124	-
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50.00	2,627	2,813	(2)	-
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	-	24,531	-	8,596	-
Graça Emp. Imob. SPE Ltda	50	-	775	-	(431)	-
Varandas Grand Park Emp. Im. Ltda.	50		2,223	-	2,222	-
FIT 13 SPE Emp. Imob. Ltda	50		16,791	-	2,506	-
SPE Pq Ecoville Emp Im S.A.	50		3,592	-	(1,094)	-
Apoena SPE Emp Im S.A.	50	-	3,697	-	(413)	-

Page73

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

 (ii)    Recorded balances

	Ownership interest - %		Investments		Equity accounts
Investees	9/30/2010	12/31/2009	9/30/2010	12/31/2009	9/30/2010	9/30/2009
Construtora Tenda S.A.	100	100.00	1,193,164	1,130,759	73,441	35,577
SPE Cotia	-	-	-	-	-	136
Alphaville Urbanismo S.A.	60	60.00	93,361	59,905	33,306	12,081
Shertis Emp. Part. S.A.	100	-	32,776		6,791	-
Cipesa Holding	100	100.00	47,099	42,746	4,353	(992)

			1,333,624	1,233,410	117,891	46,802

Península SPE1 S.A.	50	50.00	(1,519)	(2,060)	541	(1,505)
Península SPE2 S.A.	50	50.00	136	300	131	41
Res. das Palmeiras SPE Ltda.	100	100.00	2,412	2,316	76	6
Villaggio Panamby Trust S/A	50	50.00	2,101	2,140	(38)	(308)
Dolce Vita Bella Vita SPE S/A	50	50.00	1,906	216	1,740	451
DV SPE S.A.	50	50.00	958	934	24	470
Gafisa SPE 22 Emp. Im. Ltda.	100	100.00	6,466	6,001	464	488
Gafisa/Tiner Campo Belo I – Emp. Imob. SPE Ltda.	45	45.00	3,339	5,208	(24)	(1,013)
Jardim I Plan., Prom.Vd Ltda.	100	100.00	7,958	14,114	(201)	(1,331)
Jardim II Plan., Prom.Vd Ltda.	100	100.00	770	(3,293)	1,602	(1,683)
Saíra Verde Emp. Imob. Ltda.	70	70.00	399	412	60	(222)
Gafisa SPE 30 Emp. Im. Ltda.	100	100.00	17,568	18,229	413	(747)
Verdes Praças IncImSPE Ltda	100	100.00	26,597	26,901	94	(553)
Gafisa SPE 32 Emp. Im. Ltda.	80	80.00	7,318	4,667	2,650	233
Gafisa SPE 35 Emp. Im. Ltda.	100	100.00	4,898	5,393	449	(1,334)
Gafisa SPE 36 Emp. Im. Ltda.	100	100.00	6,335	5,362	857	(1,454)
Gafisa SPE 37 Emp. Im. Ltda.	100	100.00	4,334	4,020	210	(400)
Gafisa SPE 38 Emp. Im. Ltda.	100	100.00	9,319	8,273	563	595
Gafisa SPE 39 Emp. Im. Ltda.	100	100.00	4,939	8,812	318	2,565
Gafisa SPE 40 Emp. Im. Ltd	50	50.00	4,258	3,488	149	(26)
Gafisa SPE 41 Emp. Im. Ltda.	100	100.00	32,070	32,050	588	(5,178)
Gafisa SPE 42 Emp. Im. Ltd	100	100.00	6,413	12,128	(4,607)	1,180
Gafisa SPE 44 Emp. Im. Ltd	40	40.00	1,432	1,434	(2)	(60)
Gafisa Vendas Int. Imob. Ltda	100	100.00	-	1,812	(1,812)	(1,570)
Gafisa SPE 46 Emp. Im. Ltda.	60	60.00	1,370	2,534	(1,163)	(1,171)
Gafisa SPE 47 Emp. Im. Ltda.	80	80.00	13,295	13,256	(327)	(204)
Gafisa SPE 48 S.A.	-	-	-	-		993
Gafisa SPE 49 Emp. Im. Ltda.	100	100.00	296	205	(8)	(3)
Gafisa SPE 50 Emp. Im. Ltda.	80	80.00	11,079	9,679	1,400	2,495
Gafisa SPE 51 Emp. Im. Ltda.	-	-	-	-		7,411
Gafisa SPE 53 Emp. Im. Ltda.	80	80.00	7,496	4,739	2,756	1,116
Gafisa SPE 55 S.A.	-	-	-	-	-	2,776
Gafisa SPE 59 Emp. Im. Ltda.	100	100.00	(6)	(5)	(1)	(3)
Gafisa SPE 61 Emp. Im. Ltda.	100	100.00	(19)	(19)	(1)	(3)
Gafisa SPE 65 Emp. Im. Ltda..	80	80.00	8,447	2,980	2,646	187
Gafisa SPE 68 Emp. Im. Ltda.	100	100.00	(1)	(1)	-	-
Gafisa SPE 69 Emp. Im. Ltda	100	100.00	1,747	1,893	(341)	(247)
Gafisa SPE 70 Emp. Im. Ltda	55	55.00	7,109	6,976	(9)	(34)
Gafisa SPE 71 Emp. Im. Ltda	80	80.00	7,882	3,286	4,595	1,188
Gafisa SPE 72 Emp. Im. Ltda..	80	80.00	1,436	278	510	328
Gafisa SPE 73 Emp. Im. Ltda.	80	80.00	6,540	2,841	(1,256)	(501)
Gafisa SPE 74 Emp. Im. Ltda.	100	100.00	(335)	(339)	3	(13)
Gafisa SPE 75 Emp. Im. Ltda.	100	100.00	(76)	(74)	(3)	(45)
Gafisa SPE 76 Emp. Im. Ltda.	50	50.00	41	42	-	-
Gafisa SPE 77 Emp. Im. Ltda.	-		-		-	4,139
Gafisa SPE 78 Emp. Im. Ltda.	-		-		-	-
Gafisa SPE 79 Emp. Im. Ltda.	100	100.00	(16)	(3)	(14)	(2)
Gafisa SPE 80 S.A..	100	100.00	(7)	(2)	(5)	(2)
Gafisa SPE 81 Emp. Im. Ltda	100	100.00	1,137	1		-
Gafisa SPE 82 Emp. Im. Ltda	100	100.00	1	1	-	-
Gafisa SPE 83 Emp. Im. Ltda.	100	100.00	(103)	(5)	(98)	-
Gafisa SPE 84 Emp. Im. Ltda	100	100.00	14,480	10,632	1,015	2,871
Gafisa SPE 85 Emp. Im. Ltda	80	80.00	18,169	5,746	12,424	2,443
Berverly HillsSPE Emp ImLtda	-	-	-	-	-	(269)
Gafisa SPE 87 Emp. Im. Ltda	100	100.00	5	61	(56)	-
Gafisa SPE 88 Emp. Im. Ltda	100	100.00	14,091	6,862	1,552	4,885
Gafisa SPE 89 Emp. Im. Ltda	100	100.00	47,944	36,049	11,049	6,316
Gafisa SPE 90 Emp. Im. Ltda	100	100.00	1,621	(93)	2,384	-
Gafisa SPE 91 Emp. Im. Ltda.	100	100.00	(1,203)	1	(1,204)	-
Gafisa SPE 92 Emp. Im. Ltda.	80	80.00	3,134	(442)	971	(108)
Gafisa SPE 93 Emp. Im. Ltda.	100	100.00	716	212	504	(27)
Gafisa SPE 94 Emp. Im. Ltda.	100	100.00	4	4	-	(2)
Gafisa SPE 95 Emp. Im. Ltda.	100	100.00	(15)	(15)	-	(4)
Gafisa SPE 96 Emp. Im. Ltda.	100	100.00	(58)	(58)	-	(64)
Gafisa SPE 97 Emp. Im. Ltda.	100	100.00	6	6	-	1
Gafisa SPE 98 Emp. Im. Ltda.	100	100.00	(37)	(37)	-	(39)
Gafisa SPE 99 Emp. Im. Ltda.	100	100.00	(24)	(24)	-	(26)
Gafisa SPE 100 Emp. Im. Ltda	-	100.00	-	1	(186)	-
Gafisa SPE 101 Emp. Im. Ltd.	100	100.00	(4)	1	(5)	-
Gafisa SPE 102 Emp. Im. Ltda	80	100.00	6	1	5	-
Gafisa SPE 103 Emp. Im. Ltda	100	100.00	(40)	(40)	-	(44)
Gafisa SPE 104 Emp. Im. Ltda	100	100.00	1	1	-	-
Gafisa SPE 105 Emp. Im. Ltda	100	100.00	1	1	-	-
Gafisa SPE 106 Emp. Im. Ltda	100	100.00	5,161	1	5,606	-
Gafisa SPE 107 Emp. Im. Ltda	100	100.00	5,640	1	6,995	-
Gafisa SPE 108 Emp. Im. Ltda		100.00		1
Gafisa SPE 109 Emp. Im. Ltda	100	100.00	208	1	(1,591)	-
Gafisa SPE 110 Emp. Im. Ltda	100	100.00	(220)	1	(221)	-
Gafisa SPE 111 Emp. Im. Ltda	100	100.00	1	1	-	-
Gafisa SPE 112 Emp. Im. Ltda	100	100.00	(123)	1	(124)	-
Gafisa SPE 113 Emp. Im. Ltda	100	100.00	1	1	-	-
Gafisa SPE 114 Emp. Im. Ltda	100		1		-	-
Gafisa SPE 115 Emp. Im. Ltda	100		1		-	-
Gafisa SPE 116 Emp. Im. Ltda	100		1		-	-
Gafisa SPE 117 Emp. Im. Ltda	100		1		-	-
Gafisa SPE 118 Emp. Im. Ltda	100		1		-	-
O Bosque Empr. Imob. Ltda.	60	60.00	5,275	5,317	(42)	260
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50.00	136	(1,639)	1,775	(2,940)
Dep. José Lajes Emp. Im. SPE Ltda.	50	50.00	(154)	272	(426)	(309)
Sítio Jatiuca Emp Im.SPE Ltda.	50	50.00	8,905	6,080	2,824	3,915
Reserva & Residencial Spazio Natura Emp. Im. SPE Ltda.	50	50.00	690	696	(6)	(1)
Grand Park - Parque das Aguas Emp Im Ltda	50	50.00	9,553	4,016	5,537	552
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50.00	14,594	7,390	7,204	633
Dubai Residencial Emp Im. Ltda.	50	50.00	8,031	5,307	2,892	825
Cara de Cão		50.00		-
Costa Maggiore Emp. Im. Ltda	50	50.00	6,963	2,032	4,930	(295)
City Park Brotas Emp. Imob. Ltda.	50	50.00	1,019	1,547	216	413
City Park Acupe Emp. Imob. Ltda.	50	50.00	1,164	852	358	404
Patamares 1 Emp. Imob. Ltda	50	50.00	2,998	2,747	309	-
Acupe Exclusive Emp. Imob. Ltda.	50	50.00	126	(94)	(68)	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50.00	1,727	3,142	2,389	-
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50.00	625	669	(1)	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50.00	4,591	2,862	4,932	-
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50.00	1,314	1,406	(1)	-
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	-	12,266	-	4,298	-
Graça Emp. Imob. SPE Ltda	50		387	-	(215)	-
Varandas Grand Park Emp. Im. Ltda.	50	-	1,112	-	1,111	-
		-		-
FIT 13 SPE Emp. Imob. Ltda	50	-	8,392	-	1,253	-
SPE Pq Ecoville Emp Im S.A.	50	-	1,796	-	(547)	-
Apoena SPE Emp Im S.A.	50	-	1,848	-	(206)	-
Gafisa FIDC.	100	100.00	16,854	14,977	-	-

			470,178	323,576	91,699	26,440

Provision for loss on investments			3,961	8,242		-

			1,807,764	1,565,228	209,590	73,242

Other investments (a)			339,984	339,069

Total investments			2,147,748	1,904,297

Page74

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

(a)     As a result of the setting up in January 2008 of a special partnership (SCP), the Company started holding units of interest in such partnership that totals R$339,984 at September 30, 2010 (December 31, 2009 - R$339,069), as described in Note 12.

(b)     In the period ended September 30, 2010, a transfer of quotas of this Company to the SCP was made for the respective net book value.

9.   Intangible assets

Goodwill on acquisition of subsidiaries

	Consolidated
	09/30/2010	12/31/2009
	(restated)	(restated)
Goodwill
AUSA	152,856	152,856
Cipesa	40,686	40,686
Other	665	1,546

	194,207	195,088
Other intangible assets (a)	15,480	9,598

	209,687	204,686

Page75

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

(a)  Refers to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years.

The goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on expected future economic benefits. These amounts are annually tested for impairment.

Page76

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

9.   Intangible assets --Continued

The Company did not estimate the recovery of the carrying amount of goodwill for the period ended September 30, 2010, once there was not any indication of possible impairment.

10. Loans and financing

Type of operation	Type of operation	Individual		Consolidated
		09/30/2010	12/31/2009	09/30/2010	12/31/2009
		(restated)	(restated)	(restated)	(restated)
Working capital:
Certificate of Bank Credit – CCB and Others	1.30% to 3.20% + CDI	429,925	516,397	553,489	736,736

		429,925	516,397	553,489	736,736
National Housing System (a)	TR + 10% to 12%	342,272	322,981	607,685	467,019
		342,272	322,981	607,685	467,019

Current portion		552,135	514,831	789,331	678,312
Non-current portion		220,082	324,547	371,843	525,443

(i)   Loans and financing classified at fair value through income (Note 17 (i) (b));

(ii)  Derivatives classified as financial assets at fair value through income (Note 17(i) (b)).

Rates

▪  CDI – Interbank Deposit Certificate;

▪  TR – Referential Rate.

(a)     Funding for developments – SFH and for working capital correspond to credit lines from financial institutions used the funding necessary to the development of the Company's ventures;

As of September 30, 2010, the Company and its subsidiaries had resources approved to be released for approximately 78 ventures amounting to R$421,315 (Company) and R$1,283,872 (consolidated) that will be used in future periods, at the extent these developments progress physically and financially, according to the Company’s project schedule.

Page77

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

10. Loans and financing--Continued

Current and non-current installments are due as follows:

Maturity	Individual		Consolidated
	09/30/2010	12/31/2009	09/30/2010	12/31/2009

2010	552,135	514,831	789,331	678,312
2011	38,880	303,678	79,335	413,583
2012	127,766	19,431	208,628	71,854
2013	53,436	1,438	83,880	40,006
	772,217	839,378	1,161,174	1,203,755

Loans and financing are guaranteed by sureties of the Company, mortgage of the units, as well as collaterals of receivables, and the inflow of contracts already signed on future delivery of units (amount of R$2,824,262).

Additionally, the consolidated balance of collateralized investments and restricted credit totals R$527,211 at September 30, 2010 (R$830,138 at December 31, 2009) (Note 4).

Financial expenses of loans, financing and debentures are capitalized at cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization was 11.43% at September 30, 2010.

	Company		Consolidated
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
	(restated)	(restated)	(restated)	(restated)
Gross financial charges	178,773	168,581	265,760	230,550
Capitalized financial charges	(73,835)	(42,720)	(105,378)	(71,214)

Net financial charges	104,938	125,861	160,382	159,336

Financial charges included in Properties for sale

Opening balance	69,559	69,208	91,568	84,741
Capitalized financial charges	73,835	42,720	105,378	71,214
Charges appropriated to income	(51,261)	(37,584)	(81,625)	(58,095)

Closing balance	92,133	74,344	115,321	97,860

Page78

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

11. Debentures

In September 2006, the Company obtained approval for its Second Debenture Placement Program, which allowed it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a general guarantee.

In June 2008, the Company obtained approval for its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in five years.

Under the Second and Third Programs of Gafisa, the Company placed 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the below features.

In April 2009, the subsidiary Tenda obtained approval for its First Debenture Placement Program, which allows it to place up to R$ 600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the placement will be exclusively used in the finance of real estate ventures focused only on the popular segment.

In August 2009, the Company obtained approval for its sixth placement of non-convertible simple debentures in two series, which have general guarantee, maturing in two years and unit face value at the issuance date of R$ 10,000, totaling R$ 250,000.

In December 2009, the Company obtained approval for its seventh placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$ 600,000, maturing in five years.

Page79

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

Program/placement	Principal	Annual remuneration	Maturity	Individual		Consolidated
				09/30/2010	12/31/2009	09/30/2010	12/31/2009
				(restated)		(restated)
Second program/first placement - Fourth placement	240,000	CDI + 2% to 3.25%	September 2011 (called away in September 2010)	-	198,254	-	198.254
Third program/first placement – Fifth placement	250,000	107.20% CDI	June 2013	260,057	252,462	260,057	252.462
Sixth placement	250,000	CDI + 2% to 3.25%	June 2014	267,425	260,680	267,425	260.680
Seventh placement	600,000	TR + 8.25%	December 2014	612,684	595,725	612,684	595.725
First placement (Tenda)	600,000	TR + 8%	April 2014	-		625.802	611.256
				1,140,166	1,307,121	1.765.968	1.918.377

Current portion				188,759	111,121	214.561	122.377
Non-current portion				951.407	1.196.000	1.551.407	1,796,000

Current and non-current installments are due as follows:

	Individual		Consolidated
Maturity	09/30/2010	12/31/2009	09/30/2010	12/31/2009
2010	-	111.121	-	122.377
2011	188,759	346,000	214,561	346,000
2012	122,937	125,000	272,937	275,000
2013	422,937	425,000	722,937	725,000
2014	405,533	300,000	555,533	450,000
2015 onwards	-	-	-	-
	1,140,166	1,307,121	1,551,407	1,918,377

Page80

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

11. Debentures--Continued

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these. The first placement of the Second Program and the first placement of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$ 5,000 and R$ 10,000, respectively, requires the Company to early amortize the first placement of the Second Program.

On July 21, 2009, the Company renegotiated with the debenture holders the restrictive debenture covenants of the Second Program, and obtained the approval for removing the covenant that limited the Company’s net debt to R$ 1,000,000, and increasing the financial flexibility, changing the calculation of the ratio between net debt and equity. As a result of these changes, interest repaid by the Company increased to CDI + 2% to 3.25% per year.

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at September 30, 2010 and December 30, 2009, are as follows:

Page81

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

11. Debentures--Continued

	09/30/2010	12/31/2009
Second program – first placement
Total debt, less debt of projects, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity plus non-controlling interest	N/A	1%
Total debt, less SFH debt, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity	N/A	N/A
Total trade accounts receivable, plus inventory of finished units, required to be 2.0 times over total debt	-	2.3 times

Third program – first placement
Total debt, less SFH debt, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity	30%	53%
Total trade accounts receivable, plus inventory of finished units, required to be 2.2 times over total debt	5.3 times	4.1 times

Seventh placement
EBIT balance(2) shall be 1.3 times under the net financial expense	-6.6 times	-5.9 times
Total accounts receivable plus inventory of finished units required to be 2.0 times over net debt and debt of projects (3)	-59.4 times	292.3 times
Total debt less debt of project, less cash and cash equivalents and marketable securities (1), cannot exceed 75% of equity plus non-controlling interest	-4%	1%

(1)      Cash and cash equivalents and marketable securities refer to cash and cash equivalents, marketable securities, restricted cash in guarantee to loans, and restricted credits.

(2)      EBIT refers to earnings less selling, general and administrative expenses plus other net operating income.

(3)     Project debt refers to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)     Total receivables

(5)     Total inventory

	09/30/2010 restated	12/31/2009 restated
First program – first placement - TENDA
EBITD balance shall be 1.3 time over the net financial expense	4.44	24.75
The debt ratio shall be > 2 or < 0 and TR (1) + TE(2) > 0	-12.29	-4.74
The maximum leverage ratio shall be < or = at 50%	-15.68%	-31.34%

At September 30, 2010, the Company is in compliance with the aforementioned clauses and other non-restrictive clauses.

Page82

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

11. Debentures--Continued

Expenses for placement of debentures and their effective interest rates are shown below:

Placement	Transaction cost	Effective interest rate	Cost of transaction to be appropriated

Fifth placement	1,179	11.66%	904
Sixth placement	2,007	Series 1: 12.60%	1,572
		Series 2: 10.88%
Seventh placement	7,040	11.00%	5,867

First placement (Tenda)	924	9.79%	678

			9,021

Current portion			2,623
Non-current portion			6,398

12. Payables to venture partners and other

	Individual		Consolidated
	09/30/2010	12/31/2009	09/30/2010	12/31/2009
	(restated)		(restated)
Payable to venture partners (a)	300,000	300,000	380,000	300,000
Credit assignments (b)	80,266	104,176	80,567	122,360
Acquisition of investments	3,094	3,922	21,850	21,090
Other accounts payable	45,504	12,486	127,810	64,550
Rescission reimbursement payable and provisions	-	-	31,547	28,573
SCP dividends	-	-	11,445	11,004
FIDC obligations (b)	-	-	23,326	41,308
Provision for warranty	23,827	17,782	35,091	25,082
Provision for capital deficiency	3,962	8,242	-	-
Loan with third parties	-	-	28,726	-

	456,653	446,608	740,362	613,967

Current portion	155,744	113,578	171,417	205,657
Non-current portion	300,909	333,030	568,945	408,310

Page83

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

12. Payables to venture partners and other--Continued

(a)  In relation to the individual financial statements, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies. As of September 30, 2010, the SCP received contributions of R$ 313,084 (represented by 13,084,000 Class A units of interest fully paid-in by the Company and 300,000,000 Class B units of interest from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As a result of this operation, due to the prudence and considering that the decision to invest or not is made jointly by all members, thus independent from the Company’s management decision, as of September 30, 2010, payables to venture partners was recognized in the amount of R$ 300,000 maturing on January 31, 2014. The venture partners receive an annual minimum dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate, as of September 30, 2010, the amount accrued totaled R$5,071. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. As of September 30, 2010, the SCP and the Company were in compliance with these clauses.

In April 2010, Alphaville Urbanismo S.A. (”Company”) paid in the capital of a Company, the main objective of which is the holding of interests in other companies, which shall have as main objective the development and carry out of real estate ventures. At  September 30, 2010, the Company has subscribed capital and paid-in capital reserve amounting to R$ 161,720 (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, because of prudence and taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, at September 30, 2010, a Payable to Venture Partners account is recognized at R$ 80,000, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, practically equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a., taking into consideration that the amount provisioned at September 30, 2010, totaled R$6,374. The Company’s Bylaws sets out that certain matters shall be submitted for the approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, allocation of profit, set up and use of any profit reserve, and disposal of assets. At September 30, 2010, the Company is in compliance with the above-described clauses.

(b)  Refers to the operation on assignment of receivables portfolio (see Note 5(ii) and (iii)).

13. Provisions for legal claims and commitments

The Company and its subsidiaries are party to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover probable losses.

Page84

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

13. Provisions for legal claims and commitments--Continued

In the year ended September 30, 2010 and December 31, 2009, the changes in the provision are summarized as follows:

Individual	Civil claims	Tax claims	Labor claims	Total Individual
Balance at December 31, 2009 (restated)	78,081	6	2,646	80,733
Additional provision	3,793	360	6,119	10,183
Payment and reversal of provision not used	(1,063)	(39)	(4,727)	(5,742)
Balance at September 30, 2010 (restated)	80,811	327	4,037	85,175

Current portion				8,001
Non-current portion				77,174

Consolidated	Civil claims	Tax claims	Labor claims	Total Consolidated
Balance at December 31, 2009 (restated)	92,193	10,894	18,253	121,339
Additional provision	15,525	984	11,333	27,857
Payment and reversal of provision not used	-8,097	-39	-6,516	-14,667
Balance at September 30, 2010 (restated)	99,621	11,839	23,069	134,529

Current portion				8,001
Non-current portion				126,528

(i)  Civil, tax and labor claims

	Individual		Consolidated
	09/30/2010	12/31/2009	09/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Civil claims (a)	80.811	78.081	99.963	91.708
Tax claims (b)	348	6	12.974	20.737
Labor claims (c)	4.016	2.646	22.391	8.894
	85.175	80.733	134.529	121.339

(a)     As of September 30, 2010, the provisions related to civil claims include R$72,806 related to lawsuits in which the Company is included as successor in enforcement  actions, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$ 6,613, are backed by a guarantee insurance, in addition there are judicial deposits amounting to R$66,190, in connection with the restriction of the usage of the Gafisa’s bank accounts; and there is also the restriction of the usage of the Gafisa’s treasury stock to guarantee the enforcement.

Page85

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

13. Provision for legal claims and commitments--Continued

(i)      Civil, tax and labor claims --Continued

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

(b)     The subsidiary AUSA is a party to legal and administrative claims related to Federal VAT (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is rated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with accessory liabilities. The amount of the contingency rated by legal counsel as a probable loss reaches R$10,869 and is provisioned at September 30, 2010.

(c)     As of September 30, 2010, the Company was subject to labor lawsuits, which had the most varied characteristics and at various court levels and is awaiting judgment. These claims corresponded to a total maximum risk of R$78,198. Based on the opinion of the Company’s legal counsel and the expected favorable outcome, and the negotiation that shall be made, the provisioned amount is considered sufficient by the management to cover expected losses.

The Company and its subsidiaries have judicially deposited the amount of R$ 67,955 (Company) and R$75,142 (consolidated) in connection with the aforementioned legal claims.

In addition, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks at September 30, 2010 based on the assessment of the legal counsel, in which loss is possible, but not probable, in the approximate amount of R$195,993, based on the historical average of processes, for which the Company understands that it is not necessary to record a provision for possible losses.

(d)     Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection of adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring a land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring a land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

Page86

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

13. Provision for legal claims and commitments--Continued

(i)      Civil, tax and labor claims --Continued

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fine.

(ii)   Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land, and to guarantee the release of financing, in addition to guarantee the installments of the financing to clients over the construction period.

The Company is also committed to complete units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As described in Note 4, at September 30, 2010, the Company and its subsidiaries have resources approved and recorded as financial investments guaranteed which will be released as ventures progress in the total amount of R$426,987 (Company) and R$527,211 (consolidated) to meet these commitments.

14. Obligations for purchase of land and advances from clients

	Individual		Consolidated
	09/30/2010	12/31/2009	09/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Obligations for purchase of land	146,243	199,314	322,339	373,435
Adjustment to present value	(5,260)	(12,811)	(10,218)	(13,963)
Advances from clients
Development and sales	97,858	78,197	231,666	222,284
Barter transaction – land	30,488	27,070	94,095	40,054

	269,329	291,770	637,882	621,810

Current portion	210,957	240,164	460,470	475,409
Non-current portion	58,372	51,606	177,412	146,401

Page87

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

14. Obligations for purchase of land and advances from clients --Continued

The present value adjustment accreted to real estate development operating costs mentioned in Note 5(i), recognized in costs of properties for sale in the period ended September 30, 2010 amount to R$(639) (Company) and R$(941) (consolidated).

15. Equity

15.1   Capital

As of September 30, 2010, the Company's authorized and paid-in capital totaled R$ 2,729,187, represented by 431,509,499 registered common shares without par value, of which 599,486 were held in treasury.

In 2010, there was no movement of common shares held in treasury.

Treasury shares - 09/30/2010
Symbol	GFSA3
Class	-
Type	Common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% on shares outstanding	Market value	Carrying amount
11/20/2001	599,486	2.8880	0.14%	7,823	1,731

          (*)market value calculated based on the closing share price at December 31, 2010 of R$ 13.05.

The Company holds shares in treasury in order to guarantee the performance of claims (see Note 13).

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) preferred shares.

Page88

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity--Continued

15.1   Capital --Continued

On April 27, 2010, the distribution of minimum mandatory dividends for 2009 was approved in the amount of R$ 50,716.

On May 27, 2010, the capital increase of R$ 20,283 with the issue of 9,797,792 shares was approved, arising from the merger of the shares of Shertis (Note 1).

During period ended September 30, 2010, the increase in capital by R$16,288, was approved, related to the stock option plan and the exercise of 2,161,255 common shares.

The change in the number of shares outstanding was as follows:

Common shares – in thousands
December 31, 2009	166,777
Split of shares	166,777

Split of shares	9,798
Initial public offering	85,100
Exercise of stock options	2,457

September 30, 2010	430,909
Treasury shares	600
Authorized shares at September 30, 2010	431,509

15.2   Allocation of net income for the year

Pursuant to the Company’s articles of incorporation, net income for the year was allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock, and (ii) 25% of the remaining balance to pay mandatory dividends.

Pursuant to Article 36 of the Company’s articles of incorporation, amended on March 21, 2007, the setting up of a statutory reserve was required. Accordingly, the setting up of such reserve shall be carried out at an amount not in excess of 71.25% of net income, with the purpose of financing the expansion of the Company and its subsidiaries operations, including through subscription of capital increases or creation of new ventures, in consortia or other types of partnership in order to fulfill the corporate objective.

15. Equity--Continued

15.3   Stock option plans

(i)    Gafisa

Page89

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the shares to be exercised under the plans.

To be eligible for the plans (plans from 2000 to 2002), participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year.

To be eligible for the 2006 and 2007 plans, employees are required to contribute at least 50% of the annual bonus received to exercise the options, under penalty of losing the right to exercise all options of subsequent lots.

The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company and its subsidiaries record the amounts received from employees in an account of advances in liabilities. No advances were received in the period ended September 30, 2010.

Page90

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity --Continued

15.3   Stock option plans --Continued

(i)    Gafisa--Continued

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company and its subsidiaries have the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) and the amount inflation-indexed (IGP-M) plus annual interest at 3%.

In 2008, the Company and its subsidiaries issued a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

On June 26, 2009, the Company issued a new stock option plan for granting 1,300,000 options. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved. The incremental fair value granted as result of such modification is R$ 3,529, recognized at the extent services are provided by employees and management members.

The assumptions adopted for calculating the fair value to be used in the recognition of the stock option plan for 2009 were the following: expected volatility of 40% p.a., expected dividends on shares of 1.91%, and risk-free interest rate at 8.99% p.a. The volatility was set based on the regression analysis of the relation between return on Gafisa’s shares and that of Ibovespa.

Page91

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity --Continued

15.3   Stock option plans --Continued

(i)    Gafisa--Continued

From July 1, 2009, the Company’s management opted for using the Binomial and Monte Carlo models for pricing the options granted in replacement for the Black-Scholes model, because of its understanding that these models are capable of including and calculating with a wider range of variables and assumptions comprising the plans of the Company. The effect of this model replacement was brought about prospectively on July 1, 2009, with the recording of income amounting to R$4,949 for the period ended September 30, 2010.

On December 17, 2009, the Company issued a new stock option plan for granting 140,000 options. In addition, the exchange of the 512,280 options of the 2007 plan was approved for 402,500 options granted under this new stock option plan. The incremental fair value granted as result of these modifications is R$ 6,824. The assumptions made in the calculation of incremental value were as follows: expected volatility at 40%, expected dividends on shares at 1.91%, and risk-free interest rate at 8.99%.

The assumptions adopted in the recognition of the stock option plan for 2009 were the following: expected volatility at 40%, expected dividends at 8.99%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

Page92

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity --Continued

15.3   Stock option plans --Continued

(i)    Gafisa--Continued

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	09/30/2010		12/31/2009
	Number of options (ii)	Weighted average exercise price	Number of options (ii)	Weighted average exercise price
Options outstanding at the beginning of the year	9,450,774	13.76	11,860,550	13.07
Transfer of options of Tenda plans			-	-
Options granted	17,374	12.10	7,485,000	7.88
Options exercised (i)	(1,676,345)	9.17	(2,200,112)	7.82
Options exchanged	-	-	(6,504,560)	15.65
Options expired	-	-	-
Options forfeited	(79,430)	15.03	(395,484)	16.5

Options outstanding at the end of the year	7,712,373	13.65	10,245,394	12.18

Options exercisable at the end of the year	996,670		3,312,924	13.37

(i)      In the years ended September 30, 2010 and June 30, 2010, the amount received through exercised options was R$17,879 and R$1,398, respectively.

(ii)     The number of options considers the split of shares approved on February 22, 2010.

The analysis of prices is as follows, considering the split of shares on February 22, 2010:

	Reais
	09/30/2010	12/31/2009

Exercise price per option at the end of the year	4.57-22.79	4.05 - 20.81

Weighted average exercise price at the option grant date	8.62	8.62

Weighted average market price per share at the grant date	8.10	8.10

Market price per share at the end of the year	13.05	14.12

Page93

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity --Continued

15.3   Stock option plans --Continued

(i)    Gafisa--Continued

The options granted will confer their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

The dilution percentage at September 30, 2010 stood at 0.27% corresponding to earnings after dilution of R$0.2699 (R$0.2706 before dilution).

In the period ended September 30, 2010 the Company recognized the amounts of R$5,424 (Company), and R$8,842 (consolidated), as operating expenses. The amounts recognized in the Company are recorded in capital reserve in equity.

(ii)   Tenda

The subsidiary Tenda has a total of three stock option plans, the first two were approved in June 2008, and the other one in April 2009. These plans, limited to the maximum of 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In June 2008, a stock option plan was issued by the Company for granting 1,090,000 options. The assumptions used in estimating the fair value that will base the recognition of the stock option plan for 2008 were as follows: expected volatility at 81.5% per year, without dividends expected on the shares, and risk-free interest rate at 8.65%.

Page94

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity --Continued

15.3   Stock option plans --Continued

(ii)   Tenda--Continued

In April 2009, two stock option plans were issued by the Company for granting 3,500,000 options under plan 1, and 1,350,712 options under plan 2. The assumptions used in estimating the fair value that will base the recognition of stock option plan 1 for 2009 were as follows: expected volatility at 81.5% per year, without dividends expected on the shares, and risk-free interest rate at 8.82%. The assumptions used in estimating the fair value that will base the recognition of the stock option plan 2 for 2009 were as follows: expected volatility at 81.5% p.a., expected dividends on shares at 1.91%, and risk-free interest rate at 8.60%.

In the option granted in 2008, when exercising the option the base price will be adjusted according to the market value of shares, based on the average price in the 20 trading sessions prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, according to the share value in the market, at the time of the two exercise periods for each annual lot. The stock option may be exercised by beneficiaries, who shall partially use their annual bonuses, as awarded, in up to 10 years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of two to five years after their contribution.

Page95

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity --Continued

15.3   Stock option plans --Continued

(ii)   Tenda--Continued

In the year ended September 30, 2010 Tenda recorded stock option plan expenses amounting to R$2,865.

 (iii) AUSA

The subsidiary AUSA has three stock option plans, the first launched in 2007 which was approved on June 26, 2007 at the Annual Shareholders' Meeting and of the Board of Directors’ Meetings.

On June 1, 2010, two new stock option plans were issued by the Company for granting of a total of 738 options.

The assumptions adopted in the recognition of the stock option plan for 2009 were the following: expected volatility of 40% and risk-free interest rate at 9.39%.

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	09/30/2010		12/31/2009
	Number of options	Weighted average exercise price - Reais	Number of options	Weighted average exercise price - Reais
Options outstanding at the beginning of the year	2,295	8,012.12	2,138	6,843.52
Options exercised	-	-	(402)	7,610.23
Options forfeited /sold	-	-	(179)	8,376.94
Options outstanding at the end of the period	2,295	8,012.12	1,557	6,469.28

At September 30, 2010, 1,024 options were exercisable. The exercise prices per option on September 30, 2010 were from R$ 9,673.41 to R$ 10,732.80.

At September 30, 2010, the dilution percentage is 0.0003%, corresponding to earnings per share after dilution amounting to R$ 0.183409 (R$0.18341 before dilution).

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

AUSA recorded expenses arising from the stock option plan amounting to R$554 for the year ended September 30, 2010 (R$428 in September 2009).

Page96

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

16. Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the year ended September 30, 2010 and 2009, is as follows:

	Consolidated
	09/30/2010	09/30/2009
	(restated)	(restated)
Profit before income tax and social contribution, and statutory interests	350,631	95,157
Income tax calculated at the applicable rate – 34%	(119,214)	(32,354)
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	75,043	35,766
Amortization of negative goodwill	-	(5,203)
Tax losses carryforwards (utilized)	115	115
Stock option plan	(3,006)	(5,966)
Other permanent differences	(7,971)	(3,610)

Total current and deferred tax expenses	(55,033)	(11,251)

(ii)     Deferred income tax and social contribution

Deferred income tax and social contribution are recorded to reflect the future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying amounts.

The Company recognized tax assets on losses on income tax and social contribution carryforwards for prior years, which do not have maturity term, and which offset is limited to 30% of annual taxable profit, as it is probable that the taxable profit is available for offsetting temporary differences.

The carrying amount of a deferred tax asset is periodically reviewed, and the projections are annually reviewed, in case there are significant factors that may modify the projections, the latter having been reviewed during the year by the Company and approved by the Fiscal Council.

Page97

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

16. Deferred income tax and social contribution--Continued

(ii)   Deferred income tax and social contribution --Continued

       Deferred income tax and social contribution are from the following sources:

	Individual		Consolidated
	09/30/2010	12/31/2009	09/30/2010	12/31/2009
Assets	(restated)	(restated)	(restated)	(restated)
Provisions for contingencies and other temporary differences	130,048	125,369	185,332	153,797
Income tax and social contribution loss carryforwards	44,254	9,573	174,205	113,847
Tax credits from downstream acquisition	778	3,114	8,251	13,644
	175,080	138,056	367,788	281,288

Liabilities
Negative goodwill	87,847	85,896	87,847	85,896
Temporary differences	26,882	23,628	39,586	26,601
Differences between income taxed on cash basis and recorded on an accrual basis	108,938	77,338	355,940	303,268
	223,667	186,862	483,373	415,765

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Brazilian IRS (SRF) Revenue Procedure No. 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax basis will crystallize over an average period of four years as cash inflows arise and the conclusion of the corresponding projects.

Gafisa has not recorded a deferred income tax asset on the tax losses and social contribution tax loss carryforwards in the amount of R$9,804, which are under the taxable profit regime, and do not have a history of taxable profit over the last three years, except in the subsidiary Tenda.

Management considers that deferred tax assets arising from temporary differences will be realized as the contingencies and events are settled.

Page98

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

16. Deferred income tax and social contribution --Continued

(ii)   Deferred income tax and social contribution --Continued

Based on estimated future taxable profit of Gafisa, the expected recovery of the deferred income tax and social contribution loss carryforwards of the Company and its subsidiary, Tenda, is:

	Individual	Consolidated
2011	9,605	17,606
2012	34,649	51,979
2013	-	18,455
2014	-	33,927
Other	-	52,238
Total	44,254	174,205

17. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with objective of hedge is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by the Company’s management. The Company’s and its subsidiaries operations are subject to the risk factors described below:

(i)  Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

Page99

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

17. Financial instruments --Continued

(i)  Risk considerations --Continued

a)    Credit risk --Continued

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period. As of September 30, 2010, there was no significant credit risk concentration associated with clients.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency risks, as described below.

In 2009, the Company had derivative financial instruments, settled in that same year, with the objective of hedging against fluctuations in foreign exchange rates.

In the year ended December 31, 2009, the amount of R$ 1,234 related to the net positive result from the swap operations of currency and interest rates was recognized in financial income (expenses), matching the results of these operations with the fluctuation in foreign currencies in the Company's balance sheet. The swap transactions described below were settled in the year ended December 31, 2009:

	Reais	Percentage
Rate swap contracts - (US Dollar and Yen for CDI)	Nominal Value	Original Index	Swap
Banco ABN Amro Real S.A.	100,000	Yen + 1.4	105 CDI
Banco Votorantim S.A.	100,000	Dollar + 7	104 CDI
	200,000

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific evaluation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts to be realized upon the financial settlement of transactions in 2009.

c)    Interest rate risk

It arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigate this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 10 and 11. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered, as disclosed in Note 5, are subject to annual interest rate of 12%, appropriated on pro rata basis.

Page100

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

d)    Liquidity risk

The liquidity risk consists of the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

To mitigate the liquidity risks, and the optimization of the weighted average cost of capital, the Company and its subsidiaries permanently monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to maintain the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries.

The maturities of financial instruments, loans, financing, suppliers and debentures are as follows:

Year ended September 30, 2010	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Loans and financing	789,331	287,963	83,880	-	1,161,174
Debentures	214,561	995,874	555,533	-	1,551,407
Suppliers	292,444	-	-	-	292,444
	1,296,336	1,283,837	639,413	-	3,005,025

Page101

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

17. Financial instruments --Continued

(i)  Considerations on risks --Continued

d)    Liquidity risk --Continued

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that may have a significant effect on the recognized fair value are observable, direct or indirectly.

Level 3: techniques that use data which has significant effect on the recognized fair value, not based on observable market data.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the financial statements for the year ended September 30, 2010.

	Individual			Consolidated
	Fair value classification
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents	-	95,800	-	-	226,072	-
Marketable securities	-	612,081	-	-	1,005,071	-

In the period ended September 30, 2010, there were not any transfers between the levels 1 and 2 fair value valuation, nor transfers between levels 3 and 2 fair value valuation. As permitted by IFRS1/CPC 37, the Company did not disclose any comparative information on fair value classification or liquidity disclosures.

Page102

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

17. Financial instruments--Continued

(ii) Fair value of financial instruments

a)    Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimates methodology may have a significant effect on estimated fair values.

b)    Fair value measurement --Continued

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The amounts of cash and cash equivalents, marketable securities, accounts receivable and other receivables and suppliers, and other current liabilities approximate their fair values, recorded in the financial statements.

See below the carrying amounts and fair values of financial assets and liabilities at September 30, 2010:

	Consolidated
		09/30/2010		12/31/2009
	Carrying amount	Fair value	Carrying amount	Fair value
	(restated)		(restated)
Financial assets
Cash and cash equivalents	226,072	226,072	292,940	292,940
Marketable securities	1,005,071	1,005,071	1,131,113	1,131,113
Trade accounts receivable, net current portion	2,727,930	2,727,930	2,008,464	2,008,464
Trade accounts receivable, net non-current portion	2,411,275	2,411,275	1,768,182	1,768,182

Financial liabilities
Loans and financing	1,161,174	1,163,351	1,203,755	1,204,157
Debentures	1,765,968	1,776,525	1,918,377	1,932,646
Suppliers	292,444	292,444	194,331	194,331

Page103

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

17. Financial instruments--Continued

(iii)  Capital stock management

The objective of the Company’s capital stock management is to guarantee that a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s businesses and maximize the value to shareholders.

The Company controls its capital structure making adjustments to the current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital of shareholders, raise new loans, issue debentures.

There were no changes in objectives, policies or procedures during the periods ended September 30, 2010 and December 31, 2009.

The Company included in its net debt structure: loans and financing, debentures and obligations to venture partners less cash and cash equivalents and marketable securities (cash and cash equivalents, marketable securities and restricted cash in guarantee to loans):

	Individual		Consolidated
	09/30/2010	12/31/2009	09/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Loans and financing (Note 10)	772,217	839,378	1,161,174	1,203,755
Debentures (Note 11)	1,140,166	1,307,121	1,765,968	1,918,377
Payables to venture partners (Note 12)	300,000	300,000	380,000	300,000
(-) Cash and cash equivalents and marketable securities	(707,881)	(773,479)	(1,231,143)	(1,424,053)
Net debt	1,504,502	1,673,020	2,075,999	1,998,079
Equity	3,680,006	2,325,634	3,680,006	2,384,181
Equity and net debt	5,184,508	3,998,654	5,726,005	4,382,260

(iv) Sensitivity analysis

The chart below shows the sensitivity analysis of financial instruments describing the risks that may incur material losses to the Company, considering the most probable scenario (scenario I), according to the assessment made by the Company. In addition, two other scenarios are described as provided for by CVM, through Rule No. 475/08, in order to show a deterioration of 25% and 50% in the risk variable considered, respectively (scenarios II and III).

Page104

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

17. Financial instruments--Continued

(iv)  Sensitivity analysis --Continued

At September 30, 2010, the Company has the following financial instruments:

a)  Financial investments, loans and financing, and debentures linked to the Interbank Deposit Certificate (CDI);

b)  Loans and financing and debentures linked to the Referential Rate (TR);

c)  Trade accounts receivable and properties for sale, linked to the National Civil Construction Index (INCC).

The scenarios considered were as follows:

Scenario I: Probable – management considered a 50% increase in the variables used for pricing

Scenario II:  Possible – 25% increase/decrease in the risk variables used for pricing

Scenario III:  Remote – 50% decrease in the risk variables used for pricing

The chart below shows the sensitivity analysis of financial instruments describing the risks that may incur material losses to the Company, considering the most probable scenario (scenario I), according to the assessment made by the Management. In addition, two other scenarios are described as provided for by CVM, through Rule No. 475/08, in order to show a deterioration of 25% and 50% in the risk variable considered, respectively (scenarios II and III).

Page105

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

17. Financial instruments--Continued

(iv)  Sensitivity analysis--Continued

As of September 30, 2010:

		Scenario
		I	II		III
Instrument	Risk	Expected	Drop	High	Drop

Financial investments	High/drop of CDI	46,864	(23,432)	23,432	(46,864)
Loans and financing	High/drop of CDI	(26,565)	13,282	(13,282)	26,565
Debentures	High/drop of CDI	(25,435)	12,718	(12,718)	25,435

Net effect of CDI variation		(5,136)	2,568	(2,568)	5,136

Loans and financing	High/drop of TR	(2,548)	1,274	(1,274)	2,548
Debentures	High/drop of TR	(5,182)	2,591	(2,591)	5,182

Net effect of TR variation		(7,730)	3,865	(3,865)	7,730

Loans and financing	High/drop of IPCA	-	-	-	-
Net effect of IPCA variation		-	-	-	-

Customers	High/drop of INCC	99,428	(49,714)	49,714	(99,428)
Inventory	High/drop of INCC	49,385	(24,693)	24,693	(49,385)

Net effect of INCC variation		148,813	(74,407)	74,407	(148,813)

As of December 31, 2009:

		Scenario
		I	II		III
Instrument	Risk	Expected	Drop	High	Drop

Financial investments	High/drop of CDI	46,885	(23,443)	23,443	(46,885)
Loans and financing	High/drop of CDI	(29,407)	14,703	(14,703)	29,407
Debentures	High/drop of CDI	(28,308)	14,154	(14,154)	28,308

Net effect of CDI variation		(10,830)	5,414	(5,414)	10,830

Loans and financing	High/drop of TR	(1,469)	734	(734)	1,469
Debentures	High/drop of TR	(3,871)	1,936	(1,936)	3,871

Net effect of TR variation		(5,340)	2,670	(2,670)	5,340

Customers	High/drop of INCC	31,516	(15,758)	15,758	(31,516)
Inventory	High/drop of INCC	20,907	(10,454)	10,454	(20,907)

Net effect of INCC variation		52,423	(26,212)	26,212	(52,423)

Page106

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FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

18. Related parties

18.1   Balances with related parties

The balances between the parent and controlled companies are realized under conditions and prices established between the parties.

	Current account	Individual		Consolidated
	Condominium and Consortia	9/30/2010	12/31/2009	9/30/2010	12/31/2009
A116	Alpha 4	(3,358)	(2,260)	(3,358)	(2,260)
A146	Consórcio Ezetec & Gafisa	5,713	24,289	5,713	24,289
A166	Consórcio Ezetec Gafisa	9,318	(8,217)	9,318	(8,217)
A175	Cond Constr Empr Pinheiros	3,101	3,064	3,101	3,064
A195	Condomínio Parque da Tijuca	(994)	(347)	(994)	(347)
A205	Condomínio em Const. Barra First Class	1,663	(46)	1,663	(46)
A226	Civilcorp	3,899	4,602	4,641	4,602
A255	Condomínio do Ed Barra Premium	1,313	105	1,313	105
A266	Consórcio Gafisa Rizzo	(2,509)	(794)	(2,509)	(794)
A286	Evolucao Chacara das Flores	9	7	9	7
A315	Condomínio Passo da Patria II	563	569	563	569
A395	Cond Constr Palazzo Farnese	(17)	(17)	(17)	(17)
A436	Alpha 3	(4,048)	(2,611)	(4,048)	(2,611)
A475	Condomínio Iguatemi	3	3	3	3
A486	Consórcio Quintas Nova Cidade	36	36	36	36
A506	Consórcio Ponta Negra	2,338	2,488	2,338	2,488
A536	Consórcio SISPAR & Gafisa	12,684	8,075	12,684	8,075
A575	Cd. Advanced Ofs Gafisa-Metro	(1,754)	(1,027)	(1,754)	(1,027)
A606	Condomínio ACQUA	(1,501)	(3,894)	(1,501)	(3,894)
A616	Cond.Constr.Living	(1,939)	(1,790)	(1,939)	(1,790)
A666	Consórcio Bem Viver	2,663	(361)	2,663	(361)
A795	Cond.Urbaniz.Lot Quintas Rio	(8,086)	(4,836)	(8,086)	(4,836)
A815	Cond.Constr. Homem de Melo	81	83	81	83
A946	Consórcio OAS Gafisa - Garden	390	(2,375)	390	(2,375)
B075	Cond. de const. La Traviata	(1,248)	(540)	(1,248)	(540)
B125	Cond. Em Constr LACEDEMONIA	57	57	57	57
B226	Evolucao New Place	(672)	(673)	(672)	(673)
B236	Consórcio Gafisa Algo	722	722	722	722
B256	Columbia Outeiro dos Nobres	(103)	(153)	(103)	(153)
B336	Evolucao - Reserva do Bosque	14	12	14	12
B346	Evolucao Reserva do Parque	47	53	47	53
B496	Consórcio Gafisa&Bricks	668	656	668	656
B525	Cond.Constr. Fernando Torres	136	136	136	136
B625	Cond de Const Sunrise Reside	253	354	253	354
B746	Evolucao Ventos do Leste	150	117	150	117
B796	Consórcio Quatro Estações	(280)	(1,328)	(280)	(1,328)
B905	Cond em Const Sampaio Viana	972	951	972	951
B945	Cond. Constr Monte Alegre	1,430	1,456	1,430	1,456
B965	Cond. Constr.Afonso de Freitas	1,654	1,675	1,654	1,675
B986	Consórcio New Point	1,093	1,182	1,093	1,182
C136	Evolução - Campo Grande	573	612	573	612
C175	Condomínio do Ed Oontal Beach	(1,615)	(817)	(1,615)	(817)
C296	Consórcio OAS Gafisa - Garden	5,762	2,110	5,762	2,110
C565	Cond Constr Infra Panamby	(86)	(145)	(86)	(145)
C575	Condomínio Strelitzia	(1,877)	(1,035)	(1,877)	(1,035)
C585	Cond Constr Anthuriun	1,577	2,194	1,577	2,194
C595	Condomínio Hibiscus	2,186	2,675	2,186	2,675
C605	Cond em Constr Splendor	(1,856)	1,813	(1,856)	1,813
C615	Condomínio Palazzo	(4,442)	(1,504)	(4,442)	(1,504)
C625	Cond Constr Doble View	(4,922)	(3,937)	(4,922)	(3,937)
C635	Panamby - Torre K1	(512)	318	(512)	318
C645	Condomínio Cypris	(3,219)	(1,793)	(3,219)	(1,793)
C655	Cond em Constr Doppio Spazio	(2,716)	(2,592)	(2,716)	(2,592)
C706	Consórcio Res. Sta Cecília	11,454	9,441	11,454	9,441
D076	Consórcio Planc e Gafisa	(120)	798	14	798
D096	Consórcio Gafisa&Rizzo (susp)	1,030	1,649	1,030	1,649
D116	Consórcio Gafisa OAS - Abaeté	(14,319)	34,121	(14,319)	34,121
D535	Cond do Clube Quintas do Rio	1	1	1	1
D886	Cons OAS-Gafisa Horto Panamby	(33,462)	(14,864)	(33,462)	(14,864)
D896	Consórcio OAS e Gafisa – Horto Panamby	5,845	5,845	5,845	5,845
E116	Consórcio Ponta Negra – Ed Marseille	(9,967)	(6,142)	(9,967)	(6,142)
E126	Consórcio Ponta Negra – Ed Nice	(5,835)	(3,505)	(5,835)	(3,505)
E166	Manhattan Square	4,063	2,841	4,063	2,841
E336	Cons. Eztec Gafisa Pedro Luis	3,354	(11,925)	3,354	(11,925)
E346	Consórcio Planc Boa Esperança	1,568	1,342	5,727	1,342
E736	Consórcio OAS e Gafisa – Tribeca	(19,536)	(15,042)	4,008	(15,042)
E746	Consórcio OAS e Gafisa – Soho	15,729	16,701	18,171	16,701
E946	Consórcio Gafisa	(77)	(77)	(77)	(77)
F178	Consórcio Ventos do Leste	158	(1)	159	(1)
S016	Bairro Novo Cotia	9,509	9,506	9,509	9,506
S026	Bairro Novo Camaçari	1,260	1,259	1,260	1,259
		(16,031)	49,270	14,991	49,270

	Current accounts	Individual		Consolidated
	Condominium and consortia	9/30/2010	12/31/2009	9/30/2010	12/31/2009
	GAF - GAFISA + MERGED COMPANIES
	Vida Participação – Construtora Tenda	45,127	45,127	-	-
0010	Gafisa SPE 10 SA	(881)	7,508	(881)	7,508
0060	Gafisa Vendas I.Imob Ltda	2,553	2,384	2,553	2,384)
E910	Projeto Alga	(25,000)	(25,000)	(25,000)	(25,000)
	Other		(351)		(351)
		21,799	29,668	(23,328)	(15,459)

	SPEs	9/30/2010	12/31/2009	9/30/2010	12/31/2009
0020	Alphaville Urbanismo	-	-	8,941	-
0030	Construtora Tenda	12,485	(3,897)	124,570	-
0040	Bairro Novo Emp Imob S.A.	(296)	1,968		-
0050	Cipesa Empreendimentos Imobil.	(387)	252	(196)	(650)
A010	The House	84	80	-	-
A020	GAFISA SPE 46 EMPREEND IMOBILI	4,606	8,008	1,796	225
A070	GAFISA SPE 40 EMPR.IMOB LTDA	187	1,028	57	290
A180	VISTTA IBIRAPUERA	(74)	1,073	(74)	-
A290	Blue II Plan. Prom e Venda Lt	(19,255)	(8,048)	-	(6,295)
A300	SAÍ AMARELA S/A	(1,144)	(1,079)	-	199
A320	GAFISA SPE-49 EMPRE.IMOB.LTDA	2,609	2,785	-	(2,787)
A340	London Green	9	9	9	-
A350	GAFISA SPE-35 LTDA	(1,359)	8	-	(1,387)
A410	GAFISA SPE 38 EMPR IMOB LTDA	(7,222)	4,816	-	-
A420	LT INCORPORADORA SPE LTDA.	(1,132)	1,081	-	(513)
A490	RES. DAS PALMEIRAS INC. SPE LT	(434)	745	378	501
A580	GAFISA SPE 41 EMPR.IMOB.LTDA.	(22,935)	(3,198)	105	-
A630	Dolce VitaBella Vita SPE SA	176	165	67	(133)
A640	SAIRA VERDE EMPREEND.IMOBIL.LT	166	166	-	577
A680	GAFISA SPE 22 LTDA	(3,282)	872	-	(272)
A720	CSF Prímula	-	(79,410)	-	-
A730	GAFISA SPE 39 EMPR.IMOBIL LTDA	(1,830)	(1,970)	-	1,722
A750	CSF SANTTORINO	149	147	149	-
A800	DV SPE SA	(578)	(578)	-	7
A870	GAFISA SPE 48 EMPREEND IMOBILI	(1,197)	(233)	5	1,260
A990	GAFISA SPE-53 EMPRE.IMOB.LTDA	(246)	(65)	20	35
B040	Jardim II Planej.Prom.Vda.Ltda	2,883	6,156	-	(9,152)
B210	GAFISA SPE 37 EMPREEND.IMOBIL.	(2,558)	4,951	(121)	(5,555)
B270	GAFISA SPE-51 EMPRE.IMOB.LTDA	(407)	(9)	-	829
B430	GAFISA SPE 36 EMPR IMOB LTDA	12,269	38,157	-	-
B440	GAFISA SPE 47 EMPREEND IMOBILI	65	333	79	(2)
B590	SUNPLACE SPE LTDA	(2,655)	(191)	(21)	606
B600	SUNPLAZA PERSONAL OFFICE	(21)	10,316	-	-
B630	Sunshine SPE Ltda.	(81)	1,474	(153)	(562)
B640	GAFISA SPE 30 LTDA	(11,378)	5,080	-	(5,721)
B760	Gafisa SPE-50 Empr. Imob. Ltda	(524)	(724)	4,686	736
B800	TINER CAMPO BELO I EMPR.IMOBIL	2,371	(30,944)	-	(174)
B830	GAFISA SPE-33 LTDA	(1,893)	3,105	-	(685)
B950	COND.AFONSO DE FREITAS	(798)	-	-	-
C010	Jardim I Planej.Prom.Vda. Ltda	(1,309)	5,338	-	889
C040	PAULISTA CORPORATE	50	-	50	-
C070	VERDES PRAÇAS INC.IMOB SPE LT	(24,556)	(22,656)	(49)	-
C080	OLIMPIC CONDOMINIUM RESORT	(109)	-	(109)	-
C100	GAFISA SPE 42 EMPR.IMOB.LTDA.	7,513	3,206	-	(168)
C150	PENÍNSULA I SPE SA	(3,083)	(1,548)	(984)	457
C160	PENÍNSULA 2 SPE SA	4,428	4,778	567	(3,914)
C180	Blue I SPE Ltda.	2,725	5,434	-	(2,846)
C220	Blue II Plan Prom e Venda Lt	(6)	(6)	-	-
C230	Blue II Plan Prom e Venda Lt	(3)	120	-	-
C250	GRAND VALLEY	123	-	123	-
C370	OLIMPIC CHAC. SANTO ANTONIO	81	-	81	-
C400	FELICITA	5	-	5	-
C410	Gafisa SPE-55 Empr. Imob. Ltda	(1,883)	381	199	(349)
C440	Gafisa SPE 32	42	(1,667)	2,733	(119)
C460	CYRELA GAFISA SPE LTDA	-	2,984	-	-
C480	Alto da Barra de São Miguel	(118)	-	-	-
C490	Unigafisa Part SCP	68,773	34,175	-	490
C510	PQ BARUERI COND - FASE 1	4	-	-	-
C540	Villagio Panamby Trust SA	(1,439)	(547)	(415)	205
C550	DIODON PARTICIPAÇÕES LTDA.	(11,171)	(5,670)	-	-
C680	DIODON PARTICIPAÇÕES LTDA.	131	131	-	-
C800	GAFISA SPE 44 EMPREEND IMOBILI	400	95	145	50
C850	Sitio Jatiuca Emp. Imob. S	-	1,441	-	-
C860	Spazio Natura Emp. Imob. Ltd	(5)	-	-	-
C870	SOLARES DA VILA MARIA	7	-	-	-
D080	O Bosque Empreend. Imob. Ltda	177	-	177	-
D100	GAFISA SPE 65 EMPREEND IMOB LTD	892	32	1,416	(74)
D280	Cara de Cão	-	(2,967)	-	-
D340	Laguna Di Mare – fase 2	6,599	-	6,599	-
D590	GAFISA SPE-72	1,345	-	850	-
D620	Gafisa SPE-52 E. Imob. Ltda	-	1,462	-	(3)
D630	GPARK ÁRVORES - FASE 1	-	1,412	-	(7)
D730	Gafisa SPE-32 Ltda	2,220	2,220	(542)	-
D940	Terreno Ribeirão / Curupira	-	1,352	-	-

Page107

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FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

E080	TERRENO QD C-13 LOTE CENTRAL	137	-	137	-
E210	UNIDADE AVULSA HOLLIDAY SALVA	225	-	-	-
E240	Edif Nice	(95)	(183)	-	-
E350	Gafisa SPE-71	13	67	905	(258)
E360	Zildete	-	1,382	-	-
E380	Clube Baiano de Tênis	856	314	856	-
E410	Gafisa SPE-73	2	1	2,212	-
E440	MADUREIRA - SOARES CALDEIRA	-	-	-	-
E550	Gafisa SPE 69 Empreendimertos	(2,285)	3,813	(174)	-
E560	GAFISA SPE 43 EMPR.IMOB.LTDA.	5	5	-	-
E600	SPE Franere GAF 04	-	-	-	-
E770	Gafisa SPE-74 Emp Imob Ltda	2,137	1,770	-	(2,277)
E780	GAFISA SPE 59 EMPREEND IMOB LTDA	3	3	-	(5)
E880	PROJETO VILLA-LOBOS	-	-	-	-
E970	Gafisa SPE 68 Empreendimertos	23	204	-	(21)
E980	Gafisa SPE-76 Emp Imob Ltda	22	22	32	(33)
E990	Gafisa SPE-77 Emp Imob Ltda	47	3,335	-	(47)
F100	Gafisa SPE-78 Emp Imob Ltda	254	152	-	(144)
F110	Gafisa SPE-79 Emp Imob Ltda	24	4	-	(3)
F120	Gafisa SPE 70 Empreendimertos	2,400	5	-	(746)
F130	GAFISA SPE 61 EMPREENDIMENTO I	(150)	(150)	-	(18)
F140	SOC.EM CTA.DE PARTICIP. GAFISA	(878)	(878)	-	-
F260	Gafisa SPE-75 Emp Imob Ltda	357	356	-	(355)
F270	Gafisa SPE-80 Emp Imob Ltda	7	2	-	(2)
F520	Gafisa SPE-85 Emp Imob Ltda	78	(246)	-	(265)
F580	Gafisa SPE-86 Emp Imob Ltda	-	17	-	(14)
F590	Gafisa SPE-81 Emp Imob Ltda	(3,483)	-	-	-
F600	Gafisa SPE-82 Emp Imob Ltda	1	-	1	-
F610	Gafisa SPE-83 Emp Imob Ltda	1,136	492	-	(400)
F620	Gafisa SPE-87 Emp Imob Ltda	983	1,456	-	(52)
F630	Gafisa SPE-88 Emp Imob Ltda	196	(66)	-	66
F640	Gafisa SPE-89 Emp Imob Ltda	1,305	(3,884)	-	-
F650	Gafisa SPE-90 Emp Imob Ltda	2,846	328	-	(280)
F660	Gafisa SPE-84 Emp Imob Ltda	(10,311)	(5,216)	-	-
F910	Gafisa SPE-91 Emp Imob Ltda	15,124	247	-	(188)
F920	Angelo Agostini	(898)	151	-	1
F940	Gafisa SPE-102 Emp Imob Ltda	705	-	-	-
F950	SPE Franere Gafisa 06	(286)	-	-	-
F970	Gafisa SPE-92 Emp Imob Ltda	191	110	-	(109)
F980	Gafisa SPE-93 Emp Imob Ltda	4,107	8	-	-
F990	Gafisa SPE-94 Emp Imob Ltda	3,044	8	-	-
G010	Gafisa SPE-95 Emp Imob Ltda	1,943	8	-	-
G020	Gafisa SPE-96 Emp Imob Ltda	1,610	8	-	-
G030	Gafisa SPE-97 Emp Imob Ltda	263	9	-	-
G040	Gafisa SPE-98 Emp Imob Ltda	2,191	8	-	-
G050	Gafisa SPE-99 Emp Imob Ltda	1,315	8	-	-
G060	Gafisa SPE-103 Emp Imob Ltda	1,394	8	-	-
G150	SITIO JATIUCA SPE LTDA	3,361	3,360	-	-
G160	DEPUT JOSE LAJES EMP IMOB	37	36	37	-
G170	ALTA VISTTA	36	372	36	-
G220	OAS CITY PARK BROTAS EMP.	237	268	237	-
G250	RESERVA SPAZIO NATURA	3	3	3	(210)
G260	CITY PARK ACUPE EMP. IMOB.	429	429	429	-
G270	Gafisa SPE-106 Emp Imob Ltda	7,834	-	-	-
G280	Gafisa SPE-107 Emp Imob Ltda	16	-	-	-
G300	Gafisa SPE-109 Emp Imob Ltda	960	-	-	-
G310	Gafisa SPE-110 Emp Imob Ltda	(374)	-	-	-
G320	Gafisa SPE-112 Emp Imob Ltda	502	-	121	-
G420	OFFICE LIFE	62	-	62	-
G430	API SPE 29 – Plan. E Desenv.	(650)	-	-	-
G490	ESPACIO LAGUNA 504	1,653	-	1,653	-
G500	CITY PARK EXCLUSIVE	-	534	-	-
G670	Jardins da Barra Desenv. Imob.	28	-	28	-
G910	Apoena – SPE Emp. Imob.	(187)	-	(187)	-
L130	Gafisa SPE-77 Emp	2,439	(338)	-	(27)
N030	MARIO COVAS SPE EMPREENDIMENTO	40	40	40	-
N040	IMBUI I SPE EMPREENDIMENTO IMO	1	1	-	-
N090	ACEDIO SPE EMPREEND IMOB LTDA	1	1	-	-
N120	MARIA INES SPE EMPREEND IMOB.	1	1	-	-
N230	GAFISA SPE 64 EMPREENDIMENTO I	1	1	-	-
N250	FIT Jd Botanico SPE Emp.	1	1	-	-
X100	CIPESA EMPREENDIMENTOS IMOBILI	12	12	-	(12)
		51,207	328	157,571	(37,689)

	Third party’s works
A053	Camargo Corrêa Des.Imob SA	895	917	895	917
A103	Genesis Desenvol Imob S/A	(264)	(216)	(264)	(216)
A213	Empr. Icorp. Boulevard SPE LT	46	56	46	56
A243	Cond. Const. Barra First Class	-	31	-	31
A833	Klabin Segall S.A.	582	532	582	532
A843	Edge Incorp.e Part.LTDA	146	146	146	146
A853	Multiplan Plan. Particip. e Ad	100	100	100	100
A933	Administ Shopping Nova America		90		90
A973	Ypuã Empreendimentos Imob	4	200	4	200
A983	Holiday Inn São Jose	447	-	447	-
B023	IURD Jundiaí	40	-	40	-
B053	Cond.Constr. Jd Des Tuiliere	(122)	(124)	(122)	(124)
B103	Rossi AEM Incorporação Ltda	3	3	3	3
B113	Magna Vita	48	-	48	-
B293	Patrimônio Constr.e Empr.Ltda	307	307	307	307
B323	Camargo Corrêa Des.Imob SA	329	(46)	329	(46)
B353	Cond Park Village	(107)	(88)	(107)	(88)
B363	Boulevard Jardins Empr Incorp	(6,397)	(89)	(6,397)	(89)
B383	Rezende Imóveis e Construções	(54)	809	(54)	809
B393	São José Constr e Com Ltda	775	543	775	543
B403	Condomínio Civil Eldorado	335	276	335	276
B423	Tati Construtora Incorp Ltda	293	286	293	286
B693	Columbia Engenharia Ltda	341	431	341	431
B753	Civilcorp Incorporações Ltda	8	4	8	4
B773	Waldomiro Zarzur Eng. Const.Lt	1,818	1,801	1,818	1,801
B783	Rossi Residencial S/A	431	431	431	431
B863	RDV 11 SPE LTDA.	(781)	(749)	(781)	(749)
B813	Tangua Patrimonial Ltda	(750)	-	(750)	-
B913	Jorges Imóveis e Administrações	-	1	-	1
C273	Camargo Corrêa Des.Imob SA	(261)	(661)	(261)	(661)
C283	Camargo Corrêa Des.Imob SA	(215)	(323)	(215)	(323)
C433	Patrimônio Const Empreend Ltda	155	155	155	155
D963	Alta Vistta Maceio (Controle)	1	1	1	1
D973	Forest Ville (OAS)	752	814	752	814
D983	Garden Ville (OAS)	244	278	244	278
E093	JTR - Jatiuca Trade Residence	(1)	4,796	(1)	4,796
E103	Acquarelle (Controle)	637	81	637	81
E133	Riv Ponta Negra - Ed Nice	2,983	1,834	2,983	1,834
E313	Palm Ville (OAS)	681	343	681	343
E323	Art Ville (OAS)	228	322	228	322
E503	OSCAR FREIRE OPEN VIEW	(190)	(464)	(190)	(464)
E513	OPEN VIEW GALENO DE ALMEIDA	(61)	(207)	(61)	(207)
F323	Conj Comercial New Age	4,782	4,646	4,782	4,646
F833	Carlyle RB2 AS	(1,493)	(4,041)	(1,493)	(4,041)
F873	Partifib P. I. Fiorata Lt	29	(430)	29	(430)
	Other	2,620	(1,196)	2,615	(1,196)
		9,364	11,600	9,359	11,600

	Grand total (a)	66,339	90,866	158,593	7,722

According to Note 7, at September 30, 2010 the recognized financial income from interest on loans amounted to R$2,381 in the Company (2009 – R$897).

Page108

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

18. Related parties --Continued

18.2   Transactions with related parties --Continued

The information regarding with management’s  transactions and compensation are described in Note 20.

18.3   Endorsements, guaranties and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provide guaranties for its partners.

19. Net operating revenue

	Individual		Consolidated
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
	(restated)	(restated)	(restated)	(restated)
Gross operating revenue	1,090,419	854,314	2,971,267	2,214,469
Real estate development, sale and barter transactions	1,060,663	825,065	2,792,223	2,124,806
Construction services	29,756	29,249	27,904	30,352
Taxes on services and revenues	(75,856)	(28,770)	(179,044)	(89,663)
Net operating revenue	1,014,563	825,544	2,792,223	2,124,806

20. Financial income

	Individual		Consolidated
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
	(restated)	(restated)	(restated)	(restated)
Income from financial investments	67,296	20,842	94,677	23,732
Financial income on loan	2,381	897	2,381	1,401
Other interest income	686	477	659	478
Other financial income	947	40,993	3,558	80,788
Financial income	71,310	63,209	101,275	106,399

Interest on funding, net of capitalization	91,352	43,056	130,771	61,323
Amortization of debenture cost	2,179	-	2,569	-
Payables to venture partners	-	-	21,434	23,633
Banking expenses	2,209	1,655	7,298	2,073
Other financial expenses	9,198	81,150	19,744	95,940
Financial expenses	104,938	125,861	181,816	182,969

Page109

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

21. Transactions with the management and employees

(i)    Management’s compensation

       In the period ended September 30, 2010 the amounts recorded in general and administrative expenses related to the compensation of the Company’s key management personnel are as follows:

	Board of Directors	Fiscal Council	Statutory Board	Total

Number of members	6	3	5	14
Annual fixed compensation (in R$)	732	103	1,930	2,764
Salary / Fees	732	103	1,790	2,625
Direct and indirect benefits	-	-	140	140
Other	-	-	-	-
Variable compensation (in R$)	-	-	-	-
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Post-employment benefits	-	-	-	-
Share-based payment	-	-	-	-
Monthly compensation (in R$)	81	11	214	306
Total compensation	732	103	1,930	2,764

The annual aggregate amount to be distributed among the Company’s key management personnel for 2010 as fixed and variable compensation is R$ 9,782 according to the Annual Shareholders’ Meeting held on October 14, 2010.

(ii)   Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan, the payment of dividends to shareholders and the achievement of specific targets, established and agreed-upon at the beginning of each year. As of September 30, 2010, the Company recorded a provision for profit sharing amounting to R$19,118 in consolidated balance under the heading general and administrative expenses.

Page110

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

22. Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities. The risk assumptions made are not included in the scope of the audit of financial statements. Accordingly, they were not audited by our independent public accountants.

The chart below shows coverage by insurance policy and respective amounts at September 30, 2010:

Insurance type	Coverage in thousands of R$
Engineering risks and completion guarantee	2,783,853
Policy outstanding	240,000
Directors & Officers liability insurance	115,000
3,138,853

23. Earnings per share

In accordance with CPC 41, the Company shall present basic and diluted earnings per share. The comparison data of basic and diluted earnings per share shall be based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

As mentioned in Note 1, on February 22, 2010, the split of our common shares was approved at the ratio of one share to two new shares issued, increasing the number of shares  to 334,154,274 from 167,077,137. All information related to the number of shares was retrospectively adjusted in order to reflect the split of shares of February 22, 2010.

When the exercise price for the purchase of shares is higher than the market price of shares, the diluted earnings per share are not affected by the stock option. According to CPC 41, dilutive potential shares are not considered when there is a loss, because that would have antidilutive effect. For the year ended September 30, 2010, 0.59% of dilutive potential shares was not considered.

Page111

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

23. Earnings per share --Continued

The following table shows the calculation of basic and diluted earnings per share.

	9/30/2010	9/30/2009

Basic numerator
Proposed dividends	-	-
Undistributed earnings	278,687	54,067
Undistributed earnings, available for the holders of common shares	278,687	54,067

Basic denominator (in thousands of shares)
Weighted average number of shares (i)	406,260	260,391

Basic earnings per share – R$	0.6860	0.2076

Diluted numerator
Proposed dividends	-	-
Undistributed earnings	278,687	54,067

Undistributed earnings, available for the holders of common shares	278,687	54,067

Diluted denominator (in thousands of shares)
Weighted average number of shares (i)	406,260	260,391
Stock options	2,546	4,347

Weighted average number of shares (i)	408,806	264,738

Diluted earnings per share –R$	0.6817	0.2042

(i)             All amounts were retrospectively adjusted to reflect the split of shares approved at the shareholders’ meeting of February 22, 2010.

24. Segment information

Starting in 2007, following the respective acquisition, formation and merger of AUSA, FIT Residencial, Bairro Novo and Tenda, the Company's management assesses segment information on the basis of different business segments and economic data rather than based on the geographical regions of operations.

24. Segment information --Continued

The Company operates in the following segments: Gafisa for ventures targeted at high and medium income; Alphaville for land subdivision; and Tenda for ventures targeted at low income.

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, segment assets and other related information for each reporting segment.

Page112

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

This information is gathered internally in the Company and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources to operating segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

	Gafisa S.A. (i)	Tenda	AUSA	Total 09/30/2010
Net operating revenue	1,575,824	932,010	284,389	2,792,223
Operating cost	(1,163,686)	(662,304)	(158,164)	(1,984,154)

Gross profit	412,138	269,706	126,225	808,069

Gross margin - %	26.2%	28.9%	44.4%	28.9%

Depreciation and amortization	(15,300)	(11,309)	(716)	(27,325)
Financial expenses	(133,937)	(32,059)	(15,820)	(181,816)
Financial income	84,884	9,493	6,897	101,274
Tax expenses	(34,899)	(9,540)	(10,594)	(55,033)

Net income for the year	168,546	70,440	39,701	278,687

Customers (short and long term)	2,927,364	1,892,917	318,924	5,139,205
Inventories (short and long term)	1,259,685	405,173	171,057	1,835,915
Other assets	1,520,400	707,954	106,659	2,335,013
Total assets
	5,707,449	3,006,044	596,640	9,310,133

Page113

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

24. Segment information --Continued

	Gafisa S.A. (i)	Tenda	AUSA	Total 09/30/2009
	(restated)	(restated)	(restated)	(restated)
Net operating revenue	1,218,156	726,098	180,552	2,124,806
Operating cost	(909,191)	(496,226)	(118,223)	(1,523,640)

Gross profit	308,965	229,872	62,329	601,166

Gross margin - %	25,4%	31,7%	34,5%	28,3%

Depreciation and amortization	(12,587)	(10,940)	(639)	(24,166)
Financial expenses	(150,165)	(23,108)	(9,696)	(182,969)
Financial income	79,084	24,495	2,820	106,399
Tax expenses	10,506	(16,288)	(5,470)	(11,252)

Net income for the year	8,680	33,563	11,824	54,067

Customers (short and long term)	2,113,616	1,059,130	207,664	3,380,410
Inventories (short and long term)	1,251,641	357,130	153,661	1,762,432
Other assets	825,041	967,412	46,562	1,839,015

Total assets	4,190,298	2,383,672	407,887	6,981,857

(i)      Includes all subsidiaries, except Tenda and Alphaville Urbanismo S.A;

Page114

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FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

25. Statement of Value Added

	Individual	Consolidated
	9/30/2010	9/30/2010

Revenues	1,090,419	2,970,400
Real estate development, sale and services	1,090,419	2,971,267
Allowance for doubtful accounts	-	(867)
Inputs acquired from third parties (including ICMS and IPI)	(664,202)	(1,985,699)
Real estate development and sales	(712,505)	(1,902,529)
Materials, energy, outsourced labor and other	48,303	(83,170)

Gross added value	426,217	984,701

Retentions	(9,052)	(27,324)
Depreciation, amortization and depletion	(9,052)	(27,324)

Net added value produced by the Company	417,165	957,377

Added value received on transfer	280,899	101,275
Equity account	209,590	-
Financial income	71,309	101,275

Total added value to be distributed	698,064	1,058,652

Added value distribution	698,064	1,058,652
Personnel and payroll charges	150,952	281,721
Taxes and contributions	112,227	256,236
Interest and rents	156,198	242,008
Retained earnings	278,687	278,687

26. Subsequent events

(a) Acquisition of the sixth debenture placement

On October 22, 2010, the Company called away the first series of the sixth placement of simple debentures.

The acquisition of the first series debentures was made upon the payment of R$162,858, taking into consideration that such payment amount was determined based on the unit face value of debentures plus the interest payable, calculated on pro rata basis, plus premium, pursuant to Clause 4.12.5 of its Indenture. The first series debentures will be cancelled by the Company.

(b) Eighth Debenture Placement

In November 2010, Gafisa started to carry out the eighth placement of non-convertible simple debentures, unsecured, in the amount of R$ 300,000,000.00, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

The funds raised will be used for paying and getting an extension for the debts of the Company.

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TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

The interest of the first series will be equivalent to the CDI rate variation plus 1.95% p.a., whereas that of the second series will be a fixed rate at 7.96% p.a. plus inflation-indexation adjustments based on the IPCA.

 Gafisa has restrictive debenture covenants which limit its ability to perform certain actions, such as the issue of a debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these.

***

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01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

SEE 12.01 - COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.

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01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Gafisa Reports Results for Third Quarter 2010

--- Launches grew to R$1.2 billion in the quarter and R$2.9 billion in the 9M10, 140% and 127% higher, respectively, than the same periods of 2009 ---

--- Adjusted EBITDA grew to R$197 million on Adjusted EBITDA Margin of 20.6% ---

-- Net Income increased 83% to R$117 million versus 3Q09. Net margin was 12.2% ---

FOR IMMEDIATE RELEASE - São Paulo, November 16th, 2010 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the third quarter ended September 30, 2010.

Commenting on results, Wilson Amaral, CEO of Gafisa, said, “We are pleased to report another solid quarter for the Company, underscored by the strength of our product lines and portfolio of three respected brands, Gafisa, AlphaVille and Tenda, as well as the effectiveness of our national sales force. This combination along with a positive economic climate and high demand gave us the latitude to make favorable price adjustments, holding steady on our operating and strong backlog margins in the face of inflationary pressure on some operating costs. As expected, we also continued to see the dilution of SG&A expenses, which for consecutive quarters has declined as a percentage of consolidated revenues, as the integration of Tenda and ramp up of its sales benefit the Company’s results. Our EBITDA margin for the quarter improved to 20.6%, an 80 basis point increase over Q2 and over the previous year’s third quarter. During the 3Q10, Gafisa exceeded the top end of its full-year guidance estimate for EBITDA margin, while year-to-date EBITDA margin reached 19.7%.”

Amaral added,“Gafisa remains well positioned to profit from the significant opportunities offered by the sustained growth of the Brazilian economy and homebuilding sector.  Cash on hand of R$ 1.2 billion, accelerated cash flow expected in 2011 and the recent successful placement of an R$300 million debenture which will reduce our overall financing costs, put us in a strong position to achieve our growth trajectory.

While our cash burn rate is expected to remain at a similar level in the 4Q10, we expect this ratio to be positive in 2011, as some 7,000 legacy Tenda units requiring the use of working capital are transferred until 2Q11. With the expected positive cash flow for full year 2011, we will be able to reduce our financial leverage, which, along with an increase in the use of Blue-print Mortgages (Associative Credit) – which require no working capital – for Tenda’s MCMV units, will contribute to meeting our launch volume targets and at the same time keeping leverage at a comfortable level.”

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TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

3Q10 - Operating & Financial Highlights

IR Contact

Luiz Mauricio Garcia

Rodrigo Pereira

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

3Q10 Earnings Results Conference Call

Wednesday, November 17, 2010

> In English

09:00 AM US EST

12:00 PM Brasilia Time

Phones:

+1 (877) 317-6776 (US only)

+1 (412) 317-6776

(Other countries)

Code: Gafisa

> In Portuguese

07:00 AM US EST

10:00 AM Brasilia Time

Phone: +55 (11) 2188-0155

Code: Gafisa

Shares

GFSA3 – Bovespa

GFA – NYSE

Total Outstanding Shares:

431,509,499

Average daily trading volume (90 days1): R$ 118.3 million

1)        Up to November 12th, 2010.

▲   Consolidated launches totaled R$ 1.24 billion for the quarter, a 140% increase over 3Q09. Tenda’s reached R$ 481 million in the quarter, and R$ 1,068 million in the 9M10, 122% higher than 9M09.

▲   Pre-sales reached R$ 1.02 million for the quarter, a 27% increase as compared to 3Q09 or 26% increase when comparing 9M10 with 9M09.

▲   Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 9.1% to R$ 957.2 million from R$ 877.1 million in the 3Q09, reflecting a strong and continuing pace of execution.

▲   Adjusted Gross Profit (w/o capitalized interest) reached R$ 310 million, 12% higher than the same period of 2009, with 32.3% adjusted gross margin.

▲   Adjusted EBITDA reached R$ 197.3 million with a 20.6% margin, a 13.4% increase when compared to Adjusted EBITDA of R$ 174 million reached in the 3Q09, mainly due to continued and strong performance in all segments and better SG&A ratio. Accumulated 9M10 EBITDA grew 52% when compared to the same period of 2009.

▲   Net Income before minorities, stock option and non recurring expenses was R$ 124.8 million for the quarter (13% adjusted net margin), an increase of 165% compared with the R$ 47.5 million in the 3Q09.

▲   The Backlog of Revenues to be recognized under the PoC method rose 18% to R$ 3.4 billion from R$ 2.9 billion reached in the 3Q09. The margin to be recognized improved 322 bps to 38.2%.

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TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Index

CEO Comments and Corporate Highlights for 3Q10	04

Recent Developments	05

Launches	07

Pre-Sales	08

Sales Velocity	09

Operations	09

Land Bank	10

Gross Profit	12

SG&A	12

EBITDA	13

Net Income	13

Backlog of Revenues and Results	14

Liquidity	16

Outlook	17

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TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

CEO Comments and Corporate Highlights for 3Q10

The third quarter was another of substantial achievement and expansion for Gafisa. The Company continued to execute on a strategy that leverages its segment and geographic diversification through three well regarded brands, Gafisa, AlphaVille and Tenda, a strong proprietary sales force, and exceptional execution capabilities to achieve sales in excess of R$ 1 billion on launches of over R$ 1.2 billion during the quarter. GDP growth of the Brazilian economy, estimated to reach approximately 7.5% for 2010, as well as greater access to financing and a number of other factors, point to continued expansion and opportunity in our sector for the long-term.

Economic trends remained very positive throughout the third quarter, notably the decline of Brazil’s unemployment rate to a record-low 6.2%, the continued expansion of real wages, which in September were 6% higher than in the prior year, and the expansion of bank lending, which in August increased by its fastest pace in more than a year. These factors contributed to high levels of consumer confidence and collective purchasing power that continued to benefit Gafisa and the homebuilding industry as a whole. Measures taken by policy makers at the Central Bank to limit the negative effects of economic expansion also appeared to have the desired outcome, with current 2011 inflation forecasts now in the vicinity of a more manageable five percent.

Caixa Economica Federal (“CEF”), which administers the “Minha Casa, Minha Vida” program, continues to facilitate home purchasing by providing a range of incentives and programs that encourage home ownership. The bank’s ability to process significantly higher mortgage volumes will benefit Tenda and other companies dedicated to the lower income housing segment. Through September, Caixa directed more than R$ 53 billion to affordable home financing. The bank expects to meet its lending objective of R$ 70 billion in 2010, far surpassing the R$ 47 billion that was provided to the sector during 2009.

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TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Substantial improvements in the efficiency of Tenda’s interaction with Caixa under “Minha Casa, Minha Vida” continued during the third quarter; the number of units processed under the program climbed to approximately 8,000 from 6,239 in Q210. Tenda has also significantly increased the number of units submitted and approved under the “Credito Associativo” program, which positively benefited its cash flow position, and constituted 62% of Tenda’s third quarter unit sales. This performance reflects the fact that Tenda continues to be very well-placed to benefit from the formalization of the Brazilian housing sector. Not only does Tenda feature an array of products that are suitable for low-income home buyers, it also has a competitive advantage in offering one of the lowest price points in the industry.

Prioritizing the hire of talented professionals and merit-based promotion has been a cornerstone of our success at Gafisa, and of late we have been increasingly reaping the benefits of this professional culture within our in-house sales teams. As an integral part of our business, through October 2010, our internal sales force generated approximately 45% of total sales at Gafisa and 82% of total sales at Tenda, driving sales up by 21% over the previous quarter and also helping to reduce the need for outsourced brokers in such a demanding market. We expect to be able to continue develop our well-respected brand names in new and existing markets, maximize sales of our broad product portfolio through complimentary sales channels and leverage our expertise, positioning and key relationships in all segments of this fast-growing housing market.

Since we are approaching the end of 2010, we now have a clearer vision of what to expect for the full year. Consequently, we are narrowing the original guidance range from R$ 4.0 to R$ 5.0 billion in launches to R$ 4.2 to R$ 4.6 billion. We expect Tenda to represent approximately 36% of our total launches in 2010.

Finally, I would like to briefly note that the Gafisa brand delivered its 1000th project in the Company’s history during the quarter. The reaching of this milestone is a reminder of the deep real estate experience and execution capacity that Gafisa has built in becoming a recognized leader in the industry.

Wilson Amaral, CEO -- Gafisa S.A.

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01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Recent Developments

Improved EBITDA Margin - Gafisa’s improved EBITDA margin of 20.6% in the third quarter continue to reflect the gradual delivery of older, lower margin units that negatively impact the company’s results, while the integration of Tenda and other structural efficiencies contributed to improved SG&A ratios.

The Company’s strong backlog margin, which reached 38.2%, is an indicator of future results, reflecting the successful selling of newer higher margin projects, while the Company has also been effective in selling units of legacy projects with slimmer margins. Through the middle of 2011, Tenda should deliver 11,000 units, a majority of them derived from the aforementioned legacy launches.

AlphaVille Expansion - In the 3Q10 AlphaVille launched two successful projects in the northern part of the country. The first launch, insert name, was in Teresina, the capital and largest city of the Brazilian state of Piauí. According to IBGE, the city of Teresina is home to over 750,000 inhabitants, distributed over an area of 1,680 km2 (650 mi2). The project, AlphaVille’s first in the state of Piauí, consists of 746 units and features a leisure club of 24,000 m² and green areas of more than 340,000 m². The project’s PSV is R$ 111 MM. By the end of October sales exceeded 95%. Alphaville’s second project launch was in the city of Belém, the capital of the state of Pará. Its metropolitan area has over 2 million inhabitants. Sales of the project’s units began only in October, and the project was more than 50% sold by the end of the month.

Gafisa Brand Celebrates Completion of 1000th Project - On October 19, Gafisa celebrated the delivery of the Company’s 1000th project, Terraças Alto do Lapa, a twenty-four story, 192-unit apartment building located in São Paulo. The reaching of this milestone is a testament to the deep real estate experience and execution capacity within the Gafisa organization.

Presidential Election - The recent reelection on October 31st of the Brazilian President from the incumbent Workers' Party that created and implemented “Minha Casa, Minha Vida” and other programs in support of home ownership provides a high level of confidence in the continuity of such policies. In late August, the government had previously announced that it would boost capital of Caixa Economica Federal, the state-run lender responsible for administering “Minha Casa, Minha Vida”, by 2.5 billion reais, the latest in a series of events that signal the intention to fund programs in support of the housing sector.

R$ 300 million Debenture Issuance - On November 5th, Gafisa announced that it completed the pricing of a R$ denominated issue of 5 year and 6 year notes, consisting of R$ 300,000,000 aggregate principal amount split in R$ 287,000,000 for a 5 year issue and R$ 13,000,000 for a 6 year issue. The notes bear interest at very competitive rates of CDI + 1.95% p.a. for the 5 year and IPC-A + 7.96% p.a. for the 6 year, reflecting the Company’s strong market position and growth prospects, and replace debt at a savings of 1.5% per annum. The notes will mature on October 15, 2015 and October 15, 2016, respectively.

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TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

New Chairman and Board members – On November 8th, Gafisa announced the appointment of Caio Racy Mattar to succeed Gary Garrabrant as non-executive chairman of the board. Gary Garrabrant and Thomas McDonald, both from Equity International (EI), elected to step down from the board of directors following the reduction in EI’s holdings in Gafisa. Caio R. Mattar has served on the Company’s board of directors since February 2006 bringing significant board, public company and construction market experience. This change followed the election on October 14th of Wilson Amaral de Oliveira and Renato de Albuquerque to Gafisa’s Board of Directors, allowing it to benefit from additional real estate expertise, proven leadership skills and diversity of experience. Wilson Amaral de Oliveira has been the chief executive officer of Gafisa S.A. since December 2005. Under his guidance the Company has grown to be one of the largest construction companies in Brazil. Mr. Albuquerque, a co-founder of AlphaVille Urbanismo, Brazil’s leading builder of community developments, has been a pioneer in the Brazilian real estate sector for fifty years. All other board members remained in their original positions.

Operating and Financial Highlights (R$000, unless otherwise specified)	3Q10	3Q09	3Q10 vs. 3Q09 (%)	2Q10	3Q10 vs. 2Q10 (%)	9M10	9M09	1H10 vs. 1H09 (%)
Launches (%Gafisa)	1,236,947	514,346	140.5%	1,008,528	22.6%	2,948,685	1,300,871	126.7%
Launches (100%)	1,450,961	606,463	139.2%	1,461,510	-0.7%	3,762,345	1,527,298	146.3%
Launches, units (%Gafisa)	6,210	3,333	86.3%	4,398	41.2%	14,491	6,552	121.2%
Launches, units (100%)	6,710	3,931	70.7%	6,213	8.0%	17,064	7,764	119.8%
Contracted sales (%Gafisa)	1,018,480	800,247	27.3%	889,761	14.5%	2,765,562	2,194,255	26.0%
Contracted sales (100%)	1,373,620	961,238	42.9%	1,151,788	19.3%	3,550,258	2,613,968	35.8%
Contracted sales, units (% Gafisa)	5,082	5,545	-8.3%	4,476	13.5%	14,811	15,540	-4.7%
Contracted sales, units (100%)	6,618	6,340	4.4%	5,536	19.5%	18,110	17,596	2.9%
Completed Projects (%Gafisa)	299,557	476,100	-37.1%	631,216	-52.5%	1,256,675	1,028,300	22.2%
Completed Projects, units (%Gafisa)	2,498	3,784	-34.0%	4,782	-47.8%	9,995	8,184	22.1%

Net revenues	957,196	877,101	9.1%	927,442	3.2%	2,792,223	2,124,806	31.4%
Gross profit	275,921	255,174	8.1%	279,492	-1.3%	808,069	601,166	34.4%
Gross margin	28.8%	29.1%	-27 bps	30.1%	-131 bps	28.9%	28.3%	65 bps
Adjusted Gross Margin 1)	32.3%	31.6%	77 bps	32.8%	-50 bps	31.9%	31.2%	71 bps
Adjusted EBITDA2)	197,285	121,395	62.5%	183,970	7.2%	549,714	309,358	77.7%
Adjusted EBITDA margin 2)	20.6%	13.8%	677 bps	19.8%	77 bps	19.7%	14.6%	513 bps
Adjusted Net profit 2)	124,784	47,046	165.2%	107,171	16.4%	305,174	143,063	113.3%
Adjusted Net margin 2)	13.0%	5.4%	767 bps	11.6%	148 bps	10.9%	6.7%	420 bps
Net profit	116,600	29,000	302.1%	97,269	19.9%	278,687	101,740	173.9%
EPS (R$)3)	0.2706	0.1111	143.5%	0.2265	19.4%	0.6467	0.3898	65.9%
Number of shares ('000 final)3)	430,910	261,017	65.1%	429,348	0.4%	430,910	261,017	65.1%

Revenues to be recognized	3,429	2,905	18.0%	3,209	6.9%	3,429	2,905	18.0%
Results to be recognized 4)	1,309	1,015	28.9%	1,167	12.2%	1,309	1,015	28.9%
REF margin 4)	38.2%	35.0%	322 bps	36.4%	181 bps	38.2%	35.0%	322 bps

Net debt and Investor obligations	2,076,000	1,732,040	20%	1,622,787	28%	2,076,000	1,732,040	20%
Cash and cash equivalent	1,231,143	1,099,687	12%	1,806,384	-32%	1,231,143	1,099,687	12%
Equity	3,731,570	2,344,017	59%	3,591,729	4%	3,731,570	2,344,017	59%
Equity + Minority shareholders	3,731,570	2,336,365	60%	3,591,729	4%	3,731,570	2,336,365	60%
Total assets	9,310,133	6,981,857	33%	9,168,679	2%	9,310,133	6,981,857	33%
(Net debt + Obligations) / (Equity + Minorities)	55.6%	74.1%	-1850 bps	45.2%	1045 bps	55.6%	74.1%	-1850 bps

1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders and non-recurring expenses
3) Adjusted for 1:2 stock split in the 3Q09
4) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638

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QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Launches

In the 3Q10, launches totaled R$ 1.24 billion, an increase of 140% compared to the 3Q09, represented by 34 projects/phases, located in 16 cities.

41% of Gafisa launches represented a price per unit below R$ 500 thousand, while nearly 49% of Tenda’s launches had prices per unit below R$ 130 thousand. FIT, a unit of Tenda, launched 11 projects with an average price per unit of R$ 155 thousand. These projects represented a PSV of R$ 272 million or 57% of Tenda’s launches in the quarter. Excluding these projects the average price per unit of Tenda was R$ 99 thousand, among the lowest average prices for homebuilders listed on the Bovespa.

The Gafisa segment was responsible for 43% of launches, AlphaVille accounted for 18% and Tenda for the remaining 39%.

The tables below detail new projects launched during the 3Q and 9M 2010 and 2009:

Table 1 - Launches per company per region
%Gafisa - (R$000)		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	São Paulo	388,045	52,841	634%	955,335	368,100	160%
	Rio de Janeiro	91,289	-	-	140,853	63,202	123%
	Other	52,635	143,735	-63%	235,713	255,634	-8%
	Total	531,969	196,576	171%	1,331,901	686,936	94%
	Units	1,130	665	70%	3,016	1,956	54%

AlphaVille	São Paulo	-	-	-	155,534	46,570	234%
	Rio de Janeiro	-	-	-	-	35,896	-100%
	Other	223,824	29,135	668%	393,042	51,016	670%
	Total	223,824	29,135	668%	548,576	133,482	311%
	Units	1,215	205	492%	2,248	645	249%

Tenda	São Paulo	130,366	115,499	13%	200,764	171,256	17%
	Rio de Janeiro	88,179	46,800	88%	194,543	46,800	316%
	Other	262,609	126,336	108%	672,901	262,397	156%
	Total	481,154	288,635	67%	1,068,208	480,453	122%
	Units	3,865	2,463	57%	9,227	3,951	134%

Consolidated	Total - R$000	1,236,947	514,346	140%	2,948,685	1,300,871	127%
	Total - Units	6,210	3,333	86%	14,491	6,552	121%

Table 2 - Launches per company per unit price
%Gafisa - (R$000)		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	<=R$500K	215,971	107,790	100%	581,059	411,307	41%
	> R$500K	315,999	88,786	256%	750,842	275,629	172%
	Total	531,969	196,576	171%	1,331,901	686,936	94%

AlphaVille	> R$100K; <= R$500K	223,824	29,135	668%	548,576	133,482	311%
	Total	223,824	29,135	668%	548,576	133,482	311%

Tenda	<= R$130K	237,746	121,427	96%	674,261	185,506	263%
	> R$130K; < R$200K	243,408	167,208	46%	393,947	294,947	34%
	Total	481,154	288,635	67%	1,068,208	480,453	122%

Consolidated		1,236,947	514,346	140%	2,948,685	1,300,871	127%

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01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Pre-Sales

Pre-sales in the quarter increased by 27.3% to R$ 1.02 billion when compared to the 3Q09.

The Gafisa segment was responsible for 51% of total pre-sales, while AlphaVille and Tenda accounted for approximately 16% and 33% respectively. Among Gafisa’s pre-sales, 59% corresponded to units priced below R$ 500 thousand, while 65% of Tenda’s pre-sales came from units priced below R$ 130 thousand.

The tables below illustrate a detailed breakdown of our pre-sales for the 3Q and 9M 2010 and 2009:

Table 3 - Sales per company per region
%Gafisa - (R$000)		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	São Paulo	389,687	176,404	121%	910,906	521,771	75%
	Rio de Janeiro	70,311	58,160	21%	158,745	192,898	-18%
	Other	60,150	149,130	-60%	282,634	328,827	-14%
	Total	520,147	383,694	36%	1,352,285	1,043,496	30%
	Units	1,308	1,150	14%	3,346	3,000	12%

AlphaVille	São Paulo	8,133	10,884	-25%	114,114	54,856	108%
	Rio de Janeiro	10,819	12,334	-12%	28,589	33,055	-14%
	Other	141,580	34,992	305%	263,265	84,637	211%
	Total	160,532	58,210	176%	405,967	172,549	135%
	Units	735	281	162%	1732	903	92%

Tenda	São Paulo	87,437	143,094	-39%	236,920	365,576	-35%
	Rio de Janeiro	23,475	67,861	-65%	174,462	216,991	-20%
	Other	226,888	147,388	54%	595,927	395,643	51%
	Total	337,800	358,343	-6%	1,007,310	978,210	3%
	Units	3,039	4,114	-26%	9,733	11,637	-16%

Consolidated	Total - R$000	1,018,480	800,247	27.3%	2,765,562	2,194,255	26%
	Total - Units	5,082	5,545	-8%	14,811	15,540	-5%

Table 4 - Sales per company per unit price - PSV
%Gafisa - (R$000)		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	<= R$500K	307,710	237,137	30%	827,203	633,777	31%
	> R$500K	212,437	146,557	45%	525,082	409,720	28%
	Total	520,147	383,694	36%	1,352,285	1,043,496	30%

AlphaVille	<= R$100K;	-	-	-	27,450	19,569	40%
	> R$100K; <= R$500K	160,532	58,210	176%	374,756	150,451	149%
	> R$500K	-	-	-	3,762	2,529	49%
	Total	160,532	58,210	176%	405,967	172,549	135%

Tenda	<= R$130K	218,934	311,192	-30%	707,253	857,213	-17%
	> R$130K; <R$200K	118,866	47,151	152%	300,057	120,997	148%
	Total	337,800	358,343	-6%	1,007,310	978,210	3%

Consolidated	Total	1,018,480	800,247	27.3%	2,765,562	2,194,255	26%

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01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	<= R$500K	1,041	920	13%	2,546	2,500	2%
	> R$500K	267	230	16%	800	500	60%
	Total	1,308	1,150	14%	3,346	3,000	12%

AlphaVille	<= R$100K;	-	-	-	253	166	52%
	> R$100K; <= R$500K	735	281	161%	1,478	735	101%
	> R$500K	-	-	-	1	2	-50%
	Total	735	281	161%	1,732	903	92%

Tenda	<= R$130K	2,536	3,799	-33%	8,128	10,772	-25%
	> R$130K; <R$200K	503	316	59%	1,605	865	86%
	Total	3,039	4,114	-26%	9,733	11,637	-16%

Consolidated	Total	5,082	5,545	-8%	14,811	15,540	-5%

Sales Velocity

The consolidated company attained a sales velocity of 25.7% in the 3Q10, compared to a velocity of 22.1% in the 3Q09. Sales velocity also increased when compared to the previous period, mainly due to the improved performance of Gafisa and AlphaVille during the quarter, even with an AlphaVille launch on the last day of September that only started to recognize sales in October. The sales velocity in the third quarter and in the first nine months launches was respectively 46.8% and 56.0%, which is consistent with our strategy to optimize the equilibrium between sales velocity and margins/return, compensating for cost pressure driven mainly from labor. In the 3Q10 Tenda canceled an old project that did not perform in sales and slated it for re-design and re-launch. At the same time Gafisa increased the price of some units in inventory that almost compensated for the Tenda cancellation.

Table 6 - Sales velocity per company

R$ million	Beginning of period Inventories	Launches	Sales	Price Increase + Other	End of period Inventories	Sales velocity

Gafisa	1,609.9	532.0	520.1	23.1	1,644.8	24.0%
AlphaVille	351.3	223.8	160.5	0.7	415.3	27.9%
Tenda	764.4	481.2	337.8	(30.5)	877.2	27.8%
Total	2,725.6	1,236.9	1,018.5	(6.7)	2,937.3	25.7%

Table 7 - Sales velocity per launch date
3Q10

	End of period Inventories	Sales	Sales velocity

2010 launches	1,207,842	746,107	38.2%
2009 launches	264,603	86,914	24.7%
2008 launches	939,147	113,862	10.8%
= 2007 launches	525,738	71,596	12.0%
Total	2,937,330	1,018,480	25.7%

Operations

Gafisa’s geographic reach and execution capacity is substantial. The Company was present in 22 different states, with 212 projects under development at the end of the third quarter. This diversified platform also helps to mitigate execution risk, since each region of the country has a different dynamic of growth, supply and costs. Some 411 engineers and architects were in the field, in addition to approximately 508 intern engineers in training.

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01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Further evidence of the Company’s execution capacity is the strong pace of revenue recognition, demonstrating that the execution pace of construction is trending with the level of sales growth. Gafisa and its subsidiaries continue to selectively launch successful projects in new regions and in multiple market segments, maximizing returns in accordance with market demand. Through the end of September, Tenda contracted 16,812 units with CEF and had submitted for analysis approximately 8,000 additional units to be contracted during 2010, representing an estimated 24,000 units for the full year, being approximately 80% of the total MCMV units.

Delivered Projects

During the third quarter, Gafisa delivered 16 projects with 2,498 units equivalent to an approximate PSV of R$ 300 million, Gafisa segment delivered 6 projects and Tenda delivered the remaining 10 projects/phases. We are now considering the delivery date based on the “delivery meeting” that we have with each project customer, instead of on the physical completion. As a result, we are adjusting our estimate for delivered units in 2010 from 20,000 to 15,000, which better reflects the official delivery date that is now in use by the company.

For the 9M10, Gafisa completed 35 projects with 9,995 units which represent more than R$1.26 billion in PSV.

September 19th was an important date for the Gafisa group. On this date, the Gafisa brand celebrated the delivery of the Company’s 1000th project, Terraças Alto do Lapa, a twenty-four story, 192-unit apartment building located in São Paulo. This milestone is a testament to the deep real estate experience and execution capacity within the Gafisa organization.

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01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

The tables below list the products delivered in the 3Q10:

Table 8 - Delivered projects
Company	Project	Delivery	Launch	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)
Gafisa 1H10						1,199	371,762

AlphaVille 1H10						1,762	253,808

Tenda 1H10						4,536	331,548

Total 1H10						7,497	957,118

Gafisa 3Q10						933	175,369
Gafisa	Riviera de Ponta Negra - Ed. Nice	July - 10	April-2007	Manaus - AM	100%	36	9,089
Gafisa	Fit Maceió	August - 10	April-2007	Maceió-AL	50%	27	3,087
Gafisa	Terraças Alto da Lapa	September - 10	March-2008	São Paulo - SP	100%	192	72,701
Gafisa	Acquarelle	September - 10	April-2007	Manaus - AM	85%	216	35,420
Gafisa	Art Ville	September - 10	April-2007	Salvador - BA	50%	252	20,777
Gafisa	Vivance	September - 10	November-2006	Rio de Janeiro - RJ	100%	210	34,295

AlphaVille 3Q10						0	0

Tenda 3Q10						1,565	124,188

Tenda	TELLES LIFE - Fase I	July-10	November-2007	Rio de Janeiro - RJ	100%	64	7,312
Tenda	RESIDENCIAL FERNAO DIAS TOWER - Fase I	July-10	November-2007	Belo Horizonte - MG	100%	80	9,200
Tenda	RESIDENCIAL PORTAL DE SANTA LUZIA - Fases I,	July-10	March-2007	Santa Luzia - MG	100%	174	10,788
Tenda	RESIDENCIAL VERDES MARES - Fase I	July-10	Ausgust-2007	Contagem - MG	100%	16	1,568
Tenda	CITTÀ IMBUÍ - Fase I	August-10	December-2008	Salvador - BA	50%	252	18,524
Tenda	CURUÇA - Fases I, II e III	August-10	November-2007	São Paulo - SP	100%	160	12,849
Tenda	RESIDENCIAL VILA MARIANA LIFE - Fases I e II	September-10	April-2008	Salvador - BA	100%	92	6,890
Tenda	FIRENZE LIFE - Fases I e II	September-10	June-2007	Rio de Janeiro - RJ	100%	139	10,914
Tenda	VALLE VERDE COTIA - Fase III	September-10	July-2009	Cotia - SP	100%	448	38,000
Tenda	BARTOLOMEU GUSMAO - Fase III e IV	September-10	January-2008	Novo Hamburgo - RS	100%	140	8,143

Total 3Q10						2,498	299,557

Total 9M10						9,995	1,256,675

Land Bank

The Company’s land bank of approximately R$ 16.6 billion is composed of 212 different projects in 22 states, equivalent to more than 92 thousand units. In line with our strategy, 38.5% of our land bank was acquired through swaps – which require no cash obligations.

During the 3Q10 we recorded a net increase of R$ 2.02 billion in the land bank, reflecting acquisitions that more than compensate for the R$1.24 billion launches in the quarter.

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TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price
		PSV - R$ million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%Gafisa)
Gafisa	<= R$500K	4,808	44.8%	37.8%	7.0%	17,194
	> R$500K	3,003	29.7%	27.3%	2.4%	4,065
	Total	7,810	37.9%	33.0%	4.9%	21,259

AlphaVille	<= R$100K;	669	100.0%	0.0%	100.0%	6,995
	> R$100K; <= R$500K	4,043	96.8%	0.0%	96.8%	21,961
	> R$500K	23	0.0%	0.0%	0.0%	26
	Total	4,735	97.0%	0.0%	97.0%	28,982

Tenda	<= R$130K	3,289	33.1%	32.2%	0.9%	37,566
	> R$130K; < R$ 200K	716	52.5%	52.5%	0.0%	4,321
	Total	4,006	39.7%	39.1%	0.6%	41,887

Consolidated		16,551	38.5%	34.5%	4.0%	92,128

Number of projects/phases
Gafisa	70
AlphaVille	42
Tenda	100
Total	212

Table 10 - Landbank Changes (based on PSV)

Land Bank (R$ million)	Gafisa	Alphaville	Tenda	Total

Land Bank - BoP (2Q10)	7.497	4.298	3.972	15.768
3Q10 - Net Acquisitions	845,3	660,4	514,4	2.020
3Q10 - Launches	(532,0)	(223,8)	(481,2)	(1.237)
Land Bank - EoP (3Q10)	7.810	4.735	4.006	16.551

3Q10 - Revenues

On the strength of solid sales in the 3Q10, both of newly launched projects and units from inventory, in addition to an accelerated pace of construction, the Company recognized substantial net operating revenues for 3Q10, closing with R$ 957.2 million compared to R$ 877.1 million in the 3Q09, with Tenda contributing 37% of the consolidated revenues.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method).

The table below presents detailed information about pre-sales and recognized revenues by launch year:

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20.01 – OTHER RELEVANT INFORMATION

Table 11 - Sales vs. Recognized revenues
		3Q10				3Q09
R$ 000		Sales	%Sales	Revenues	%Revenues	Sales	%Sales	Revenues	%Revenues
Gafisa	2010 launches	487,694	72%	65,698	11%	-	-	-	-
	2009 launches	62,334	9%	147,584	24%	199,368	45%	77,824	13%
	2008 launches	64,177	9%	193,544	32%	110,676	25%	139,290	22%
	= 2007 launches	66,475	0	198,532	33%	131,860	0	404,991	65%
	Total Gafisa	680,680	100%	605,358	100%	441,904	100%	622,104	100%

Tenda	Total Tenda	337,800	---	351,838	---	358,343	---	254,997	---

Total		1,018,480		957,197		800,247		877,101

3Q10 - Gross Profits

On a consolidated basis, gross profit for the 3Q10 totaled R$ 275.9 million, an increase of 8% over 3Q09, reflecting continued growth and business expansion. The gross margin for 3Q10 reached 28.8% (32.3% w/o capitalized interest) 77 bps higher than the 3Q09.

Table 12 - Capitalized interest
(R$000)		3Q10	3Q09	2Q10
Consolidated	Opening balance	101,897	97,238	94,101
	Capitalized interest	47,105	21,078	32,900
	Interest transfered to COGS	-33,680	-21,805	-25,104
	Closing balance	115,323	96,511	101,897

3Q10 - Selling, General, and Administrative Expenses (SG&A)

In the third quarter 2010, SG&A expenses totaled R$ 113.2 million, in line with the same period of 2009. When compared to the 2Q10, SG&A decreased from R$ 116.3 million to R$ 113.2 million, reflecting improved selling expenses that were 12% below the previous quarter mainly due to a more efficient sales structure in Tenda. The improved optimization of the sales platform reflect the benefits of the merge into Gafisa and the adjustments made in the 1H10.

When compared to the 3Q09, the SG&A/Net Revenue ratio improved 108 bps, also reflecting the continued gains in operating efficiency at Tenda and from synergy gains related to the merger of Tenda into Gafisa. As Tenda’s sales and revenues continue to ramp up in the coming quarters, it is expected that costs associated with its sales platform should continue to be diluted and reflect in improved ratios.

We have already achieved a comfortable level of SG&A/Net Revenue even prior to capturing all of the expected synergies that should come primarily from further G&A dilution. We continue to expect to capture more benefits in 2011.

When compared to 2Q10 and 3Q09, expenses improved as a share of top lines, resulting in a comfortable ratio of SG&A/Net Revenues of 11.8% in the 3Q10.

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20.01 – OTHER RELEVANT INFORMATION

Table 13 - Sales and G&A Expenses
(R$'000)		3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Consolidated	Selling expenses	53,887	55,556	61,140	-3%	-12%
	G&A expenses	59,317	57,601	55,125	3%	8%
	SG&A	113,204	113,157	116,265	0%	-3%
	Selling expenses / Launches	4.4%	10.8%	6.1%	-644 bps	-171 bps
	G&A expenses / Launches	4.8%	11.2%	5.5%	-640 bps	-67 bps
	SG&A / Launches	9.2%	22.0%	11.5%	-1285 bps	-238 bps
	Selling expenses / Sales	5.3%	6.9%	6.9%	-165 bps	-158 bps
	G&A expenses / Sales	5.8%	7.2%	6.2%	-137 bps	-37 bps
	SG&A / Sales	11.1%	14.1%	13.1%	-303 bps	-195 bps
	Selling expenses / Net revenue	5.6%	6.3%	6.6%	-70 bps	-96 bps
	G&A expenses / Net revenue	6.2%	6.6%	5.9%	-37 bps	25 bps
	SG&A / Net revenue	11.8%	12.9%	12.5%	-107 bps	-71 bps

3Q10 - Other Operating Results

In the 3Q10, our results reflected a negative impact of R$2.2 million, compared to R$ 40.0 million in the 3Q09 mainly due to lower contingency provisions did in the 3Q10.

3Q10 - Adjusted EBITDA

Our Adjusted EBITDA for the 3Q10 totaled R$ 197.3 million, 10% higher than the R$ 174 million for 3Q09, with a consolidated adjusted margin of 20.6%, compared to 19.8% in the 3Q09 and 2Q10.

This gain is part of an expected gradual recovery based on the Company’s results recognition increasingly reflecting the execution of recent projects at the same time that our older-low margin projects are being delivered.

We adjust our EBITDA for expenses associated with stock option plans, as it represents a non-cash expense.

Table 14 - Adjusted EBITDA
(R$'000)		3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Consolidated	Net Profit	116,600	29,000	97,269	302%	20%
	(+) Financial result	20,015	37,819	20,853	-47%	-4%
	(+) Income taxes	10,483	10,085	22,060	4%	-52%
	(+) Depreciation and Amortization	8,305	9,784	8,781	-15%	-5%
	(+) Capitalized Interest Expenses	33,680	21,805	25,106	54%	34%
	(+) Minority shareholders and no	5,126	15,296	7,318	-66%	-30%
	(+) Stock option plan expenses	3,075	2,750	2,584	12%	19%
	(+) Tenda’s goodwill net of provisions		47,456		-	-
	Adjusted EBITDA	197,284	173,995	183,970	13.4%	7.2%
	Net Revenue	957,196	877,101	927,442	9%	3%
	Adjusted EBITDA margin	20.6%	19.8%	19.8%	77 bps	77 bps

3Q10 - Depreciation and Amortization

Depreciation and amortization in the 3Q10 was R$ 8.3 million, a slightly decrease of R$ 1.5 million when compared to the R$ 9.8 million recorded in 3Q09. This R$ 8.3 million was also in line with the R$ 8.8 million recorded in the 2Q10.

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20.01 – OTHER RELEVANT INFORMATION

3Q10 – Financial Result

Net financial expenses totaled R$ 11.9 million in 3Q10, compared to net financial expenses of R$ 31.0 million in the 3Q09, mainly due to the higher amount of capitalized interest, reflecting increased projects under construction.

3Q10 - Taxes

Income taxes, social contribution and deferred taxes for the 3Q10 amounted to R$ 10.5 million, compared to R$ 27.9 million in the 3Q09. The effective tax rate was 7.5% in the 3Q10, compared to 24.6% in the 3Q09, mainly due to the deferred tax in relation to the amortization of Tenda’s negative goodwill, which negatively affected the 3Q09 figures. When compared to the R$ 22.1 million in the 2Q10, we also saw an important reduction, mainly due to a lower deferred taxes provision, since we are now basing the income tax provision on taxable income.

3Q10 - Adjusted Net Income

Net income in 3Q10 was R$ 116.6 million compared to R$ 29 million in the 3Q09. However, if we consider the adjusted net income (before deduction of expenses related to minority shareholders and stock options), this figure reached R$ 124.8 million, with an adjusted net margin of 13%, representing growth of R$ 77.7 million when compared to the R$ 47.0 million in the 3Q09.

3Q10 - Earnings per Share

Earnings per share already adjusted for the 2:1 stock split in all comparable periods were R$ 0.27/share in the 3Q10 compared to R$ 0.11/share in 3Q09, a 144% increase. Shares outstanding at the end of the period were 430.9 million (ex. Treasury shares) and 261.0 million in the 3Q09.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.33 billion in the 3Q10, R$ 317 million higher than 3Q09. The consolidated margin in the 3Q10 was 38.2%, 181 bps higher than the 2Q10, reflecting the fact that recent projects are having a greater impact on the company’s results to be recognized while the impact of our older-lower margin projects diminish as we are delivering them.

Another positive impact came from the National Construction Cost Index (INCC) that increased over 3% in the period, reflecting inflation from May to July, since contracted unit prices are adjusted based on INCC of the second prior month. In this period the INCC also reflected the labor annual wage adjustment that happened across the country.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 15 - Results to be recognized (REF)
(R$ million)		3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Consolidated	Revenues to be recognized	3.429	2.905	3.209	18,0%	6,9%
	Costs to be recognized	(2.120)	(1.890)	(2.042)	12,2%	3,8%
	Results to be recognized (REF)	1.309	1.015	1.167	28,9%	12,2%
	REF margin	38,2%	35,0%	36,4%	322 bps	181 bps
Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

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01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Balance Sheet

Cash and Cash Equivalents

On September 30, 2010, cash and cash equivalents exceeded R$ 1.2 billion, 32% lower than the balance of R$ 1.8 billion as of June 30, 2010, and 12% higher than the R$ 1.1 billion recorded at the end of 3Q09, mainly reflecting R$ 453 million cash burn (explained in the “Liquidity” session) and the R$ 122 million net amortization of debts in the 3Q10. It’s important to highlight that in October the company completed the issuance of a R$300 million debenture, not reflected in the 3Q10 figures.

Accounts Receivable

At the end of the 3Q10, total accounts receivable increased by 10% to R$ 8.7 billion, compared to R$ 7.9 billion in 2Q10, and an increase of 37% as compared to the R$ 6.4 billion balance in the 3Q09, reflecting increased sales activity.

Table 16 - Total receivables
(R$ million)		3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Consolidated	Receivables from developments - ST	1,742.1	1,574.4	1,466.0	11%	19%
	Receivables from developments - LT	1,816.8	1,407.0	1,864.6	29%	-3%
	Receivables from PoC - ST	2,727.9	1,718.1	2,470.9	59%	10%
	Receivables from PoC - LT	2,411.3	1,662.3	2,075.2	45%	16%
	Total	8,698.1	6,361.9	7,876.7	37%	10%

Notes:
     ST = short term; LT = long term
               Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
               Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP

Inventory (Properties for Sale)

Inventory at market value totaled R$ 2.9 billion in 3Q10, an increase of 4% when compared to the R$ 2.8 billion registered in the 3Q09. On a consolidated basis our inventory is at a low to comfortable level of 9 months of sales based on LTM sales figures.

Finished units of inventory at market value represented 9% by the end of the quarter, reflecting an important reduction from the 11.6% registered by the end of the 2Q10, while 55% of the total inventory reflects units where construction is up to 30% complete.

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FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                   Unaudited

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Table 17 - Inventories
(R$000)		3Q10	3Q09	2Q10	3Q10x3Q09	3Q10x2Q10
Consolidated	Land	750,771	786,883	701,790	-4.6%	7.0%
	Units under construction	873,672	827,042	947,023	5.6%	-7.7%
	Completed units	211,472	148,507	205,739	42.4%	2.8%
	Total	1,835,915	1,762,432	1,854,552	4.2%	-1.0%

Table 18 - Inventories at market value per company
PSV - (R$000)		3Q10	3Q09	2Q10	3Q10x3Q09	3Q10x2Q10
Gafisa	2010 launches	857,305	-	574,234	-	49%
	2009 launches	245,177	293,757	366,541	-17%	-33%
	2008 launches	511,975	686,259	601,252	-25%	-15%
	2007 and earlier launches	445,692	559,053	419,205	-20%	6%
	Total	2,060,149	1,539,068	1,961,232	34%	5%

Tenda	2010 launches	350,537	-	329,877	0%	6%
	2009 launches	19,426	336,661	102,109	-94%	-81%
	2008 launches	427,171	687,765	220,143	-38%	94%
	2007 and earlier launches	80,046	251,450	112,238	-68%	-29%
	Total	877,181	1,275,876	764,367	-31%	15%

Consolidated	Total	2,937,330	2,814,944	2,725,599	4.3%	7.8%

Table 19 - Inventories per completion status
Company	Not started	Up to 30% constructed	30%to 70% constructed	More than 70% constructed	Finished units	Total 3Q10
Gafisa	427,187	511,942	407,306	480,078	233,636	2,060,149
Tenda	448,359	227,964	125,302	34,554	41,001	877,181
Total	875,546	739,906	532,608	514,633	274,637	2,937,330

Page135

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TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Liquidity

On September 30, 2010, Gafisa had a cash position of R$ 1.2 billion. On the same date, Gafisa’s debt and obligations to investors totaled R$ 3.3 billion, resulting in a net debt and obligations of R$ 2.1 billion. Net debt and investor obligation to equity and minorities ratio was 55.6% compared to 45.2% in 2Q10, mainly due to the R$ 453 million cash burn in the quarter. When excluding Project Finance, this ratio reached only 6.2% net debt/equity, a comfortable leverage level with a competitive cost, of less than the Selic rate.

Our 3Q10 cash burn was mainly explained by the over R$ 700 million expenditures in construction and also development payments. While our cash burn rate is expected to remain at similar quarterly levels into the 4Q10, we expect this ratio to be positive in 2011, partially supported by some 7,000 legacy Tenda units (non standardized units launched before Gafisa’s acquisition) requiring the use of working capital that will be transferred up to 2Q11. With the expected positive cash flow for full year 2011, we will be able to deleverage the company, which together with a greater use of the Associative Credit - requiring no working capital - for Tenda’s MCMV units, should contribute to our ability to meet our higher launch volume targets and, at the same time, keeping leverage at a comfortable level.

In the 3Q10 the company increased project finance debt in R$ 138 million, reflecting the ability to finance ongoing projects. Currently we have access to a total of R$ 3.8 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 2.1 billion in signed contracts and R$ 218 million in contracts in process, giving us additional availability of R$ 1.5 billion.

We also have receivables (from units already delivered) of R$ 300 million available for securitization. The following tables set forth information on our debt position as of June 30, 2010.

Page136

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FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                   Unaudited

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Table 20 - Indebtedness and Investor obligations
Type of obligation (R$000)	3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Debentures - FGTS (project finance)	1,238,485	619,861	1,208,939	99.8%	2.4%
Debentures - Working Capital	527,482	704,920	662,669	-25.2%	-20.4%
Project financing (SFH)	607,685	473,615	499,186	28.3%	21.7%
Working capital	553,490	733,331	678,377	-24.5%	-18.4%
Total consolidated debt	2,927,142	2,531,727	3,049,171	16%	-4%

Consolidated cash and availabilities	1,231,143	1,099,687	1,806,384	12%	-32%
Investor Obligations	380,000	300,000	380,000	-	-
Net debt and investor obligations	2,075,999	1,732,040	1,622,787	20%	28%

Equity + Minority shareholders	3,731,570	2,336,365	3,591,729	60%	4%
(Net debt + Obligations) / (Equity + Minorities)	55.6%	74.1%	45.2%	-1850 bps	1045 bps
(Net debt + Ob.) / (Eq + Min.) - Exc.
Project Finance (SFH + FGTS Deb.)	6.2%	27%	-2.4%	-2117 bps	854 bps

Table 21 - Debt maturity per company
(R$ million)	Total	Until Sep/2011	Until Sep/2012	Until Sep/2013	Until Sep/2014	After Sep/2014
Debentures - FGTS (project finance)	1.238,5	42,9	-	448,5	598,5	148,5
Debentures - Working Capital	527,5	171,6	124,6	124,6	106,7	-
Project financing (SFH)	607,7	417,0	171,2	19,5	-	-
Working capital	553,5	372,3	91,9	86,9	2,3	-
Total consolidated debt	2.927	1.004	388	680	707	149
%Total		34%	13%	23%	24%	5%

Outlook

Gafisa is narrowing the range of the 2010 launches guidance to R$ 4.2 billion - R$ 4.6 billion, with an expected full year 2010 EBITDA margin to reach between 18.5% - 20.5%.

Through the first nine months of 2010, Gafisa reached 67% of the mid range of the launch guidance, in line with historical seasonality. Gafisa delivered a 20.6% EBITDA margin in the 3Q10 and 19.7% EBITDA margin in the 9M10, well within the previously stated guidance range.

Launches (R$ million)		Guidance 2010	3Q10%		9M10%
Gafisa	Min.	4.200		29%		70%
(consolidated)	Average	4.400	1.237	28%	2.949	67%
	Max.	4.600		27%		64%

EBITDA Margin (%)		Guidance 2010	3Q10%		9M10%
Gafisa	Min.	18,5%		210 bps		120 bps
(consolidated)	Average	19,5%	20,6%	110 bps	19,7%	20 bps
	Max.	20,5%		10 bps		-80 bps

Page137

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FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                   Unaudited

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Glossary

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Page138

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BRAZILIAN SECURITIES COMMISSION (CVM)                                   Unaudited

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 56 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Page139

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BRAZILIAN SECURITIES COMMISSION (CVM)                                   Unaudited

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

The following table sets projects launched during 9M10:

Table 22 - Projects launched
Company	Project	Launch Date	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)	% sales 30/Sep/10
Gafisa	Reserva Ecoville	January	Curitiba - PR	50%	128	76,516	63%
Gafisa	Pq Barueri Cond Clube F2A - Sabiá	February	Barueri - SP	100%	171	47,399	32%
Gafisa	Alegria - Fase2B	February	Guarulhos - SP	100%	139	40,832	52%
Gafisa	Pátio Condomínio Clube - Harmony	February	São José dos Campos - SP	100%	96	32,332	66%
Gafisa	Mansão Imperial - Fase 2b	February	São Bernardo do Campo - SP	100%	89	62,655	48%
Gafisa	Golden Residence	March	Rio de Janeiro - RJ	100%	78	22,254	62%
Gafisa	Riservato	March	Rio de Janeiro - RJ	100%	42	27,310	75%
Gafisa	Fradique Coutinho - MOSAICO	April	São Paulo - SP	100%	62	42,947	93%
Gafisa	Pateo Mondrian (Mota Paes)	April	São Paulo - SP	100%	115	82,267	73%
Gafisa	Jatiuca - Maceió - AL - Fase 2	April	Maceió - AL	50%	24	7,103	16%
Gafisa	Zenith - It Fase 3	April	São Paulo - SP	100%	24	97,057	21%
Gafisa	Grand Park Varandas - FI	April	São Luis - MA	50%	94	19,994	100%
Gafisa	Canto dos Pássaros_Parte 2	May	Porto Alegre - RS	80%	90	16,692	12%
Gafisa	Grand Park Varandas - FII	May	São Luis - MA	50%	75	16,905	100%
Gafisa	Grand Park Varandas - FIII	May	São Luis - MA	50%	57	12,475	100%
Gafisa	JARDIM DAS ORQUIDEAS	June	São Paulo - SP	50%	102	43,734	100%
Gafisa	JARDIM DOS GIRASSOIS	June	São Paulo - SP	50%	150	44,254	100%
Gafisa	Pátio Condomínio Clube - Kelvin	June	São José dos Campos - SP	100%	96	34,140	39%
Gafisa	Vila Nova São José QF	June	São José dos Campos - SP	100%	152	39,673	28%
Gafisa	CWB 34 - PARQUE ECOVILLE Fase1	June	Curitiba - PR	50%	102	33,392	58%
Gafisa	Vistta Laguna	July	Rio de Janeiro - RJ	80%	103	91,289	20%
Gafisa	GRAND PARK - GLEBA 05 - F4A	July	São Luis - MA	50%	37	8,890	82%
Gafisa	Barão de Teffé - Fase1	August	São Paulo - SP	100%	142	51,255	89%
Gafisa	Jardins da Barra Lote 3	August	São Paulo - SP	50%	111	32,707	98%
Gafisa	Luis Seraphico	September	São Paulo - SP	100%	233	140,911	26%
Gafisa	Smart Vila Mariana	September	São Paulo - SP	100%	74	39,173	100%
Gafisa	Barão de Teffé - Fase 2	September	Jundiai - SP	100%	124	46,364	58%
Gafisa	Parque Ecoville Fase 2A	September	Curitiba - PR	50%	101	34,713	6%
Gafisa	GRAND PARK - GLEBA 05 - F4B	September	São Luis - MA	50%	37	9,032	18%
Gafisa	Anauá	September	São Paulo - SP	80%	20	44,626	70%
Gafisa	Igloo	September	Barueri - SP	80%	147	33,010	100%
Gafisa					3,016	1,331,901	57%

Alphaville	Alphaville Ribeirão Preto F1	March	Ribeirão Preto - SP	60%	352	97,269	92%
Alphaville	AlphaVille Mossoró F2	May	Mossoró - RN	53%	93	10,731	48%
Alphaville	Alphaville Ribeirão Preto F2	May	Ribeirão Preto - SP	60%	182	54,381	21%
Alphaville	Alphaville Brasília	May	Brasília-DF	34%	170	73,974	85%
Alphaville	Alphaville Jacuhy F3	May	Vitória - ES	65%	168	56,336	18%
Alphaville	Brasília Terreneiro	May	Brasília-DF	13%	65	28,175	85%
Alphaville	Living Solutions	May	São Paulo - SP	100%	4	3,884	100%
Alphaville	Alphaville Teresina	September	Teresina - PI	79%	589	111,248	79%
Alphaville	Alphaville Belém 1	September	Belém - PA	73%	337	63,234	0%
Alphaville	Alphaville Belém 2	September	Belém - PA	72%	289	49,342	0%
Alphaville					2,248	548,576	54%

Tenda	Grand Ville das Artes - Monet Life IV	January	Lauro de Freitas - BA	100%	56	5,118	85%
Tenda	Grand Ville das Artes - Matisse Life IV	January	Lauro de Freitas - BA	100%	60	5,403	91%
Tenda	Fit Nova Vida - Taboãozinho	February	São Paulo - SP	100%	137	7,261	22%
Tenda	São Domingos (Fase Única)	February	Contagem - MG	100%	192	17,823	92%
Tenda	Espaço Engenho III (Fase Única)	February	Rio de Janeiro - RJ	100%	197	18,170	99%
Tenda	Portal do Sol Life IV	February	Belford Roxo - RJ	100%	64	5,971	91%
Tenda	Grand Ville das Artes - Matisse Life V	March	Lauro de Freitas - BA	100%	120	10,805	70%
Tenda	Grand Ville das Artes - Matisse Life VI	March	Lauro de Freitas - BA	100%	120	10,073	79%
Tenda	Grand Ville das Artes - Matisse Life VII	March	Lauro de Freitas - BA	100%	100	8,957	90%
Tenda	Residencial Buenos Aires Tower	March	Belo Horizonte - MG	100%	88	14,226	100%
Tenda	Tapanã - Fase I (Condomínio I)	March	Belém - PA	100%	274	26,543	48%
Tenda	Tapanã - Fase I (Condomínio III)	March	Belém - PA	100%	164	15,926	26%
Tenda	Estação do Sol - Jaboatão I	March	Jaboatão dos Guararapes - PE	100%	159	17,956	57%
Tenda	Fit Marumbi Fase II	March	Curitiba - PR	100%	335	62,567	85%
Tenda	Carvalhaes - Portal do Sol Life V	March	Belford Roxo - RJ	100%	96	9,431	69%
Tenda	Florença Life I	March	Campo Grande - RJ	100%	199	15,720	69%
Tenda	Cotia - Etapa I Fase V	March	Cotia - SP	100%	272	25,410	100%
Tenda	Fit Jardim Botânico Paraiba - Stake Acquisition	March	João Pessoa - PB	100%	155	19,284	60%
Tenda	Coronel Vieira Lote Menor (Cenário 2)	April	Rio de Janeiro - RJ	100%	158	16,647	98%
Tenda	Portal das Rosas	April	Osasco - SP	100%	132	12,957	97%
Tenda	Igara III	April	Canoas - RS	100%	240	23,601	12%
Tenda	Portal do Sol - Fase 6	May	Belford Roxo - RJ	100%	64	6,146	58%
Tenda	Grand Ville das Artes - Fase 9	May	Lauro de Freitas - BA	100%	120	11,403	28%
Tenda	Gran Ville das Artes - Fase 8	May	Lauro de Freitas - BA	100%	100	9,433	55%
Tenda	Vale do Sol Life	May	Rio de Janeiro - RJ	100%	79	8,124	52%
Tenda	Engenho Life IV	June	Rio de Janeiro - RJ	100%	197	19,968	62%
Tenda	Residencial Club Cheverny	June	Goiânia - GO	100%	384	52,414	22%
Tenda	Assunção Life	June	Belo Horizonte - MG	100%	440	55,180	85%
Tenda	Residencial Brisa do Parque II	June	São José dos Campos - SP	100%	105	12,786	39%
Tenda	Portal do Sol Life VII	June	Belford Roxo - RJ	100%	64	6,188	38%
Tenda	Vale Verde Cotia F5B	June	Cotia - SP	100%	116	11,984	96%
Tenda	San Martin	June	Belo Horizonte - MG	100%	132	21,331	93%
Tenda	Brisas do Guanabara	June	Vitória da Conquista - BA	80%	243	22,248	14%
Tenda	Jd. Barra - Lote 4	September	São Paulo - SP	50%	150	20,010	85%
Tenda	Jd. Barra - Lote 5	September	São Paulo - SP	50%	112	14,533	74%
Tenda	Jd. Barra - Lote 6	September	São Paulo - SP	50%	112	14,590	55%
Tenda	ESTAÇÃO DO SOL TOWER - Fase 2	September	Jaboatão dos Guararapes - PE	100%	160	17,376	9%
Tenda	Assis Brasil Fit Boulevard	September	Porto Alegre - RS	70%	223	38,897	19%
Tenda	Cesário de Melo II - San Marino	September	Rio de Janeiro - RJ	100%	199	16,907	72%
Tenda	Parque Arvoredo - F1	September	Curitiba - PR	100%	360	71,256	44%
Tenda	GVA 10 a 14	September	Lauro de Freitas - BA	100%	559	52,149	16%
Tenda	Portal do Sol - Consolidado	September	Rio de Janeiro - RJ	100%	448	43,993	11%
Tenda	Flamboyant Fase 1	September	São José dos Campos - SP	100%	264	39,005	32%
Tenda	Assunção Fase 3	September	Belo Horizonte - MG	100%	158	20,880	61%
Tenda	Viver Itaquera (Agrimensor Sugaya)	September	São Paulo - SP	100%	199	24,359	0%
Tenda	Estudo Firenze Life	September	Sete Lagoas - MG	100%	240	23,281	86%
Tenda	Villagio Carioca - Cel Lote Maior	September	Rio de Janeiro - RJ	100%	237	27,279	24%
Tenda	ICOARACI - Stake Acquisition	September	Belém - PA	90%	29	5,008	79%
Tenda	FIT COQUEIRO I - Stake Acquisition	September	Belém - PA	100%	60	5,599	100%
Tenda	FIT COQUEIRO II - Stake Acquisition	September	Belém - PA	100%	48	4,501	2%
Tenda	FIT MIRANTE DO PARQUE - Stake Acquisition	September	Belém - PA	90%	126	20,507	100%
Tenda	MIRANTE DO LAGO - Stake Acquisition	September	Ananindeua - PA	85%	20	3,156	100%
Tenda	Alta Vista	September	São Paulo - SP	100%	160	17,869	82%
Tenda					9,227	1,068,208	56%

Total					14,491	2,948,685	56.0%

Page140

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                   Unaudited

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the third quarter ended on September 30, 2010.

Company	Project	Construction status		%Sold		Revenues recognized (R$ '000)
		3Q10	2Q10	3Q10	2Q10	3Q10	2Q10
Gafisa	NOVA PETROPOLIS SBC - 1ª FASE	94%	84%	72%	62%	22,056	9,850
Gafisa	SUPREMO	89%	81%	100%	98%	18,675	11,090
Gafisa	Smart Vila Mariana	38%	0%	100%	0%	14,860	-
Gafisa	PQ BARUERI COND - FASE 1	82%	73%	70%	69%	13,991	10,859
Gafisa	ENSEADA DAS ORQUÍDEAS	94%	89%	97%	96%	13,577	10,002
Gafisa	Vistta Santana	66%	58%	93%	92%	13,047	9,004
Gafisa	LONDON GREEN	100%	99%	95%	93%	11,481	4,005
Gafisa	TERRAÇAS TATUAPE	84%	70%	88%	78%	10,079	4,072
Gafisa	Chácara Santana	81%	69%	96%	95%	10,031	6,773
Gafisa	MONT BLANC	70%	63%	43%	38%	9,874	4,207
Gafisa	LAGUNA DI MARE - FASE 2	60%	47%	78%	72%	9,426	5,773
Gafisa	MAGIC	100%	100%	91%	84%	9,168	5,113
Gafisa	Reserva do Bosque - Lauro Sodré - Phase 2	48%	37%	84%	75%	8,725	3,370
Gafisa	BRINK	89%	72%	93%	92%	8,551	5,878
Gafisa	Alphaville Barra da Tijuca	88%	83%	73%	73%	8,349	3,416
Gafisa	ALEGRIA FASE 1	57%	45%	68%	64%	7,706	7,582
Gafisa	Alegria - Fase2A	55%	40%	83%	68%	7,556	4,821
Gafisa	ECOLIVE	75%	59%	99%	98%	7,554	3,979
Gafisa	Supremo Ipiranga	47%	38%	91%	80%	7,459	2,943
Gafisa	VISION BROOKLIN	46%	41%	97%	97%	6,934	3,410
Gafisa	ORBIT	92%	84%	74%	66%	6,932	2,699
Gafisa	RESERVA BOSQUE RESORT - F 1	63%	48%	98%	98%	6,614	3,950
Gafisa	MISTRAL	57%	49%	92%	87%	6,605	4,508
Gafisa	Mansão Imperial - Fase 2b	54%	44%	50%	41%	6,427	14,474
Gafisa	GRAND VALLEY NITERÓI - FASE 1	71%	61%	89%	91%	6,141	5,318
Gafisa	IT STYLE - FASE 1	51%	51%	87%	82%	6,136	24,918
Gafisa	Mansão Imperial - F1	57%	48%	80%	79%	5,973	2,305
Gafisa	VISION - CAMPO BELO	97%	96%	99%	98%	5,489	8,519
Gafisa	Vila Nova São José F1 - Metropolitan	73%	51%	61%	54%	5,306	6,606
Gafisa	QUINTAS DO PONTAL	93%	84%	40%	36%	5,051	1,342
Gafisa	RESERVA STA CECILIA	71%	56%	28%	23%	4,858	2,006
Gafisa	Brink F2 - Campo Limpo	89%	72%	93%	89%	4,856	4,106
Gafisa	EVIDENCE	100%	98%	89%	82%	4,777	4,037
Gafisa	Others					196,571	325,656
	Total Gafisa					490,835	526,591

Alphaville	MANAUS	100%	100%	99%	100%	10,811	8,243
Alphaville	PORTO ALEGRE	22%	0%	86%	0%	10,786	1,260
Alphaville	RIBEIRÃO PRETO	24%	0%	93%	0%	8,614	8,427
Alphaville	RIO DAS OSTRAS	100%	79%	100%	99%	7,441	10,200
Alphaville	BARRA DA TIJUCA	85%	68%	73%	73%	4,496	2,635
Alphaville	TERRAS ALPHA FOZ	45%	0%	82%	0%	3,633	2,610
Alphaville	LITORAL NORTE	100%	100%	98%	100%	2,997	6,390
Alphaville	CARUARU (VARGEM GRANDE)	76%	16%	99%	98%	2,476	3,748
Alphaville	CONCEITO A RIO OSTRAS (ex caxias sul)	20%	4%	54%	15%	2,433	382
Alphaville	Others	0%	0%	0%	0%	60,837	56,983
	Total AUSA					114,523	100,879

	Total Tenda					351,838	299,972

	Consolidated Total					957,196	927,442

Page141

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                   Unaudited

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Consolidated Income Statement

R$ 000	3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Gross Operating Revenue
Real Estate Development and Sales	1,022,095	902,196	990,269	13.3%	3.2%
Construction and Services Rendered	6,435	13,265	13,592	-51.5%	-52.7%
Deductions	(71,334)	(38,360)	(76,419)	86.0%	-6.7%

Net Operating Revenue	957,196	877,101	927,442	9.1%	3.2%

Operating Costs	(681,275)	(621,927)	(647,950)	9.5%	5.1%

Gross profit	275,921	255,174	279,492	8.1%	-1.3%

Operating Expenses
Selling Expenses	(53,887)	(55,556)	(61,140)	-3.0%	-11.9%
General and Administrative Expenses	(59,317)	(57,601)	(55,125)	3.0%	7.6%
Other Operating Revenues / Expenses	(2,187)	(40,031)	(6,947)	-94.5%	-68.5%
Depreciation and Amortization	(8,305)	(9,784)	(8,781)	-15.1%	-5.4%
Non-recurring expenses	(18)		(259)	-	-92.9%

Operating results	152,207	92,202	147,240	65.1%	3.4%

Financial Income	36,417	33,104	40,929	10.0%	-11.0%
Financial Expenses	(56,432)	(70,923)	(61,782)	-20.4%	-8.7%

Income Before Taxes on Income	132,192	54,383	126,387	143.1%	4.6%

Deferred Taxes	(823)	(23,142)	(12,083)	-96.4%	-93.2%
Income Tax and Social Contribution	(9,661)	13,056	(9,977)	-174.0%	-3.2%

Income After Taxes on Income	121,708	44,297	104,327	174.8%	16.7%

Minority Shareholders	(5,108)	(15,296)	(7,058)	-66.6%	-27.6%

Net Income	116,600	29,001	97,269	302.1%	19.9%

Net Income Per Share (R$)	0.27021	0.11111	0.22655	143.2%	19.3%

Page142

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                   Unaudited

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Consolidated Balance Sheet

	3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
ASSETS
Current Assets
Cash and cash equivalents	570,718	948,350	1,136,765	-39.8%	-49.8%
Restricted cash in guarantee to loans and resctricted
credits	660,425	151,337	669,619	336.4%	-1.4%
Receivables from clients	2,727,930	1,718,110	2,470,944	58.8%	10.4%
Properties for sale	1,447,266	1,376,236	1,446,760	5.2%	0.0%
Other accounts receivable	155,795	93,722	141,740	66.2%	9.9%
Deferred selling expenses	38,028	7,205	20,592	427.8%	84.7%
Deferred taxes	-	13,099	-	-	-
Prepaid expenses	16,423	13,522	15,283	21.5%	7.5%
	5,616,585	4,321,581	5,901,703	30.0%	-4.8%
Long-term Assets
Receivables from clients	2,411,275	1,662,300	2,075,161	45.1%	16.2%
Properties for sale	388,649	386,196	407,792	0.6%	-4.7%
Deferred taxes	367,788	250,846	311,693	46.6%	18.0%
Other	252,324	102,458	131,035	146.3%	92.6%
	3,420,036	2,401,800	2,925,681	42.4%	16.9%

Investments	194,207	195,088	194,871	-0.5%	-0.3%
Property, plant and equipment	63,825	53,698	59,659	18.9%	7.0%
Intangible assets	15,480	9,690	16,280	59.8%	-4.9%
	273,512	258,476	270,810	5.8%	1.0%

Total Assets	9,310,133	6,981,857	9,098,194	33.3%	2.3%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financing	789,331	570,307	825,382	38.4%	-4.4%
Debentures	214,561	80,781	123,608	165.6%	73.6%
Obligations for purchase of land and advances from
clients	460,470	488,935	466,078	-5.8%	-1.2%
Materials and service suppliers	292,444	194,302	244,545	50.5%	19.6%
Taxes and contributions	234,394	132,216	154,983	77.3%	51.2%
Taxes, payroll charges and profit sharing	69,594	61,206	73,057	13.7%	-4.7%
Provision for contingencies	8,001	10,512	6,312	-23.9%	26.8%
Dividends	52,287	26,106	52,287	100.3%	0.0%
Deferred taxes	-	52,375	-	-	-
Other	171,417	181,312	217,569	-5.5%	-21.2%
	2,292,499	1,798,052	2,163,821	27.5%	5.9%
Long-term Liabilities
Loans and financings	371,843	636,639	352,181	-41.6%	5.6%
Debentures	1,551,407	1,244,000	1,748,000	24.7%	-11.2%
Obligations for purchase of land	177,412	147,168	176,084	20.6%	0.8%
Deferred taxes	483,373	326,812	484,453	47.9%	-0.2%
Provision for contingencies	126,327	109,827	52,670	15.0%	139.8%
Other	568,945	362,843	521,211	56.8%	9.2%
Deferred income on acquisition	6,757	12,499	8,045	-45.9%	-16.0%
	3,286,064	2,839,788	3,342,644	15.7%	-1.7%

Shareholders' Equity
Capital	2,729,187	1,233,897	2,712,899	121.2%	0.6%
Treasury shares	(1,731)	-18,050	(1,731)	-90.4%	0.0%
Capital reserves	251,489	190,585	290,507	32.0%	-13.4%
Revenue reserves	422,373	330,630	381,651	27.7%	10.7%
Retained earnings/accumulated losses	278,687	54,066	162,087	415.5%	0.0%
Minority Shareholders	51,565	552,889	46,316	-90.7%	11.3%
	3,731,570	2,344,017	3,591,729	59.2%	3.9%
Liabilities and Shareholders' Equity	9,310,133	6,981,857	9,098,194	33.3%	2.3%

Page143

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                   Unaudited

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Consolidated Cash Flows

	3Q10	3Q09
Net Income	132,192	54,383

Expenses (income) not affecting w orking capital
Depreciation and amortization	8,305	9,787

Expense on stock option plan	3,075	2,749
Unrealized interest and charges, net	62,805	39,719
Disposal of fixed asset	-	271
Warranty provision	5,272	1,255
Provision for contingencies	15,462	39,171
Profit sharing provision	6,538	8,415

Decrease (increase) in assets
Clients	(593,100)	(467,084)
Properties for sale	18,636	27,494
Other receivables	(61,342)	(82,314)
Deferred selling expenses	(17,436)	6,032
Prepaid expenses	-	8,576

Decrease (increase) in liabilities
Obligations on land purchases and advances from customers	(4,279)	6,009
Taxes and contributions	83,933	24,138
Trade accounts payable	47,899	38,601
Salaries, payroll charges	(10,000)	(18,365)
Other accounts payable	(82,636)	112,197

Cash used in operating activities	(384,676)	(188,966)

Investing activities

Purchase of property and equipment and deferred charges	(11,008)	(19,120)
Restricted cash for loan guarantees	380,786	105,178
Cash used in investing activities	369,778	86,058

Financing activities

Capital increase	16,288	1,319
Capital reserve increase	40,722
Increase in loans and financing	272,118	436,560
Repayment of loans and financing	(456,951)	(187,307)
Assignment of credit receivables, net	19,785	15,214
Proceeds from subscription of redeemable equity interest in securitization	(4,000)	(8,798)

Net cash provided by financing activities	(112,038)	256,988

Net increase (decrease) in cash and cash equivalents	(126,936)	154,080

Cash and cash equivalents

At the beggining of the period	353,008	142,654
At the end of the period	226,072	296,734

Net increase (decrease) in cash and cash equivalents	(126,936)	154,080

Page144

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                   Unaudited

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 09/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICERS	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	STATEMENT OF INCOME	7
04	01	04 - STATEMENT OF CASH FLOW	9
05	01	05 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 TO 09/30/2010	11
05	02	05 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2010	12
08	01	CONSOLIDATED BALANCE SHEET – ASSETS	14
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	15
09	01	CONSOLIDATED STATEMENT OF INCOME	17
10	01	10.01 – CONSOLIDATED STATEMENT OF CASH FLOW	19
11	01	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 TO 09/30/2010	21
11	02	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2010	22
06	01	NOTES TO THE QUARTERLY INFORMATION	24
07	01	COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER	75
12	01	COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	76
17	01	GUIDANCE	102
20	01	OTHER RELEVANT INFORMATION	103
21	01	SPECIAL REVIEW REPORT	106

Page145

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 2, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer